Confidential draft submitted on January 29, 2021
As filed with the Securities and Exchange Commission on                 , 2021
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information contained herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ZIPRECRUITER, INC.
(Exact name of registrant as specified in its charter)

Delaware	7370	27-2976158
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) 604 Arizona Avenue Santa Monica, CA 90401 (877) 252-1062	(I.R.S. Employer Identification Number)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ian Siegel
Chief Executive Officer
ZipRecruiter, Inc.
604 Arizona Avenue
Santa Monica, CA 90401
(877) 252-1062
(Name, address, including zip code, and telephone number, including area code, of agent for service)

James D. Evans Katherine K. Duncan Fenwick & West LLP 228 Santa Monica Blvd., Suite 300 Santa Monica, CA 90401 (310) 434-5400	Ryan Sakamoto General Counsel ZipRecruiter, Inc. 604 Arizona Avenue Santa Monica, CA 90401 (877) 252-1062	Marc D. Jaffe Ian D. Schuman Sarah B. Axtell Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee
Class A common stock, $0.00001 par value per share		Not applicable
_____________
(1)Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended. Given that there is no proposed maximum offering price per share of Class A common stock, the registrant calculates the proposed maximum aggregate offering price, by analogy to Rule 457(f)(2), based on the book value of the Class A common stock the registrant registers, which will be calculated from its unaudited pro forma balance sheet as of December 31, 2020. Given that the registrant’s shares of Class A common stock are not traded on an exchange or over-the-counter, the registrant did not use the market prices of its Class A common stock in accordance with Rule 457(c).
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for periods prior to the fiscal year ended December 31, 2019, as well as the nine months ended September 30, 2020 because they relate to historical periods that will not be required to be included in the prospectus at the time of the effectiveness of the registration statement of which this prospectus forms a part. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before publicly filing this registration statement.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PROSPECTUS (Subject to Completion)
Issued,                , 2021.
          Shares of Class A Common Stock

This prospectus relates to the registration of the resale of up to           shares of our Class A common stock by the stockholders identified in this prospectus, or the registered stockholders. Unlike an initial public offering, the resale by the registered stockholders is not being underwritten by any investment bank. The registered stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Sales of our Class A common stock, if any, will be made through brokerage transactions on the          at prevailing market prices. See the section titled “Plan of Distribution.” If the registered stockholders choose to sell their shares of Class A common stock, we will not receive any proceeds from the sale of such shares of Class A common stock.
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to           votes and is convertible at any time into one share of Class A common stock. As of          , 2021, the holders of our outstanding Class B common stock hold approximately           % of the voting power of our outstanding capital stock, with our directors, executive officers, and 5% stockholders, and their respective affiliates, holding approximately          % of the voting power of our outstanding capital stock. Prior to any sales of shares of Class A common stock, the registered stockholders who hold Class B common stock must convert their shares of Class B common stock into shares of Class A common stock.
No public market for our Class A common stock currently exists. However, our shares of Class B common stock have a history of trading in private transactions. Based on information available to us, the low and high sales price per share of Class B common stock for such private transactions during the period from January 1, 2021 through           , 2021 was $          . For more information, see the section titled “Sale Price History of our Capital Stock.” Our recent trading prices of Class B common stock in private transactions may have little or no relation to the opening public price or the subsequent trading price of our shares of Class A common stock on the          . Further, the listing of our Class A common stock on the          without underwriters is a novel method for commencing public trading in shares of our Class A common stock, and consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.
We intend to apply to list our Class A common stock on the           under the symbol “     .” We expect our Class A common stock to begin trading on or about          , 2021.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See the section titled “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our Class A common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                      ,2021

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor the registered stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the registered stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The registered stockholders will offer to sell, and seek offers to buy, shares of their Class A common stock only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.
Through and including                , 2021 (the 25th day after the listing date of our Class A common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.
For investors outside of the United States: Neither we nor any of the registered stockholders have done anything that would permit possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Class A common stock by the registered stockholders and the distribution of this prospectus outside of the United States.
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ABOUT THIS PROSPECTUS
This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the registered stockholders may, from time to time, sell the Class A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock.
Except as otherwise indicated, all information in this prospectus assumes:
•the amendment of our amended and restated certificate of incorporation on       , 2021 to redesignate our outstanding common stock as Class B common stock and create a new class of Class A common stock;
•the conversion of shares of our Series A convertible preferred stock and shares of our Series B convertible preferred stock outstanding as of December 31, 2020 into          shares of our Class B common stock, the conversion of which will occur upon the effectiveness of the registration statement of which this prospectus forms a part;
•conversion of our outstanding convertible promissory notes due June 2023 into          shares of Class B common stock, the conversion of which will occur upon the effectiveness of the registration statement of which this prospectus forms a part;
•the filing and effectiveness of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws, each of which will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part; and
•no exercise of outstanding options or settlement of outstanding restricted stock units after December 31, 2020.

GLOSSARY OF TERMS USED IN THIS PROSPECTUS
Throughout this prospectus, we use a number of key terms and provide a number of key operating metrics used by management. These key operating metrics are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model—Key Operating Metrics and Non-GAAP Financial Measures.” We define these terms as follows:
“Active Job Seeker” means a job seeker who, within a specified period, takes one or more of the following actions: (1) makes at least one visit to a ZipRecruiter-hosted site, (2) launches a ZipRecruiter job seeker mobile application, or (3) opens a ZipRecruiter-hosted engagement email. For purposes of counting Active Job Seekers, we count only unique users who are registered with ZipRecruiter as job seekers and who have previously visited a ZipRecruiter-hosted site at least once. Activity by users not registered with ZipRecruiter, registered users who are logged out of their job seeker account, or users who have opened an email alert generated by sign-ups with a ZipRecruiter partner will not contribute toward the Active Job Seeker metric.
“ATS” means applicant tracking system, which refers to the software platform in which hiring teams can review, rate and ultimately decide which candidate to hire.
“Average Number of Days Job Stays Posted” means the aggregate number of days jobs have been posted by employers in our marketplace divided by the number of jobs posted during a particular period, excluding jobs having a duration of greater than 90 days to eliminate “ever-green” jobs that remain open to source multiple job candidates.
“Average Revenue per Paid Employer” means the total Company revenue in a particular period divided by the count of Paid Employers in the same period.
“Cohort” means Paid Employers acquired during a particular year.
“Employer Acquisition Expense” means our marketing media expenses incurred for advertising directed toward employers, plus salary, bonus and commission expenses for our customer acquisition sales and marketing teams.
“Great Match” means a designation assigned by ZipRecruiter’s technology to either a job seeker or a job to indicate a high potential fit between a job seeker and a job.
“Job Acquisition Partners” means third-party sites and ATSs who have a relationship with us and from whom we receive jobs for our marketplace.
“Job Distribution Partners” means third-party sites who have a relationship with us and distribute jobs from our marketplace, and includes job boards, newspaper classifieds, search engines, social networks, talent communities and resume services.
“Paid Employer(s)” means any employer(s) (or entities acting on behalf of an employer) on a paying subscription plan or performance marketing campaign for at least one day. Paid Employer(s) excludes employers from our Job Distribution Partners or other indirect channels, employers who are not actively searching for candidates, but otherwise have access to previously posted jobs, and employers on free trial.
“Payback Period” means the number of months, beginning in January of the Cohort’s initial calendar year, required to generate enough cumulative revenue to recover the Employer Acquisition Expense incurred in the Cohort’s initial calendar year.
“Quarterly Paid Employers” means, with respect to any fiscal quarter, the count of Paid Employers during such fiscal quarter.

“Thumbs Up Rate” means the percentage of all applicants receiving a “thumbs up,” or a positive rating, by a Paid Employer.

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “ZipRecruiter,” “the company,” “we,” “us,” and “our” in this prospectus refer to ZipRecruiter, Inc. and our consolidated subsidiaries. Our fiscal year ends December 31.
ZIPRECRUITER, INC.
Before we begin, we first want to recognize the impact of the COVID-19 pandemic. The toll on the health, safety, economic security and emotional well-being of the global community is ongoing and will take years to fully appreciate. Amidst all the stories of the true heroes who have helped manage through the pandemic and those who will bring the pandemic to its end, we feel incredibly grateful and fortunate to tell our story, about a growing business doing our part to help power the economic recovery to come.
Businesses and people need to get back to work after the pandemic. We are committed to helping in that great and noble effort.
Overview
Our Mission. To actively connect people to their next great opportunity.
The Problem. Twenty years after moving online, the job market remains painfully inefficient. Job seekers are required to self-service through finding the right jobs to apply to, usually across multiple sites, and without effective tools for monitoring new opportunities. Employers in turn are overwhelmed by the complexity of modern recruiting given the abundance of job boards, search engines, and social networks to source talent from. Neither side is an expert at their role. Neither side enjoys the process.
Our Business. We founded ZipRecruiter to simplify the job market for both job seekers and employers. Unlike traditional online job sites, ZipRecruiter works like a matchmaker curating job opportunities for job seekers, and candidates for employers. Over 2.6 million businesses and 100 million job seekers have come to ZipRecruiter for their hiring and job search needs.
Creating Value for Job Seekers. For job seekers across all industries and levels of seniority, we operate like a dedicated recruiter. That means presenting strong fit job opportunities, proactively pitching potential candidates to employers, and providing job seekers with updates on the status of their applications. This makes job seekers feel supported while searching for work. That’s why ZipRecruiter is currently the #1 rated job seeker app on iOS and Android.
Creating Value for Employers. For employers, we focus on building technology to rapidly deliver quality candidates to companies of all sizes and across all industries. Our algorithms alert the best job seekers in our marketplace when a job goes live. Employers posting jobs often get their first quality candidate before they can get up from their chair. That’s why ZipRecruiter is the #1 rated employment marketplace by G21.
Unique Data and Artificial Intelligence Provide Better Outcomes for Employers and Job Seekers. With a relevant data pipeline created from billions of interactions between job seekers and
1 Based on G2 satisfaction ratings as set forth in G2, Best Job Boards Software, https://www.g2.com/categories/job-boards?utf8=%E2%9C%93&order=top_shelf (last visited January 25, 2021)

employers, we are uniquely positioned to harness that data to fuel the advanced artificial intelligence behind our matching, recommendation and marketplace optimization capabilities. Through our deep learning-based natural language processing, we understand job seekers’ and employers’ nuanced needs. We model and analyze clicks, applications, hiring signals, and numerous other interactions to improve outcomes for all participants in our marketplace. Our advanced technology stack processes the data generated by our highly engaged user base to continuously improve our matchmaking. Our climbing satisfaction metrics on both sides of our marketplace over the past few years give us confidence that these technology investments are yielding results for employers and job seekers alike.
Accelerating Network Effects. Increasing the number of jobs in our marketplace attracts more job seekers. A greater number of job seekers attracts more employers who in turn post more job opportunities in our marketplace. These natural, self-perpetuating network effects increase our data and thereby accelerate the rate at which our matching technology gets smarter over time.
Compelling Financial Results. The combination of the scale on both sides of our marketplace, our efficient go-to-market strategy, and intelligent use of technology has resulted in compelling financial results. For the fiscal year ended December 31, 2019, our revenue was $429.6 million. For the fiscal year ended December 31, 2019, we generated a net loss of $6.3 million and Adjusted EBITDA of $9.4 million. Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of net income (loss) to Adjusted EBITDA, see the section titled “Summary Consolidated Financial and Operating Data.”
What We Do
We enable work by connecting job seekers and employers in our marketplace. Over 2.6 million businesses and 100 million job seekers have come to ZipRecruiter for their hiring and job search needs.
How We Work for Employers
ZipRecruiter is focused on meaningfully reducing the time associated with making a new hire. Our technology delivers high-quality matches immediately after a job goes live and provides tools to streamline the vetting process.
Quality Candidates Fast
•Job distribution. Jobs posted with ZipRecruiter are distributed to more than 1,600 sites managed by our Job Distribution Partners. The diversity and depth of our partner network enables employers to reach an especially broad job seeker audience.
•Instant alerts to qualified potential candidates. When employers post a job, ZipRecruiter’s matching technology identifies and sends an alert to the best job seekers in our marketplace.
•Direct recruitment messages from the employer. Immediately after a job is posted, ZipRecruiter’s matching technology presents the employer with a list of potential Great Match candidates in the market. The employer can then, with a single click, personally invite the most qualified potential candidates to apply.
•Matching that learns. When an employer gives an applicant a “thumbs up” rating, our technology searches for other job seekers with similar profiles to that candidate and proactively encourages them to apply.
•Access to an expansive database of job seekers. We provide employers with instant access to 14 million Active Job Seekers with broad skill sets and a range of experiences.

Efficient Candidate Vetting
•All the applicants in one place. For employers who do not already have an established process to manage hiring, job applicants from all these different sites are captured inside the ZipRecruiter ATS.
•Great Match sorting. Our technology sorts applicants identified as a Great Match to the top of the list to help hiring managers avoid missing high-quality candidates.
•In-demand candidate alerts. ZipRecruiter alerts employers to “act fast” when a candidate that they have rated highly is also rated highly by another employer. In a tight, competitive market for top-quality talent, these notifications prompt hiring managers to move quickly to avoid losing out on a potentially great hire.
Flexible Pricing
•Flexible pricing based on customer needs. We provide a variety of pricing plans to best suit an employer’s specific needs, including flat rate pricing on terms ranging from a day to a year, as well as performance-based pricing for employers that run sophisticated recruitment marketing campaigns.
How We Work for Job Seekers
We make finding work easier.
Process Efficiency
•Search millions of jobs in one place. ZipRecruiter provides job seekers with access to millions of jobs from all over the internet.
•Simple, one-click applications. On ZipRecruiter, job seekers create a profile and can then apply for opportunities with a single click. Our one-click application works across both our marketplace and our Job Distribution Partners to remove barriers between a job seeker and their next opportunity.
•Job application tracking. Job seekers apply to numerous opportunities throughout the course of their search. Our simple, user-friendly dashboard aggregates their application history so job seekers can track opportunities.
Personalized Recruiter Assistance
•Pitched to employers as a potential candidate. After a new job is posted, ZipRecruiter’s matching technology immediately presents potential Great Match job seekers to the employer for consideration. Employers can then directly invite the job seekers they like best to apply.
•“Phil,” your personal (automated) recruiter. Our automated recruiter “Phil” curates and presents individual opportunities to job seekers for which they are a Great Match. Phil engages in a human-feeling, positive, personalized dialogue with candidates, inviting them to apply for new open positions.
•Job alerts. ZipRecruiter delivers a digest of relevant new opportunities from across the web on a daily basis to job seekers, enabling them to monitor the full breadth of our marketplace offerings.
•Match scoring. Match scores highlight best-fit opportunities for job seekers. This allows job seekers to see how well their skills match with available jobs so they can focus their energy on the right opportunities.

•Application updates. Our technology notifies job seekers when an employer either views their application or gives them a “thumbs up” rating. This addresses the #1 complaint we hear from job seekers: applying to a job and then hearing nothing back.
The Future of Work is at an Inflection Point
Today, more than 20% of working Americans, or over 40 million individuals, change jobs every year.2 Additionally, more than half of those currently working employees are either actively searching for new jobs or passively exploring new career opportunities.3
Employees are changing jobs faster. Median tenure of Millennials at a single organization is now only 2.8 years, down from a median of 10 years for the Baby Boomer generation of employees.4 Recruiting is becoming an “always on” reality for an increasing percentage of businesses. Over 75% of employers report using an online job board in 2020.5
We anticipate these trends will continue for the foreseeable future, with tens of millions of job seekers continuing to seek out tens of millions of new jobs each year. As has been the case since our founding in 2010, we believe we will continue to grow the share of that job seeking activity that we enable. But more recent developments, especially those driven by the global pandemic, are also introducing new disruptive forces into the traditional work paradigm.
COVID-19 dramatically suppressed the job market and put an end to a 10-year run of job growth.6 Multiple high volume hiring categories like hospitality, tourism, and live events have gone dormant. Further, in spite of there having been over 20 million people unemployed or under-employed due to the pandemic, according to our internal data, job seekers are currently searching for work in our marketplace at 20% below pre-pandemic levels.
We believe distribution of vaccines for COVID-19 will drive a broad-based and extended recovery in the hiring market on both sides of our marketplace. We further believe that the future of work, and by extension recruiting, has been irreversibly changed forever.
The percentage of workers around the world that are permanently working from home is expected to double in 2021 as employers have realized productivity increases during the COVID-19 pandemic.7 Removing a geographic constraint from the definition of a qualified applicant will be a significant change for those executing talent searches. For most jobs, the qualified candidate pool will increase by orders of magnitude. Trying to recruit via a nationwide job posting would be painfully inefficient as employers would likely field hundreds or even thousands of applicants.
We believe this dramatic increase in available quality applicants per job opening will tilt employers towards tools with the ability to identify and selectively recruit talent from across the nation. Our advanced matching and existing process tools for employers are well suited to meet the challenges of this dynamic new opportunity.
We believe that the confluence of all the trends above will provide a significant tailwind for our faster, smarter marketplace.
2 U.S. Bureau of Labor Statistics, Employee Tenure Summary - Employee Tenure in 2020, September 22, 2020 (20% - 24% of Americans change jobs every year). Referred to hereinafter as the U.S. BOL Employee Tenure Summary.
3 Gallup Inc., State of the American Workplace, 2017.
4 U.S. BOL Employee Tenure Summary.
5 ZipRecruiter Brand Awareness Survey, 2020. Referred to hereinafter as the Brand Awareness Survey.
6 U.S. Bureau of Labor Statistics, Total Nonfarm Employment, Seasonally Adjusted.
7 Thomson Reuters Corporation, Permanently remote workers seen doubling in 2021 due to pandemic productivity: survey, October 2020.

Opportunities to Meet the Challenges Employers Face
Companies have been searching for candidates on the internet for decades, but unlike the vast majority of other internet-enabled services, such as shopping, entertainment, or booking travel, the task of finding the right candidate remains complicated. Employers face a series of challenges that make the process of selecting the best candidate frustrating and inefficient.
•Access to all job seekers. Employers want to feel confident they have reached a critical mass of potential candidates.
•Surfacing highly qualified applicants. Choosing the right candidate to hire starts with evaluating all applicants to assess if they are a potential Great Match for the role.
•Quickly engaging potential Great Match candidates. The best candidates are in high demand and engaging those candidates before the window of opportunity closes is critical.
Opportunities to Meet the Challenges Job Seekers Face
If there is a job seeker out there who loves the traditional job search process, we have not found them yet. Searching for a job is hard and time consuming. We believe technology designed for job seekers can uncover more great opportunities with less effort and rejection.
•Access to all jobs. Job seekers often need to search broadly to find the right position, replicating the same search across multiple sites to find the opportunities for which they are a good fit.
•Surfacing those jobs that could be a Great Match. Amidst the millions of jobs that are searchable, finding those that fit best is cumbersome.
•Providing feedback on where a job application stands. Most job seekers who apply to a job never hear anything back from the employer.
Our Strengths
Transforming how people find work requires a combination of world-class skills. Our core competitive advantages that have been critical to our success include:
•Large and unique set of jobs. With over 90 million job postings available for matching in 2020 alone, technology brings both jobs listed directly in our marketplace as well as those from our Job Acquisition Partners together. ZipRecruiter was the canonical source for millions of these jobs, which means a job seeker’s search is incomplete unless they access our marketplace.
•Engaged job seeker community. Over 36 million Active Job Seekers engaged in the ZipRecruiter marketplace in 2020. Those job seekers come to us directly and through our network of over 1,600 sites managed by our Job Distribution Partners.
•Powerful artificial intelligence powered technology. Our technology captures insights from billions of user interactions facilitated by our marketplace, driving meaningful increases in the quality of matches we can enable over time.
•Designed for simplicity and speed. We thrive on taking unnecessarily complex processes and simplifying them. This product design philosophy permeates our entire company. We focus on continually making ZipRecruiter faster and simpler for employers and job seekers to use.
•Metrics-driven culture. We are a metrics and data-driven company. We are disciplined about setting quantitative operating goals and then finding innovative ways to achieve those goals across the company.

•Powerful network effects. The scale of matching activity in our marketplace provides us with a unique and growing data set consisting of billions of signals which help drive superior matching. More jobs, more job seekers and better matching technology over time create more high-velocity hiring activity in our marketplace, fueling a self-perpetuating cycle of network effects.
•Our brand. Since our founding, we have invested over $600 million in building the ZipRecruiter brand. We are proud that our investment in our brand has led to 82% aided brand awareness among U.S. employers8.
Our Growth Strategy
Our strategy is to use technology to consistently grow our marketplace in three key areas: more jobs, more job seekers and better matching. These three growth vectors will both directly grow our business and also strengthen the network effects that serve as a competitive advantage. Several specific growth initiatives fit well into our overall strategy:
•Increasing the number of employers in our marketplace. We believe the marketplace we have built serves employers of all sizes, regions and industries. We see an opportunity to continue to meaningfully grow our employer footprint, from small businesses to large global enterprises.
•Increasing the number of job seekers in our marketplace. We believe we can continue to drive a greater volume of Active Job Seekers to our marketplace as well as innovate ways to engage job seekers that are more passively open to evaluating new opportunities.
•Strengthening our artificial intelligence powered technology. Our artificial intelligence and matching algorithms continually improve as we ingest incremental data. The signals across our marketplace train our recommendations, increasing utility for both job seekers and employers. Despite our progress, we believe there remains a significant opportunity to continue to further improve our matching with ongoing investment in technology and an increase in the number and quality of data signals we collect over time.
•Continuing to optimize performance-based pricing. Employers’ willingness to pay for recruitment varies by company and by each job opening. We believe we have multiple pricing optimization opportunities that will provide more flexibility to employers of different sizes.
•Expanding our global footprint. We believe our strengths as a company, especially our purpose-built technology for bringing job seekers and employers together, can be leveraged in additional markets as we continue to expand our geographic footprint. Many of our over 1,600 Job Distribution Partners already operate in other markets which will accelerate our ability to expand internationally.
•Building an enduring brand. We plan to increase our brand investment to ensure ZipRecruiter further develops as a category-defining, enduring brand for employers and job seekers alike.
Summary of Risks Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:
•We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results, and financial condition.
•COVID-19 has caused significant uncertainty and disruption in our business operations. The ongoing effects of the COVID-19 pandemic continue to be unpredictable, and may have an adverse effect on our business, results of operations, and financial condition.
8 Brand Awareness Survey.

•Our business is significantly affected by fluctuations in general economic conditions, which have been adversely affected by the COVID-19 pandemic. There is risk that any economic recovery may be short-lived and uneven, and may not result in increased demand for our services.
•Our marketplace functions on software that is highly technical and complex, and if it fails to perform properly, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.
•Our business depends on employers purchasing and renewing subscriptions and performance-based services from us. Any decline in our user renewals or performance-based services could harm our future operating results.
•We have experienced growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we cannot manage our growth effectively, our business, operating results, and financial condition could be adversely affected.
•A significant portion of our Paid Employers is comprised of small- to medium-sized businesses, whose hiring needs and service preferences may be subject to greater volatility than the overall economy.
•Our business depends largely on our ability to attract and retain talented employees, including senior management and key personnel. If we lose the services of Ian Siegel, our Chief Executive Officer, or other members of our senior management team, we may not be able to execute on our business strategy.
•If internet search engines’ methodologies or other channels that we use to direct traffic to our website are modified to our disadvantage, or our search result page rankings decline for other reasons, our user growth could decline.
•Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business, which makes our future results difficult to predict.
•Our success depends on our ability to maintain the value and reputation of the ZipRecruiter brand.
•An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price at which you purchased them.
•The trading price of our Class A common stock, upon listing on                     , may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.
•None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, the sales or distribution of substantial amounts of our Class A common stock, or the perception that such sales or distributions might occur, could cause the market price of our Class A common stock to decline.
•Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
•The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to our listing, including our directors, executive officers, and 5% stockholders who will hold in the aggregate     % of the voting power of our capital stock following the registration and listing of our Class A common stock on the                     , which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

•The registration and listing of our Class A common stock differs significantly from an underwritten     initial public offering.
Corporate Information
We were incorporated in 2010 as ZipRecruiter, Inc., a Delaware corporation. In March 2020, in response to the global COVID-19 pandemic, a vast majority of our employees began to work remotely rather than on-site. Our principal executive offices are located at 604 Arizona Avenue, Santa Monica, California 90401, and our telephone number is (877) 252-1062. Our website address is www.ziprecruiter.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.
ZipRecruiter, the ZipRecruiter logo, and other registered or common law trade names, trademarks, or service marks of ZipRecruiter appearing in this prospectus are the property of ZipRecruiter. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.
Channels for Disclosure of Information
Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.ziprecruiter.com), press releases, public conference calls, public webcasts, our Twitter feed (@ZipRecruiter), our Facebook page, and our LinkedIn page.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include, but are not limited to:
•being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•an exemption from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

•reduced disclosure obligations about our executive compensation arrangements;
•exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and
•extended transition periods for complying with new or revised accounting standards.
We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the date of effectiveness of the registration statement of which this prospectus forms a part.
We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies that have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in the stock price of our Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
The following tables summarize our consolidated financial and operating data. The summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.
You should read the following summary consolidated financial and operating data together with the sections titled “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial and operating data in this section are not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.
Consolidated Statements of Operations Data:

	Year Ended December 31,
	2019	2020
	(in thousands, except per share data)
Revenue	$429,559
Cost of revenue(1)	54,778
Gross profit	374,781
Operating expenses:
Sales and marketing(1)	276,197
Research and development(1)	65,410
General and administrative(1)	39,492
Total operating expenses	381,099
Income (loss) from operations	(6,318)
Other income (expense):
Interest expense	(575)
Sublease income	1,170
Other income (expense)	(38)
Total other income, net	557
Income (loss) before income taxes	(5,761)
Income tax expense	588
Net income (loss)	(6,349)
Less: Accretion of redeemable preferred stock	(3,722)
Net income (loss) attributable to common stockholders	$(10,071)
Net income (loss) per share, basic and diluted(2)	$(0.13)
Weighted-average shares used in computing net income (loss) per share, basic and diluted(2)	79,337
Pro forma earnings per share(2)
Basic
Diluted
Weighted-average shares used in computing pro forma earnings per share(2)
Basic
Diluted
Other Financial Information:
Adjusted EBITDA (3)	$9,366

________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$119
Sales and marketing	1,031
Research and development	3,159
General and administrative	2,431
Total stock-based compensation	$6,740
(2)See Note 3 in our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share, pro forma net income per share, and the weighted-average number of shares used in the computation of the per share amounts.
(3)Adjusted EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other measures derived in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see "Non-GAAP Financial Measures."
Selected Consolidated Balance Sheet Data:

	Year Ended December 31,
	2019	2020	2020
		Actual	Pro Forma(1)
	(in thousands)
Cash	$35,529
Working capital(2)	(5,518)
Total assets	117,724
Long-term borrowing	10,000
Convertible notes with related parties	—
Total liabilities	107,062
Redeemable convertible preferred stock	132,973
Total stockholders' deficit	$(122,311)
______________
(1)The pro forma column reflects (a) the redesignation of         shares of our outstanding common stock into         shares of Class B common stock outstanding as of December 31, 2020 as if such redesignation occurred on December 31, 2020, (b) the conversion of shares of our Series A convertible preferred stock and shares of our Series B convertible preferred stock outstanding as of December 31, 2020 into       shares of our Class B common stock as if such conversion occurred on December 31, 2020, and (c) the conversion of all of our outstanding convertible notes with related parties into           shares of Class B common stock, as if such conversion occurred on December 31, 2020.
(2)Working capital is defined as current assets less current liabilities. See our consolidated financial statements and the accompanying notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
Key Operating Metrics

Three Months Ended December 31, 2019
Quarterly Paid Employers(1)	102,541
Average Revenue per Paid Employer(1)	$1,098
____________
(1)See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures” included elsewhere in this prospectus for definitions of these metrics.
Non-GAAP Financial Measures
We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), income (loss) from operations, and other results under GAAP, we use Adjusted EBITDA and Adjusted EBITDA margin to evaluate our business. We have included these non-GAAP financial measures in this prospectus because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.
We define Adjusted EBITDA as our net income (loss) before total other income, net, income tax expense and depreciation and amortization, adjusted to eliminate stock-based compensation expense. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the same period.
We believe Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors and other interested parties to evaluate and assess performance.
The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,
	2019	2020
	(in thousands, except percentages)
GAAP net income (loss)	$(6,349)
Stock-based compensation	6,740
Depreciation and amortization	8,944
Total other income, net	(557)
Income tax expense	588
Adjusted EBITDA	$9,366
Adjusted EBITDA margin	2%

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.
Risk Related to Our Business
Operational Risks
We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results, and financial condition.
We face intense competition from many well-established online job sites such as CareerBuilder, Craigslist, Dice, Glassdoor, Indeed, LinkedIn and Monster and may face additional competition from newer entrants such as Google or Facebook. Many of our existing and potential competitors are considerably larger or more established than we are and have larger work forces and more substantial marketing and financial resources. Price competition for job marketplaces such as ours is likely to remain high, which could limit our ability to maintain or increase our market share, revenue and/or profitability.
Many of our larger competitors have long-standing relationships or access to employers, including our Paid Employers, as well as those whom we may wish to pursue. Some employers may be hesitant to use a new platform and prefer to upgrade products offered by these incumbent platforms for reasons that include price, quality, sophistication, familiarity, and global presence. These platforms could offer competing products on a standalone basis at a low price or bundled as part of a larger product sale.
Many of our competitors are able to devote greater resources to the development, promotion, sale, and support of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. Our competitors may also establish cooperative relationships among themselves or with third parties to enhance their product offerings or resources. If our competitors’ products, platforms, services or technologies maintain or achieve greater market acceptance than ours, if they are successful in bringing their products or services to market earlier than ours, or if their products, platforms or services are more technologically capable than ours, then our revenue could be adversely affected. Also, some of our competitors may offer their products and services at a lower price. If we cannot optimize pricing, our operating results may be negatively affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.
The number of employers distributing their job posting service purchases among a broader group of competitors may increase which may make it more difficult to retain or maintain our current share of business with existing Paid Employers. We also face the risk that employers may decide to provide similar services internally or reduce or redirect their efforts to recruit job seekers through online job advertisements. As a result, there can be no assurance that we will not encounter increased competition in the future.

COVID-19 has caused significant uncertainty and disruption in our business operations. The ongoing effects of the COVID-19 pandemic continue to be unpredictable, and may have an adverse effect on our business, results of operations, and financial condition.
COVID-19 has caused significant uncertainty. Public health problems resulting from COVID-19 and precautionary measures instituted by governments and businesses to mitigate its spread, including travel restrictions and quarantines, could continue to contribute to a general economic slowdown, adversely impact our employers and job seekers and other business partners, and disrupt our operations.
As a result of the COVID-19 pandemic, in March 2020, we transitioned our entire staff to a remote working environment, which impacts productivity and our business operations. We have had to expend, and expect to continue to expend, resources to respond to the COVID-19 pandemic, including to develop and implement internal policies and procedures and track changes in laws. The remote working environment may also create increased vulnerability to cybersecurity incidents, including breaches of information systems security, which could damage our reputation and commercial relationships. Changes in our operations in response to COVID-19 or employee illnesses resulting from COVID-19 may also result in inefficiencies or delays, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession and business continuity planning, employees working remotely or using teleconferencing technologies. Any prolonged diversion of resources may have an adverse effect on our operations. Over time, such remote operations may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are critical to our success. Additionally, a remote working environment may impede our ability to undertake new business projects, foster a creative environment, and hire and retain team members. Such effects may adversely affect the productivity of our team members and overall operations, which could have a material adverse effect on our business, results of operations, financial condition, and future prospects.
The impact of the ongoing COVID-19 pandemic is severe, widespread, and continues to evolve. The extent to which the COVID-19 pandemic will continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time, including:
•the duration and spread of the pandemic, including any additional resurgences;
•the timing, distribution and efficacy of COVID-19 vaccines;
•governmental, business, and individuals’ actions taken in response to the pandemic, including business closures and any shelter in-place guidelines;
•the impact of the pandemic on national and global economic activity, unemployment levels, and capital and financial markets, including the possibility of a national or global recession;
•the impact of the pandemic on the financial circumstances and employment needs of our employers and job seekers;
•other business disruptions that affect our workforce; and
•actions taken to contain the pandemic or treat its impact.
To the extent the COVID-19 pandemic or a similar public health threat has an impact on our business, results of operations, and financial condition, it is likely also to have the effect of heightening many of the other risks described in this “Risk Factors” section.
Our business is significantly affected by fluctuations in general economic conditions, which have been adversely affected by the COVID-19 pandemic. There is risk that any economic recovery may be short-lived and uneven, and may not result in increased demand for our services.
Our business depends on the overall demand for labor and on the economic health of current and prospective employers and job seekers that use our marketplace. Demand for recruiting and hiring services is significantly affected by the general level of economic activity and employment in the United States and the other countries in which we operate. Any significant weakening of the economy in the United States or the global economy, increased unemployment, reduced credit availability, reduced business confidence and activity, decreased government spending, economic uncertainty, financial turmoil affecting the banking system or financial markets, trade wars and higher tariffs, and other adverse economic or market conditions may adversely impact our business and operating results. Significant swings in economic activity historically have had a disproportionately negative impact on hiring activity and related efforts to find candidates. We may also experience more pricing pressure during periods of economic downturn.
The COVID-19 pandemic has caused significant volatility in financial markets and has caused what may be an extended global recession. There is a risk that as overall global conditions improve, we could continue to experience declines in all, or in portions, of our business. Recoveries are difficult to predict, and may be short-lived, slow, or uneven, with some regions, or countries within a region, continuing to experience declines or weakness in economic activity while others improve. Differing economic conditions and patterns of economic growth or contraction in the geographical regions in which we operate may affect demand for our marketplace. As global economic conditions improve, we may not experience uniform, or any, increases in demand for our marketplace within the markets where our business is concentrated.
Economic uncertainty may cause some of our current or potential employers to curtail spending in our marketplace and may ultimately result in cost challenges to our operations. These adverse conditions could result in reductions in revenue, increased operating expenses, longer sales cycles, slower adoption of new technologies, and increased competition. We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally. There is also risk that when overall global economic conditions are positive, our business could be negatively impacted by a decreased demand for job postings and our services. If general economic conditions significantly deviate from present levels, our business, financial condition, and operating results could be adversely affected.
Substantially all of our revenue is generated by our business operations in the United States. Prior to the recent COVID-19 pandemic, the United States had largely experienced positive economic and employment trends since our founding in 2010 and therefore we do not have a significant operating history in periods of weak economic environments and cannot predict how our business will perform in such periods. Any significant economic downturn in the United States or other countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.
Our marketplace functions on software that is highly technical and complex and if it fails to perform properly, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.
Our marketplace functions on software that is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may be discovered only after the code has been deployed. Any errors, bugs, or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time, or difficulty maintaining and improving the performance of our marketplace could result in damage to our reputation or brand, loss of employers and job seekers, loss of revenue, or liability for damages, any of which could adversely affect our business and results of operations.
As the usage of our marketplace grows, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to operate our marketplace. If we cannot continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, it may adversely affect our user experience. We also rely on third-party software and infrastructure, including the infrastructure of the internet, to provide our marketplace. Any failure of or disruption to this software and infrastructure could also make our marketplace unavailable to our users.

Our marketplace is constantly changing with new updates, which may contain undetected errors when first introduced or released. Any errors, defects, disruptions in service, or other performance or stability problems with our marketplace, or the insufficiency of our efforts to adequately prevent or timely remedy errors or defects, could result in negative publicity, loss of or delay in market acceptance of our marketplace, loss of competitive position, our inability to timely and accurately maintain our financial records, inaccurate or delayed invoicing of Paid Employers, delay of payment to us, claims by users for losses sustained by them, corrective action taken by gatekeepers of components integral to our marketplace, or investigation and corrective action taken by a regulatory agency. In such an event, we may be required, or may choose, for user relations or other reasons, to expend additional resources to help resolve the issue. Accordingly, any errors, defects, or disruptions in our marketplace could adversely impact our brand and reputation, revenue, and operating results.
Because of the large amount of data that our Paid Employers collect and manage by means of our services, it is possible that failures or errors in our systems could result in data loss or corruption, or cause the information that we or our Paid Employers collect to be incomplete or contain inaccuracies that our Paid Employers regard as significant. Furthermore, the availability or performance of our marketplace could be adversely affected by a number of factors, including users’ inability to access the internet or to send or receive email messages, the failure of our network or software systems, security breaches or variability in user traffic for our services. We may be required to issue credits or refunds for prepaid amounts related to unused services or otherwise be liable to our users for damages they may incur resulting from certain of these events. In addition to potential liability, if we experience interruptions in the availability of our marketplace, our reputation could be adversely affected and we could lose employers and job seekers.
Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.
Our business depends on employers purchasing and renewing subscriptions and performance-based services from us. Any decline in our user renewals or performance-based services could harm our future operating results.
In order for us to maintain or improve our operating results, it is important that employers enter into paid time-based job posting plans, renew their plans when the contract term expires, and purchase performance-based services from us. Employers who enter into paid plans have no obligation to renew their plans after the expiration of their contract period, which typically range from one day to twelve months. In addition, employers may renew for lower subscription amounts or for shorter contract lengths. Historically, some of our Paid Employers have elected not to renew their agreements with us and as we expand into new products and markets, we have a limited ability to reliably predict future renewal rates. Our future renewal rates for both existing and potential new products may be lower, possibly significantly lower, than historical trends.
Our future success also depends in part on our ability to sell upsell services to employers who use our marketplace. If employers do not purchase upsell services from us, our revenue may decline and our operating results may be harmed.
Our Paid Employer subscription renewals, performance-based services, and upsells may decline or fluctuate as a result of a number of factors, including user usage, user satisfaction with our services and user support, our prices, the prices of competing services, mergers and acquisitions affecting our user base, the effects of global economic conditions, or reductions in our Paid Employers’ spending levels generally.

We have experienced growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we cannot manage our growth effectively, our business, operating results, and financial condition could be adversely affected.
We have experienced growth in a relatively short period of time. For example, our total revenue for the year ended December 31, 2019 was $429.6 million, representing a year-over-year growth rate of 18% over the year ended December 31, 2018. Over time, we expect to expand our operations and personnel significantly. Sustaining our growth will place significant demands on our management as well as on our administrative, operational, and financial resources. To manage our growth, we must continue to improve our operational, financial, and management information systems; expand, motivate, and effectively manage and train our work force; and effectively collaborate with our third-party partners. If we cannot manage our growth successfully, our business, operating results, financial condition, and ability to successfully advertise our marketplace and serve our employers and job seekers could be adversely affected.
Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks, challenges, and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks, challenges, and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our financial condition and operating results could differ materially from our expectations, our growth rates may slow, and our business would be adversely impacted.
A significant portion of our Paid Employers is comprised of small- to medium-sized businesses, whose hiring needs and service preferences may be subject to greater volatility than the overall economy.
Our sales to small- and medium-sized businesses have historically constituted the core of our employers. Smaller businesses typically have less persistent hiring needs and may experience greater volatility in their need for job advertisement services and preferences among providers of such services. Along with a relatively shorter sales cycle, these Paid Employers may be more likely to change platforms based on short-term differences in perceived price, value, service level, or other factors. Difficulty in acquiring and/or retaining these employers may adversely affect our operating results.
Our business depends largely on our ability to attract and retain talented employees, including senior management and key personnel. If we lose the services of Ian Siegel, our Chief Executive Officer, or other members of our senior management team, we may not be able to execute on our business strategy.
Our future success depends in large part on the continued services of our senior management and other key personnel and our ability to retain and motivate them. In particular, we are dependent on the services of Ian Siegel, our Chief Executive Officer, and our technology, marketplace, future vision, and strategic direction could be compromised if he were to take another position, become ill or incapacitated, or otherwise become unable to serve as our Chief Executive Officer. We rely on our leadership team in the areas of marketing, sales, finance, support, product development, human resources, and technology. Our senior management and other key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason, and without notice. If we lose the services of senior management or other key personnel, or if we cannot attract, train, and retain the highly-skilled personnel we need, our business, operating results, and financial condition could be adversely affected.
Our future success also depends on our continuing ability to attract, train, and retain highly skilled personnel, including software engineers and sales personnel. We face intense competition for qualified personnel from numerous software and other technology companies. This competition for highly skilled personnel is especially intense in the regions where we have significant operations, and we may incur significant costs to attract and retain them. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. To the extent we move into new geographies, we would need to attract and recruit skilled personnel in those areas. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. If we cannot attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational, and managerial requirements, on a timely basis or at all, our business may be adversely affected.
If internet search engines’ methodologies or other channels that we use to direct traffic to our website are modified to our disadvantage, or our search result page rankings decline for other reasons, our user growth could decline.
We depend in part on various internet search engines, such as Google, as well as other channels to direct a significant amount of traffic to our website. Our ability to maintain the number of visitors directed to our website is not entirely within our control. For example, our competitors’ search engine optimization and other efforts such as paid search may result in their websites receiving a higher search result page ranking than ours; internet search engines or other channels that we utilize to direct traffic to our website could revise their methodologies in a manner that adversely impacts traffic to our website, or we may make changes to our website that adversely impact our search engine optimization rankings and traffic. As a result, links to our website may not be prominent enough to drive sufficient traffic to our website, and we may not be able to influence the results.
Search engines and other channels that we use to drive employers and job seekers to our website periodically change their algorithms, policies, and technologies, sometimes in ways that cause traffic to our website to decline. These changes can also result in an interruption in their ability to access our website or a drop in our search ranking, or have other adverse impacts that negatively affect our ability to maintain and grow the number of employers and job seekers that visit our website. We may also be forced to significantly increase marketing expenditures in the event that market prices for online advertising and paid listings escalate or our organic ranking decreases. Any of these changes could have an adverse impact on our business, user acquisition, and operating results.
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business, which makes our future results difficult to predict.
Our quarterly results of operations, including the levels of our revenue, gross margin, and profitability, may vary significantly in the future and period to period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. We also have a limited operating history and make pricing and other changes from time to time, all of which make it difficult to forecast our future results. As a result, you should not rely upon our past quarterly operating results as indicators of future performance.
Factors that may cause fluctuations in our quarterly financial results include, without limitation, those listed below:
•our ability to attract new employers and job seekers;
•Paid Employer renewal rates;
•Paid Employers purchasing upsell services;
•the addition or loss of large Paid Employers, including through acquisitions or consolidations;

•the timing of recognition of revenue;
•the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;
•network outages or security breaches;
•general economic, industry and market conditions;
•changes in our pricing policies or those of our competitors;
•seasonal variations in sales of our products, which has historically been most pronounced in the fourth quarter of our fiscal year;
•the timing and success of new product or service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors or strategic partners; and
•the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.
Our success depends on our ability to maintain the value and reputation of the ZipRecruiter brand.
We believe that our brand is important to attracting and retaining both employers and job seekers. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, ability to provide a compelling job marketplace, including services, features, content, and support related to our marketplace, and our ability to successfully secure, maintain, and defend our rights to use the “ZipRecruiter” mark, our logo, and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies and brand promotion activities may require substantial expenditures. Our brand could be harmed if we cannot achieve these objectives or if our public image were to be tarnished by negative publicity. Unfavorable publicity about us could diminish confidence in our marketplace and services. Such negative publicity also could have an adverse effect on the volume, engagement and loyalty of our employers and job seekers and could have an adverse effect on our business.
If we are not able to provide successful enhancements, new products, services, and features, our business could be adversely affected.
The market for job-posting marketplaces is characterized by frequent product and service introductions and enhancements, changing user demands, and rapid technological change. The introduction of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. The success of our business will depend, in part, on our ability to adapt and respond effectively and timely to these changes. We invest substantial resources in researching and developing new products and services and enhancing our marketplace by incorporating additional features, improving functionality, and adding other improvements to meet our employers’ and job seekers’ evolving demands in our highly competitive industry. If we cannot provide enhancements and new features or services that achieve market acceptance or that keep pace with rapid technological developments and the competitive landscape, our business could be adversely affected. The success of any enhancements or improvements to, or new features of, our marketplace or any new products and services depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies in our marketplace and third-party partners’ technologies, overall market acceptance, and resulting user activity that is consistent with the intent of such products or services. We cannot be sure that we will succeed, either timely or cost effectively, in developing, marketing, and delivering enhancements or new features, products and services to our marketplace that respond to continued changes in the market for job placement services, nor can we be sure that any enhancements or new features to our existing or any new products and services will achieve market acceptance or produce the intended effect. In addition, if new technologies emerge that allow our competitors to deliver similar services at lower prices, more efficiently, more conveniently, or more securely, such technologies could adversely impact our ability to compete.
Additionally, because our marketplace operates on a variety of third-party systems and platforms, we will need to continuously modify and enhance our offerings to keep pace with changes in internet-related hardware, operating systems, cloud computing infrastructure, and other software, communication, browser and open source technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market timely. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Parts of the technology stack supporting our marketplace may also become difficult to maintain and service as there become fewer software engineers who are skilled with respect to the programming languages used to build such pieces of software. Any failure of our marketplace to operate effectively with future network systems and technologies could reduce the demand for our marketplace, result in user dissatisfaction and adversely affect our business.
Our sales to large enterprise businesses often entail long sales cycles, which could adversely affect our operating results in a given period.
Our ability to increase revenue and maintain profitability depends, in part, on widespread acceptance of our marketplace by large businesses and other organizations. As we target our sales efforts at these businesses, we face a variety of challenges, including but not limited to, increased pricing pressure, greater costs, longer sales cycles and less predictability in completing some of our sales. In the large enterprise market, the user’s decision to use our marketplace and services may be an enterprise-wide decision and, therefore, these types of sales require us to provide greater levels of education regarding the use and benefits of our marketplace and services. In addition, because we are a relatively new company with a limited operating history when compared to some of our existing competitors, our target employers and job seekers may prefer to use offerings from more established competitors or they may require us, as a pre-condition to purchasing products and services, to provide guarantees for significantly higher levels of support, which will cause us to incur greater expense.
Issues with the use of artificial intelligence (including machine learning) in our marketplace may result in reputational harm or liability.
Artificial intelligence, or AI, is enabled by or integrated into some of our marketplace and is a significant element of our business. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems or elsewhere could impair the acceptance of AI solutions and could result in burdensome new regulations that may limit our ability to use existing or new AI technologies. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm.
The forecasts of growth of online recruitment may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you that our business will grow at a similar rate, if at all.
Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not ultimately be accurate and are not under our control. The forecasts relating to the expected growth of the online recruitment market may prove to be inaccurate. Even if the market experiences the growth we forecast, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
Our growth depends in part on the success of our strategic relationships with third parties, including indirect channels such as Job Distribution Partners and Job Acquisition Partners, and their continued performance.
To grow our business, we anticipate that we will continue to depend on relationships with third parties, including indirect channels such as Job Distribution Partners and Job Acquisition Partners. Our competitors may be effective in providing incentives to job boards and other third parties to favor their products or services or to prevent or reduce engagement with our marketplace. In addition, acquisitions of our partners by our competitors could reduce the number of our current and potential employers and job seekers as well as the number of job postings accessible by our marketplace. We cannot guarantee that the parties with which we have strategic relationships will continue to offer the services for which we rely on them, devote the resources necessary to expand our reach, or support an increased number of employers and job seekers and associated use cases. Further, some of our strategic partners offer, or could offer, competing products and services or also work with our competitors. They may also choose to develop alternative products and services in addition to, or in lieu of, our marketplace, either on their own or in collaboration with others, including our competitors.
If we are unsuccessful in establishing or maintaining our relationships with third parties, including indirect channels such as Job Distribution Partners and Job Acquisition Partners, on favorable terms, or if such indirect channels choose to end their relationships with us, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased sales of our products or increased revenue.
Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.
We believe that our corporate culture has been a key contributor to our success. If we do not continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, creativity, and teamwork we believe that we need to support our growth. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success.
Technological advances may significantly disrupt the labor market and weaken demand for human capital at a rapid rate.
Our success is directly dependent on our employers’ demands for talent. As technology continues to evolve, more tasks currently performed by people may be replaced by automation, robotics, machine learning, artificial intelligence and other technological advances outside of our control. This trend poses a risk to the job posting and distribution industry as a whole, particularly in lower-skill job categories that may be more susceptible to such replacement.
Our business is seasonal.
Our business is seasonal, reflecting typical behavior in hiring markets, where hiring activity tends to decelerate in the fourth quarter. Such seasonality also causes our revenue to vary from quarter to quarter depending on the variability in the overall job market. This seasonality can make forecasting more difficult and may adversely affect our ability to predict financial results accurately.

We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We track certain performance metrics, including quarterly Paid Employers and revenue per quarterly Paid Employer, which are not independently verified by any third party. Our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. In addition, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not accurate representations of our business, user base, or traffic levels; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, our reputation may be harmed, we may be subject to legal or regulatory actions, and our operating and financial results could be adversely affected.
We derive substantially all of our revenue from job advertisements.
We derive substantially all of our revenue from sales of products and services related to the distribution of job advertisements to job seekers across the internet. As such, any factor adversely affecting the sale of these products and services, including market acceptance, product competition, performance and reliability, reputation, price competition, intellectual property claims and economic and market conditions, could harm our business and operating results.
Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our user base and achieve broader market acceptance of our services.
Our ability to increase our Paid Employer base and achieve broader market acceptance of our marketplace will depend significantly on our ability to continue to expand our sales and marketing operations. We plan to expand our sales force and to dedicate significant and increasing resources to sales and marketing programs. We are expanding our sales and marketing capabilities to target additional potential Paid Employer, including some larger organizations, but there is no guarantee that we will be successful attracting and maintaining these businesses as users, and even if we are successful, these efforts may divert our resources away from and negatively impact our ability to attract and maintain our current Paid Employer base. All of these efforts will require us to invest significant financial and other resources. If we cannot find efficient ways to deploy our marketing spend or to hire, develop, and retain talented sales personnel in numbers required to maintain and support our growth, if our new sales personnel cannot achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to increase our Paid Employer base and achieve broader market acceptance of our services could be harmed.
Paid Employers may demand more configuration and integration services, or customized features and functions that we do not offer, which could adversely affect our business and operating results.
Our current and future Paid Employers may demand more configuration and integration services, which would increase our upfront investment in sales and deployment efforts, with no guarantee that these Paid Employers will increase their use of our services. As a result of these factors, we may need to devote a significant amount of sales support and professional services resources to individual Paid Employers, which may increase the cost and time required to complete sales. If prospective Paid Employers require customized features or functions that we do not offer, and that would be difficult for them to deploy themselves, then the market for our marketplace will be more limited and our business could suffer. As a result, we may need to devote resources to continue to develop features and technology which may impact our operating results.
Any failure to offer high-quality technical support services may adversely affect our relationships with our Paid Employers and our financial results.
Once our products and services are deployed, our Paid Employers depend on our technical support organization to assist Paid Employers with service support and optimization, and resolve technical issues. We may be unable to respond quickly enough to accommodate short-term increases in demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our services and business reputation and on positive recommendations from our existing Paid Employers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our services to existing and prospective Paid Employers, and our business, operating results and financial position.
We have a history of net losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.
We have a history of incurring net losses. For the years ended December 31, 2019 and 2018, we incurred net losses of $6.3 million and $25.4 million, respectively. As of December 31, 2019, we had an accumulated deficit of $157.0 million. We expect to make significant future expenditures related to the development and expansion of our business, including investing in our technology to improve our marketplace; investing in sales and marketing channels to enhance our brand promotion efforts; and in connection with legal, accounting, and other administrative expenses related to operating as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. If our revenue declines or fails to grow at a rate faster than increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may generate losses. We cannot ensure that we will continue to achieve profitability in the future or that we can sustain profitability.
We rely on Amazon Web Services, or AWS, to host our marketplace, and any disruption of service from AWS or material change to our arrangement with AWS could adversely affect our business.
We currently host our marketplace and support most of our operations using AWS, a provider of cloud infrastructure services. We do not control the operations of AWS’s facilities. AWS’s facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events or could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. The occurrence of any of these events, a decision to close the facilities or cease or limit providing services to us without adequate notice, or other unanticipated problems could result in interruptions to our marketplace, which may be lengthy. Our marketplace’s continuing and uninterrupted performance is critical to our success and employers and job seekers may become dissatisfied by service interruption. Sustained or repeated system failures could reduce the attractiveness of our marketplace to employers and job seekers, cause employers and job seekers to decrease their use of or stop using our marketplace, and adversely affect our business. Moreover, negative publicity from disruptions could damage our reputation.
AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. If we cannot renew our agreement or are unable to renew on commercially reasonable terms, we may experience costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure or other data center. If these providers charge high costs for or increase the cost of their services, we will experience higher costs to operate our business and may have to increase the fees to use our marketplace and our operating results may be adversely impacted.
Upon expiration or termination of our agreement with AWS, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete. Switching our operations from AWS to another cloud or other data center provider would also be technically difficult, expensive, and time consuming.
Many people are using mobile devices to access the internet. If we cannot optimize our websites for mobile access or offer a compelling mobile app, we may not remain competitive and could lose employers and job seekers.
Many employers and job seekers access our marketplace through our mobile website and mobile app. We must ensure that the experience for our mobile offerings is optimized to ensure a positive experience. It requires us to develop and enhance our offerings to be specifically designed for mobile devices, such as social media job postings. If we cannot optimize our websites and apps cost effectively and improve the monetization capabilities of our mobile services, we may not remain competitive, which may negatively affect our business and results of operations.
Additionally, there is no guarantee that employers and job seekers will use our apps rather than competing marketplaces. We are dependent on the interoperability of our mobile apps with popular third-party mobile operating systems such as Google's Android and Apple's iOS, and their placement in popular app stores like the Google Play Store and the Apple App Store, and any changes in such systems that degrade our apps’ functionality or give preferential treatment or app store placement to competitive apps could adversely affect the access and usage of our apps on mobile devices. If it is more difficult for employers and job seekers to access and use our apps on their mobile devices, our growth and engagement levels could be harmed.
Legal and Regulatory Risks
If we or our third-party partners experience a security breach, such as a hacking or phishing attack, or other data privacy or security incident, our marketplace may be perceived as not being secure, our reputation may be harmed, demand for our marketplace may be reduced, our operations may be disrupted, we may incur significant legal costs or liabilities, and our business could be adversely affected.
Our business involves the storage, processing, and transmission of proprietary, confidential, and personal information as well as the use of third-party partners and vendors who also store, process, and transmit such user information. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. We have previously experienced multiple data security incidents involving the unauthorized access to personal information of job seekers utilizing our services as well as affecting our business clients’ accounts, some of which have required us to notify affected individuals and/or regulators. In addition, any future data security breach, such as a hacking or phishing attack, or other data privacy or security incident, whether intentionally or unintentionally caused by us or by third parties, that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our, our personnel’s, or our users’ data; the loss, corruption, or alteration of this data; interruptions in our operations; or damage to our computers or systems or those of our users. Any of these could expose us to claims, litigation, fines, other potential liability, and reputational harm.
An increasing number of online services have also disclosed security breaches, some of which involved sophisticated and highly targeted attacks. Additionally, malware, viruses, social engineering (including business email compromise), and general hacking in our industry have become more prevalent and more complex. Further, due to the current COVID-19 pandemic, there is an increased risk that we may experience cybersecurity related incidents as a result of our employees, service providers, and third parties working remotely on less secure systems during government mandated shelter-in-place orders. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners and vendors may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our or our third party partners’ or vendors’ security or privacy or other data privacy or security incident occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose users and business.
Data security breaches and other data privacy and security incidents may also result from non-technical means, for example, through human error. Any such security compromise could result in a violation of applicable data privacy, security, breach notification and other laws, regulatory or other governmental investigations, enforcement actions, litigation, and legal and financial exposure, including potential contractual liability. We may need to expend significant resources to protect against, and to address issues created by, security breaches and other privacy and security incidents. These liabilities may exceed the amounts covered by our insurance or our insurance coverage may not extend to or be adequate for liabilities actually incurred, or our insurance may not continue to be available to us on economically reasonable terms, or at all. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Our systems, and the systems of our vendors and third-party partners, may also be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional service provider actions, and similar disruptions that could make all or portions of our website or applications unavailable for periods of time. Any of these effects could adversely impact our business.
We face payment and fraud risks that could adversely impact our business.
Requirements in our marketplace relating to user authentication and fraud detection are complex. If our user authentication and fraud detection measures are not effective, our marketplace may be perceived as not being secure, our reputation may be harmed, and our business may be adversely impacted. In addition, bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized or fraudulent use of another’s identity, payment information, or other information; misrepresentation of the user’s identity or skills, including using accounts that they have purchased, sold, or leased; and acquisition or use of credit or debit card details and bank account information. This conduct in our marketplace could result in any of the following, each of which could adversely impact our business:
•bad actors may use our marketplace, including our payment processing and disbursement methods, to engage in unlawful or fraudulent conduct, such as identity theft, money laundering, terrorist financing, fraudulent sale of services, bribery, breaches of security, leakage of data, piracy or misuse of software and other copyrighted or trademarked content, and other misconduct;
•we may be held liable for the unauthorized use of an account holder’s credit card or bank account number and required by card issuers or banks to return the funds at issue and pay a chargeback or return fee, and if our chargeback or return rate becomes excessive, credit card networks may also require us to pay fines or other fees and the California Department of Business Oversight may require us to hold cash reserves;
•we may be subject to additional risk and liability exposure, including for negligence, fraud, or other claims, if employees or third-party service providers fraudulently misappropriate our banking or other information or user information;
•employers and job seekers that are subjected or exposed to the unlawful or improper conduct of other employers and job seekers or other third parties, or law enforcement or administrative agencies, may seek to hold us responsible for the conduct of employers and job seekers, may lose confidence in our marketplace, decrease or cease use of our marketplace, seek to obtain damages and costs, or impose fines and penalties;
•we may be subject to additional risk if employers in our marketplace cannot pay hired job seekers for services rendered, as such job seekers may seek to hold us responsible for the employers’ conduct and may lose confidence in our marketplace, may decrease or cease use of our marketplace, or seek to obtain damages and costs; and
•we may suffer reputational damage as a result of the occurrence of any of the above.
Despite measures we have taken to detect, prevent, and mitigate these risks, we do not have control over the employers and job seekers in our marketplace and cannot ensure that any of our measures will stop or minimize the use of our marketplace for, or to further, illegal or improper purposes. We may receive complaints from employers, job seekers and other third parties concerning misuse of our marketplace and wrongful conduct of other employers and job seekers. We may also bring claims against employers and job seekers and other third parties for their misuse of our marketplace in the future. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the attention and resources of our management and adversely affect our business and operating results.
Changes in laws or regulations relating to data privacy or the protection, collection, storage, processing, transfer, or use of personal data, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could adversely affect our business.
We receive, collect, store, process, transfer, and use personal information and other user data. There are numerous federal, state, local, and international laws and regulations regarding data privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other content. The scope of these laws and regulations is changing, subject to differing interpretations, and may be inconsistent among countries, or conflict with other laws and regulations.
We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and information security. The regulatory framework for privacy and data protection worldwide is uncertain and complex, and that these or other actual or alleged obligations may be interpreted and applied in ways we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of the data of our employers and job seekers, employees, contractors, or others, or their interpretation, or any changes regarding the manner in which the express or implied consent of employers and job seekers for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, which may be material or not cost-effective, and may limit our storage and processing of user data or develop new services and features.
We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, in 2018, European legislators adopted the General Data Protection Regulation, or the GDPR, which imposes more stringent European Union, or EU, data protection requirements, and provides for significant penalties for noncompliance. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR has been and will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and may subject us to governmental investigations or enforcement actions, fines and penalties, claims, litigation, and reputational harm in connection with any European activities. Further, the United Kingdom, or the UK, has enacted the UK

GDPR, which, together with the amended UK Data Protection Act 2018, or DPA, retains the GDPR in UK national law. Fines for certain breaches of the GDPR and the UK data protection regime are significant e.g., fines for certain breaches of the GDPR or the UK GDPR are up to the greater of 20 million Euros (17.5 million GBP) or 4% of total global annual turnover. Additionally, the California Consumer Privacy Act, or the CCPA, which provides new data privacy rights for consumers and new operational requirements for companies, came into force in 2020, and also provides for fines for noncompliance. The costs of compliance with, and other burdens imposed by, the GDPR, the UK GDPR, the DPA and CCPA may limit the use and adoption of our products and services and could have an adverse impact on our business. As a result, we may need to modify the way we treat such information.
Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to employers and job seekers, employees, contractors, or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental and regulatory investigations or enforcement and/or assessment notices (for a compulsory audit), orders to cease or change our processing of our data, litigation, claims (including representative actions and other class action type litigation, where individuals have suffered harm), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our employers and job seekers to lose trust in us, and otherwise have an adverse effect on our reputation and business. Furthermore, the costs of compliance with such laws, regulations and policies may limit the adoption and use of, and reduce the overall demand for, our marketplace.
Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act, or FCPA, and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.
We have voluntarily implemented policies and procedures designed to allow us to comply with U.S. economic sanctions laws and prevent our marketplace from being used to facilitate business in countries or with persons or entities included on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, and equivalent foreign authorities. We may be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, in the event that we engage in any conduct, intentionally or not, that facilitates money laundering, terrorist financing, or other illicit activity, or that violates sanctions or otherwise constitutes sanctionable activity.
Regulators continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures that we use to verify the identity of our users and to monitor our marketplace for potential illegal activity. In addition, any policies and procedures that we implement to comply with OFAC regulations may not be effective, including in preventing users from using our services within the OFAC-sanctioned countries of North Korea, Syria, and Iran, and the Crimea region of Ukraine. Given the technical limitations in developing controls to prevent, among other things, the ability of users to publish in our marketplace false or deliberately misleading information or to develop sanctions-evasion methods, it is possible that we may inadvertently and without our knowledge provide services to individuals or entities that have been designated by OFAC or are located in a country subject to an embargo by the United States that may not be in compliance with the economic sanctions regulations administered by OFAC.
Consequences for failing to comply with applicable rules and regulations could include fines, criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual breach of compliance by us, our employers and job seekers, or payment partners with respect to applicable laws, rules, and regulations could have a significant impact on our reputation and could cause us to lose existing employers and job seekers, prevent us from obtaining new employers and job seekers, cause other payment partners to terminate or not renew their agreements with us, require us to expend significant funds to remedy problems caused by violations and to avert further violations, and expose us to legal risk and potential liability, all of which may adversely affect our business, operating results, and financial condition and may cause the price of our common stock to decline.
We are also subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and the UK Bribery Act 2010, and may be subject to other anti-bribery, anti-money laundering, and sanctions laws in countries in which we conduct activities or have employers and job seekers. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the Bribery Act extend beyond bribery of government officials and create offenses in relation to commercial bribery including private sector recipients. The provisions of the Bribery Act also create offenses for accepting bribes in addition to bribing another person. We face significant risks if we cannot comply with the FCPA, the Bribery Act and other applicable anti-corruption laws. We have implemented an anti-corruption compliance policy, but we cannot ensure that all of our employees, employers and job seekers, and agents, as well as those contractors to which we outsource certain of our business operations, will not take actions in violation of our policies or agreements and applicable law, for which we may be ultimately held responsible.
Any violation of the FCPA, the Bribery Act, other applicable anti-corruption laws, and other laws could result in investigations and actions by federal or state attorneys general or foreign regulators, loss of export privileges, severe criminal or civil fines and penalties or other sanctions, forfeiture of significant assets, debarment from government contracts, whistleblower complaints, and adverse media coverage, which could have an adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
We are subject to a wide variety of foreign and domestic laws. As we look to expand our international footprint over time and as new domestic laws are implemented, we may become obligated to comply with additional laws and regulations of the countries or markets in which we operate or have employers and job seekers.
We and our employers and job seekers are subject to a wide variety of foreign and domestic laws. Laws, regulations, and standards governing issues that may affect us, such as employment, payments, whistleblowing and worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy, data security, benefits, unionizing and collective action, arbitration agreements and class action waiver provisions, unfair competition, terms of service, website accessibility, background checks, and escheatment are often complex and subject to varying interpretations, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. Many of these laws do not contemplate or address the unique issues of the internet, mobile, and related technologies. Other laws and regulations in response to internet, mobile, and related technologies may also be adopted, implemented, or interpreted to apply to us and other online services marketplaces or our users. Likewise, these laws affect our users, and their application, or uncertainty around their application, may affect demand for our marketplace.
New approaches to policymaking and legislation may also produce unintended harms for our business, which may impact our ability to operate our business in the manner in which we are accustomed. Any of these regulations could negatively impact our users, including perceptions regarding their use of our marketplace, or have a material adverse effect on the demand for job postings in our marketplace or on how we operate our marketplace.
As we look to expand our international footprint over time, we may become obligated to comply with additional laws and regulations of the countries or markets in which we operate or have customers or job seekers. We may be harmed if we are found to be subject to new or existing laws and regulations or if those laws are interpreted and applied to us in a manner that harms our business or is inconsistent with the application of U.S. laws, including with respect to those subjects mentioned above. In addition, contractual provisions that are designed to protect and mitigate against risks, including terms of service, arbitration and class action waiver provisions, disclaimers of warranties, limitations of liabilities, releases of claims, and indemnification provisions, could be deemed unenforceable as to the application of these laws and regulations by a court, arbitrator, or other decision-making body. If we cannot comply with these laws and regulations or manage the complexity of global operations and support an international user base successfully or cost effectively, or if these laws and regulations are deemed to apply to our users or cause a decline in demand for our marketplace, our business, operating results, and financial condition could be adversely affected.
We plan to expand our international operations which could subject us to additional costs and risks, and our continued expansion internationally may not be successful.
We plan to expand our operations internationally in the future. Outside of the United States, we currently have operations in the United Kingdom, Israel, and Canada. There are significant costs and risks inherent in conducting business in international markets, including:
•establishing and maintaining effective controls at foreign locations and the associated costs;
•adapting our marketplace to non-U.S. employers’ and job seekers’ preferences and customs;
•increased competition from local providers;
•longer sales or collection cycles in some countries;
•compliance with foreign laws and regulations, including data privacy frameworks like the GDPR;
•adapting to doing business in other languages or cultures;
•compliance with local tax regimes, including potential double taxation of our international earnings, and potentially adverse tax consequences due to U.S. and foreign tax laws as they relate to our international operations;
•compliance with anti-bribery laws, such as the FCPA and the Bribery Act;
•currency exchange rate fluctuations and related effects on our operating results;
•economic and political instability in some countries;
•the uncertainty of obtaining and protecting intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and
•other costs of doing business internationally.
These factors and other factors could harm our international operations and, consequently, materially impact our business, operating results, and financial condition.
Further, we may incur significant operating expenses as a result of our international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We also have more limited brand recognition in certain parts of the world, leading to delayed acceptance of our marketplace by international employers and job seekers. If we cannot continue to expand internationally and manage the complexity of our global operations successfully, our financial condition and operating results could be adversely affected.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our marketplace, disrupt our communication processes, and adversely affect our business.
In order to use our marketplace, employers, job seekers, and, to a lesser extent, other third parties including advertisers, partners, and our own employees, entrust us to collect, use, and store their personal information. Our ability to leverage this information and to effectively and efficiently provide our services, including by communicating electronically and otherwise with employers and job seekers of our marketplace is critical to our business. By way of example, our services may include the sending and receiving of emails, SMS/text messages and push notifications on mobile devices. Certain federal, state and foreign government bodies and agencies have adopted, and others are considering adopting, or may adopt in the future, laws and regulations regarding the collection, use, transfer, storage and disclosure of personal information obtained from consumers and individuals, and the conditions under which businesses may communicate with consumers and other third parties. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our employers and job seekers may limit the use of our marketplace and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Moreover, third party gatekeepers and service providers and their interpretation and application of privacy and data protection laws, rules, regulations, and best practices, may limit, disrupt, or require alteration of our operations, service offerings, and ability to communicate with and among employers and job seekers, and may adversely affect our business.
From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental investigations that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and operating results.
From time to time, we may be subject to claims, lawsuits (including class actions), government investigations, arbitrations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. The outcome of any legal proceeding, regardless of its merits, is inherently uncertain. Regardless of the merits, pending or future legal proceedings could result in a diversion of management’s attention and resources and reputational harm, and we may be required to incur significant expenses defending against these claims or pursuing claims against third parties to protect our rights. If we do not prevail in litigation, we could incur substantial liabilities. We may also determine in certain instances that a settlement may be a more cost-effective and efficient resolution for a dispute.
Where we can make a reasonable estimate of the liability relating to pending litigation and determine that it is probable, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong as determining reserves for pending legal proceedings is a complex, fact-intensive process that is subject to judgment calls. The results of legal and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business. Any adverse determination related to legal proceedings or a settlement agreement could require us to change our technology or our business practices in costly ways, prevent us from offering certain products or services, require us to pay monetary damages, fines, or penalties, or require us to enter into royalty or licensing arrangements, and could adversely affect our operating results and cash flows, harm our reputation, or otherwise negatively impact our business.
Our failure or inability to protect our intellectual property rights, or claims by others that we are infringing upon or unlawfully using their intellectual property could diminish the value of our brand and weaken our competitive position, and adversely affect our business, financial condition, operating results, and prospects.
Our success depends in large part on our proprietary technology and other intellectual property rights, or IPR. We currently rely on a combination of copyright, trademark, trade secret, and unfair competition laws, as well as confidentiality agreements and procedures and licensing arrangements, to establish and protect our IPR. We currently do not own any patents. We have devoted substantial resources to the development of our proprietary technologies and related processes. To protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, licensees, independent contractors, commercial partners, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We cannot be certain that the steps taken by us to protect our IPR will be adequate to prevent infringement of such rights by others. Additionally, the process of obtaining protection for trademarks and other IPR is expensive and time-consuming, and we may not be able to apply for all necessary or desirable trademark and other IPR applications at a reasonable cost or in a timely manner. Additionally, the process of obtaining patent or trademark protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications or apply for all necessary or desirable trademark applications at a reasonable cost or in a timely manner. Moreover, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our IPR as fully as in the United States, and it may be more difficult for us to successfully challenge the unauthorized use of our IPR by other parties in these countries. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our IPR, and our failure or inability to obtain or maintain IPR protection or otherwise protect our IPR could adversely affect our business.
We may in the future be subject to patent infringement and trademark claims and lawsuits in various jurisdictions, and we cannot be certain that our products or activities do not violate the patents, trademarks, or other IPR of third-party claimants. Companies in the technology industry and other patent, copyright, and trademark holders seeking to profit from royalties in connection with grants of licenses own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently commence litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. As we face increasing competition and gain an increasingly high profile, the likelihood of IPR claims against us has grown and will likely continue to grow.
Further, from time to time, we may receive letters from third parties alleging that we are infringing upon their IPR or inviting us to license their IPR. Successful infringement claims against us could result in significant monetary liability, prevent us from selling some of our products and services, or require us to change our branding. In addition, resolution of claims may require us to redesign our products, license rights from third parties at a significant expense, or cease using those rights altogether. We may in the future bring claims against third parties for infringing our IPR. Costs of supporting such litigation and disputes may be considerable, and there can be no assurances that a favorable outcome will be obtained. Patent infringement, trademark infringement, trade secret misappropriation, and other intellectual property claims and proceedings brought against us or brought by us, whether successful or not, could require significant attention of our management and resources and have in the past and could further result in substantial costs, harm to our brand, and have an adverse effect on our business.
Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our employers and job seekers, which could increase the costs of our services and adversely impact our business.
The application of federal, state, local and international tax laws to services provided electronically is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.
In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us (possibly with retroactive effect), which could require us or our employers and job seekers to pay additional tax amounts, as well as require us or our employers and job seekers to pay fines or penalties and interest for past amounts. If we are unsuccessful in collecting such taxes from our employers and job seekers, we could be held liable for such costs, thereby adversely impacting our operating results and cash flows.
Other Risks Related to Our Business
Our business is subject to the risk of earthquakes, fire, power outages, floods, public health crises, including the current COVID-19 pandemic, and other catastrophic events, and to interruption by man-made problems such as terrorism.
Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, public health crises, including the COVID-19 pandemic, and similar events. Additionally, the third-party systems and operations, such as the data centers and online services we use in our company operations, are subject to similar risks. Our insurance policies may not cover losses from these events or may provide insufficient compensation that does not cover our total losses. For example, the COVID-19 pandemic has resulted in a widespread global health crisis and adversely affected global economies and financial markets, and similar public health threats could do so in the future. Such events have impacted, and could in the future impact, demand for products sold in our marketplace, which in turn could adversely affect our revenue and results of operations. In addition, acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our business or the economy as a whole. A significant portion of our technology team is located in Israel, which is located in a region of the world that historically has experienced elevated levels of geopolitical instability. Our corporate offices and our primary data center facilities are located in California, a state that frequently experiences earthquakes and wildfires. We may not have sufficient protection or recovery plans. As we rely heavily on our data center facilities, computer and communications systems, and the internet to conduct our business and provide high-quality user service, these disruptions could negatively impact our ability to run our business.
Covenants in the loan and security agreement governing our revolving credit facility may restrict our operations, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely impacted.
We entered into the Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank in September 2020, which amended and restated the loan and security agreement that we previously entered into in March 2017, and provides for a $35.0 million secured revolving line of credit. The revolving credit facility contains various restrictive covenants, including, among other things, minimum liquidity and revenue requirements, restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders, or enter into certain types of related party transactions. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. Pursuant to the agreement, we granted Silicon Valley Bank thereto a security interest in substantially all of our assets. See Note 9 of the notes to our consolidated financial statements and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”
Our ability to meet these restrictive covenants can be impacted by events beyond our control and we may be unable to do so. Our loan and security agreement provides that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, the lender could elect to declare all amounts outstanding under its debt agreements to be immediately due and payable. In addition, the lender would have the right to proceed against the assets we provided as collateral pursuant to the loan and security agreement. If the debt under our loan and security agreement was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and financial condition.
We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value, consume resources that are necessary to sustain our business, and adversely affect our operating results.
As part of our business strategy, we may make investments in other companies, products, or technologies. At any given time, we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any acquisition, investment, or business relationship may result in unforeseen or additional operating difficulties, risks, and expenditures. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions in the future, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by employers and job seekers. In addition, if we cannot successfully integrate such acquisitions, or the assets, technologies or personnel associated with such acquisitions, into our company, the anticipated benefits of any acquisition, investment, or business relationship may not be realized. Additionally, we may be exposed to unknown or additional risks and liabilities.
We may in the future seek to acquire or invest in additional businesses, products, technologies, or other assets. We also may enter into relationships with other businesses to expand our marketplace or our ability to provide our marketplace in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. Negotiating these transactions can be time consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, dilute our corporate culture, subject us to additional liabilities, increase our expenses, and adversely impact our business, financial condition, operating results, and cash flows. We may not successfully evaluate or use the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition, could result in dilution to our stockholders or increase our fixed obligations.
We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.
We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote and enhance our marketplace, develop new products and services, enhance our operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition, and operating results. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A common stock could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of the                                and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs and strains our financial and management systems, internal controls, and employees.
The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We will be required to make a formal assessment and provide an annual management report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ended December 31, 2022. To maintain and, if required, improve our disclosure controls and procedures, and internal control over financial reporting to meet this standard, significant resources and management oversight may be required.
The new rules and regulations applicable to public companies, and stockholder litigation brought against recently public companies, have made it more expensive for us to obtain and maintain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.
Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A common stock.

Fluctuations in currency exchange rates could harm our operating results and financial condition.
Transactions generated in countries other than the United States as well as those incurred by our international subsidiaries are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of our international subsidiaries are translated from local currencies into U.S. dollars. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. To date, we have not engaged in currency hedging activities to limit the risk of exchange fluctuations and, as a result, our financial condition and operating results could be adversely affected by such fluctuations.
Risks Related to the Ownership of Our Class A Common Stock
The registration and listing of our Class A common stock differs significantly from an underwritten initial public offering.
This listing is not an underwritten initial public offering of our Class A common stock. In addition, the registration and listing of our Class A common stock on the                                differs from an underwritten initial public offering in several significant ways, which include the following:
•There are no underwriters. Consequently, prior to the opening of trading of our Class A common stock on the                               , there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the                               . Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on the                                    will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with resales of shares of our Class A common stock. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our Class A common stock on the                        immediately after the listing. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class A common stock during the period immediately following the listing. See also “—Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.”
•There is no fixed or determined number of shares of Class A common stock available for sale in connection with the registration and listing of the Class A common stock on the                                                             . Therefore, there can be no assurance that any existing stockholders will sell any of their shares of Class A common stock and there may initially be a lack of supply of, or demand for, shares of Class A common stock on the                                                             . Alternatively, we may have a large number of existing stockholders who choose to sell their shares of Class A common stock in the near term, resulting in potential oversupply of our Class A common stock, which could adversely impact the price of our Class A common stock.

•None of our existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors, officers and other significant stockholders, may sell any or all of their shares of Class A common stock, including shares of Class B common stock convertible into Class A common stock at the time of sale (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Class A common stock in the market, which could adversely impact the price of our Class A common stock. See also “None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, the sales or distribution of substantial amounts of our Class A common stock, or the perception that such sales or distributions might occur, could cause the market price of our Class A common stock to decline.”
•We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on the                               . Instead, we intend to host an investor day and engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and to make a version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile price of our Class A common stock.
•Since we are not conducting an underwritten initial public offering for our Class A common stock, the market price for our Class A common stock may be volatile and trading volume may be uncertain, which may adversely affect your ability to sell any Class A common stock that you may purchase. Because of the relatively novel listing process and the broad consumer awareness and brand recognition of our company, individual investors, retail, or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Class A common stock on the                                and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our Class A common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Class A common stock and an unsustainable trading price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the public price of our Class A common stock.
An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price at which you purchased them.
We currently expect our Class A common stock to be listed and traded on the                . Prior to the listing of our Class A common stock on the                , there has been no public market for our Class A common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with our existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing of the Class A common stock on the                                 by our existing stockholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any of our existing stockholders will sell any of their shares of Class A common stock. As a result, there may initially be a lack of supply of, or demand for, Class A common stock on the                   . Conversely, there can be no assurance that our existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on the                             . In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after the listing of our Class A common stock on the                                . Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress and result in significant volatility in the price of our Class A common stock. This could affect your ability to sell your shares of Class A common stock.
The trading price of our Class A common stock, upon listing on                , may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.
Prior to the registration and listing of our Class A common stock on the                , there has been no public market for our capital stock. The historical sales prices of our capital stock are primarily from sales of shares of our capital stock in private transactions. In the section titled “Sale Price History of our Capital Stock,” we have provided the historical sales prices of our capital stock in private transactions. However, given the limited history of sales, among other factors, this information may have little or no relation to broader market demand for our Class A common stock and thus the price of our Class A common stock. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening price of the Class A common stock and subsequent prices of our Class A common stock. For more information about how the initial listing price of the Class A common stock on the                 will be determined, see the section titled “Plan of Distribution.”
None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, the sales or distribution of substantial amounts of our Class A common stock, or the perception that such sales or distributions might occur, could cause the market price of our Class A common stock to decline.
In addition to the supply and demand and volatility factors discussed above, the sale or distribution of a substantial number of shares of our Class A common stock, particularly sales by us or our directors, executive officers, and principal stockholders, could cause the market price of our Class A common stock to decline.
As of December 31, 2020, giving effect to the conversion and reclassification of shares of our Series A convertible preferred stock and shares of our Series B convertible preferred stock into                shares of our Class B common stock, which will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part, we have                                     shares of common stock outstanding, all of which are “restricted securities” (as defined in Rule 144 under the Securities Act). Approximately                                shares of Class B common stock may be converted to Class A common stock and then immediately sold either by the existing stockholders pursuant to this prospectus or by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of Class A common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Class A common stock subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.
Further, as of December 31, 2020, we had outstanding options to purchase shares of Class B common stock. Additionally, as of December 31, 2020, shares of Class B common stock were issuable upon vesting of outstanding RSUs. All of the shares of Class A common stock and Class B common stock issuable upon the exercise of stock options, settlement of RSUs, and reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.
None of our stockholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.
Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to                 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our Class A common stock to decline or be volatile.
Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
Technology stocks have historically experienced high levels of volatility. The price of our Class A common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:
•the number of shares of our Class A common stock and Class B common stock publicly owned and available for trading;
•actual or anticipated fluctuations in our financial condition, operating results and other operating and non-GAAP metrics;
•our actual or anticipated operating performance and the operating performance of our competitors;
•changes in the projected operational and financial results we provide to the public or our failure to meet those projections;
•any major change in our board of directors, management, or key personnel;
•the economy as a whole and market conditions in our industry;
•rumors and market speculation involving us or other companies in our industry;

•announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;
•lawsuits threatened or filed against us;
•other events or factors, including those resulting from the COVID-19 pandemic, war, incidents of terrorism, or responses to these events; and
•sales or expected sales of our Class A common stock by us, and our officers, directors, and principal stockholders.
Moreover, to the extent the trading value of our Class A common stock diverge, holders of our Class A common stock may engage in hedging and other activities which could result in additional volatility in the price of our Class A common stock and could result in significant declines in the price of our Class A common stock.
Furthermore, the stock market has recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies and financial services and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Class A common stock. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on the                                 as a result of the supply and demand forces described above. If the market price of our Class A common stock after our listing does not exceed the opening public price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.
The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to our listing, including our directors, executive officers, and 5% stockholders who will hold in the aggregate     % of the voting power of our capital stock following the registration and listing of our Class A common stock on the                                , which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.
Our Class B common stock has                votes per share and our Class A common stock has one vote per share. As of December 31, 2020, our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, held      % of the voting power of our capital stock. Because of the -to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively control a substantial majority of the combined voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval until the earlier of (1) the date specified by a vote of the holders of          % of the then outstanding shares of Class B common stock, (2)                years from the listing of our Class A common stock, and (3) the date the shares of Class B common stock cease to represent at least          % of all outstanding shares of our common stock. This concentrated control limits or precludes your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain permitted transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.
The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.
Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Any exclusion from stock indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.
The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have control over these securities analysts. If industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or cannot publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.
We are an “emerging growth company” and intend to take advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) the last day of the fiscal year following the fifth anniversary of the date of the effectiveness of the registration statement of which this prospectus forms a part; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC. For so long as we remain an emerging growth company, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies,” including:
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•reduced disclosure obligations regarding executive compensation; and
•exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We currently intend to take advantage of the available exemptions described above. We have taken advantage of reduced reporting burdens in this prospectus. We cannot predict if investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result of these decisions, there may be a less active trading market for our Class A common stock and the price of our Class A common stock may be more volatile.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by the restrictions under the terms of our loan and security agreement. We anticipate that for the foreseeable future we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.
Provisions in our restated certificate of incorporation and restated bylaws that will be in effect upon the registration and listing of our Class A common stock on the                                 may have the effect of delaying or preventing a merger, acquisition, or other change of control of our company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our restated certificate of incorporation and restated bylaws include provisions that:
•provide that our board of directors will be classified into three classes of directors with staggered three-year terms;
•permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•provide that only the chairman of our board of directors, our chief executive officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;
•eliminate the ability of our stockholders to call special meetings of stockholders;
•prohibit cumulative voting;
•provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;
•provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporate Law, or DGCL, may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.
Our restated certificate of incorporation and our restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our restated certificate of incorporation, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our restated bylaws will provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation or restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in research and development, sales and marketing, and general and administrative expenses (including any components of the foregoing), and our ability to maintain future profitability;
•effects of the COVID-19 pandemic on our business, the employment market, and the economy generally;
•our business plan and our ability to effectively manage our growth;
•our ability to compete with well-established competitors and new entrants;
•our ability to enhance our marketplace and introduce new and improved offerings;
•our ability to increase the number of employers and job seekers in our marketplace;
•our ability to strengthen our technology that underpins our marketplace;
•our ability to attract and retain qualified employees and key personnel;
•our ability to execute our strategy;
•beliefs and objectives for future operations;
•the effects of seasonal trends on our results of operations;
•our ability to expand to new markets;
•our ability to maintain, protect, and enhance our brand and intellectual property;
•our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business;
•economic and industry trends, projected growth, or trend analysis; and
•increased expenses associated with being a public company.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on internal estimates. Unless otherwise indicated, information contained in this prospectus concerning the employment market, our general expectations, and our opportunity, is based on information from publicly available sources as well as assumptions that we have made that are based on those data and other similar sources, and on our knowledge of our marketplace. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise.
Certain information included in this prospectus concerning aided brand awareness is based on our ZipRecruiter Brand Awareness Survey, 2020, an internal company-designed survey. We believe this survey is reliable, but involves a number of assumptions and limitations, and no independent sources have verified such survey.
In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
Registered stockholders may, or may not, elect to sell shares of our Class A common stock covered by this prospectus. To the extent any registered stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock. See the section titled “Principal and Registered Stockholders.”

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. Our obligation to pay a dividend on our Class A common stock or Class B common stock is subject to our board of directors declaring such a payment. We are not obligated to pay any dividends on our Class A common stock or Class B common stock and we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. In addition, our loan and security agreement contains restrictions on our ability to pay cash dividends on our capital stock. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2020 on:
•an actual basis; and
•a pro forma basis to give effect to (1) the redesignation of          shares of our outstanding common stock into          shares of Class B common stock outstanding as of December 31, 2020 as if such redesignation occurred on December 31, 2020, (2) the conversion of shares of our Series A convertible preferred stock and shares of our Series B convertible preferred stock outstanding as of December 31, 2020 into          shares of our Class B common stock as if such conversion occurred on December 31, 2020, and (3) the conversion of all of our outstanding convertible promissory notes into          shares of Class B common stock, as if such conversion occurred on December 31, 2020.

As of December 31, 2020
	Actual	Pro Forma
(dollars in thousands)
Cash and cash equivalents
Convertible notes, due June 2023
Redeemable Convertible Preferred Stock, $0.00001 par value per share; shares authorized, shares issued, and outstanding, actual; authorized, no shares issued and outstanding, pro forma
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value per share: shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma
Class A common stock, $0.00001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized, and shares issued and outstanding, pro forma
Class B common stock, $0.00001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized and shares issued and outstanding, pro forma
Additional paid-in capital
Accumulated deficit
Treasury stock, shares outstanding
Total stockholders’ (deficit) equity:
Total capitalization	$	$
The number of shares of our Class A common stock and Class B common stock outstanding as of December 31, 2020 excludes the following:
•          shares of our Class B common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $     per share, including options to purchase shares issued pursuant to our 2012 Stock Plan, or the 2012 Plan, and 2014 Stock Incentive Plan, or the 2014 Plan;
•          shares of our Class B common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $     per share, issued outside of the 2012 Plan and the 2014 Plan;

•          shares of our Class B common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of December 31, 2020, pursuant to the 2014 Plan; and
•          shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of: (1)          shares of our Class A common stock reserved for future issuance under our 2014 Plan, as of December 31, 2020 (which reserve does not reflect the options to purchase shares of our Class B common stock and RSUs settleable for shares of our Class B common stock granted after December 31, 2020), (2)          shares of our Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan, and (3)            shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, each of which will become effective on the date immediately prior to the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
The following tables represent selected consolidated financial and operating data for our business. The selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.
You should read the following selected consolidated financial and operating data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial and operating data in this section are not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2019	2020
	(in thousands, except per share data)
Revenue	$429,559
Cost of revenue(1)	54,778
Gross profit	374,781
Operating expenses:
Sales and marketing(1)	276,197
Research and development(1)	65,410
General and administrative(1)	39,492
Total operating expenses	381,099
Income (loss) from operations	(6,318)
Other income (expense):
Interest expense	(575)
Sublease income	1,170
Other income (expense)	(38)
Total other income, net	557
Income (loss) before income taxes	(5,761)
Income tax expense	588
Net income (loss)	(6,349)
Less: Accretion of redeemable preferred stock	(3,722)
Net income (loss) attributable to common stockholders	$(10,071)
Net income (loss) per share, basic and diluted(2)	$(0.13)
Weighted-average shares used in computing net income (loss) per share, basic and diluted(2)	79,337
Pro forma earnings per share(2)
Basic
Diluted
Weighted-average shares used in computing pro forma earnings per share (2)
Basic
Diluted
Other Financial Information:
Adjusted EBITDA (3)	$9,366
__________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$119
Sales and marketing	1,031
Research and development	3,159
General and administrative	2,431
Total stock-based compensation	$6,740

(2)See Note 3 in our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share, pro forma net income per share, and the weighted-average number of shares used in the computation of the per share amounts.
(3)Adjusted EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other measures derived in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see "Non-GAAP Financial Measures."
Selected Consolidated Balance Sheet Data

	Year Ended December 31,
	2019	2020	2020
		Actual	Pro Forma (1)
	(in thousands)
Cash	$35,529
Working capital(2)	(5,518)
Total assets	117,724
Long-term borrowing	10,000
Convertible notes with related parties	—
Total liabilities	107,062
Redeemable convertible preferred stock	132,973
Total stockholders’ deficit	$(122,311)
__________
(1)The pro forma column reflects (1) the redesignation of shares of our outstanding common stock into shares of Class B common stock outstanding as of December 31, 2020 as if such redesignation occurred on December 31, 2020, (2) the conversion of shares of our Series A convertible preferred stock and shares of our Series B convertible preferred stock outstanding as of December 31, 2020 into shares of our Class B common stock as if such conversion occurred on December 31, 2020, and (3) the conversion of all of our outstanding convertible notes with related parties into shares of Class B common stock, as if such conversion occurred on December 31, 2020.
(2)Working capital is defined as current assets less current liabilities. See our consolidated financial statements and the accompanying notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
Key Operating Metrics

Three Months Ended December 31, 2019
Quarterly Paid Employers(1)	102,541
Average Revenue per Paid Employer(1)	$1,098
____________
(1)See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures“ included elsewhere in this prospectus for definitions of these metrics.
Non-GAAP Financial Measures
We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), income (loss) from operations, and other results under GAAP, we use Adjusted EBITDA and Adjusted EBITDA margin to evaluate our business. We have included these non-GAAP financial measures in this prospectus because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

We define Adjusted EBITDA as our net income (loss) before total other income, net, income tax expense and depreciation and amortization, adjusted to eliminate stock-based compensation expense. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue for the same period.
We believe Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors and other interested parties to evaluate and assess performance.
As our Adjusted EBITDA and Adjusted EBITDA margin increase, we are able to invest more resources in our marketplace, continually deliver product innovations, and enhance our matching capabilities.
The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,
	2019	2020
	(in thousands, except percentages)
GAAP net income (loss)	$(6,349)
Stock-based compensation	6,740
Depreciation and amortization	8,944
Total other income, net	(557)
Income tax expense	588
Adjusted EBITDA	9,366
Adjusted EBITDA margin	2%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
OVERVIEW
ZipRecruiter is a two-sided marketplace for work. Over 2.6 million businesses and 100 million job seekers have come to ZipRecruiter for their hiring and job search needs. Employers spend more than $150 billion per year in the United States alone to recruit talent.
Our Mission. To actively connect people to their next great opportunity.
The Problem. Twenty years after moving online, the job market remains painfully inefficient. Job seekers are required to self-service through finding the right jobs to apply to, usually across multiple sites, and without effective tools for monitoring new opportunities. Employers in turn are overwhelmed by the complexity of modern recruiting given the abundance of job boards, search engines, and social networks to source talent from. Neither side is an expert at their role. Neither side enjoys the process.
Our Business. We founded ZipRecruiter to simplify the job market for both job seekers and employers. Unlike traditional online job sites, ZipRecruiter works like a matchmaker curating job opportunities for job seekers, and candidates for employers.
Creating Value for Job Seekers. For job seekers across all industries and levels of seniority, we operate like a dedicated recruiter. That means presenting strong fit job opportunities, proactively pitching potential candidates to employers, and providing job seekers with updates on the status of their applications. This makes job seekers feel supported while searching for work. That’s why ZipRecruiter is currently the #1 rated job seeker app on iOS and Android.
Creating Value for Employers. For employers, we focus on building technology to rapidly deliver quality candidates to companies of all sizes and across all industries. Our algorithms alert the best job seekers in our marketplace when a job goes live. Employers posting jobs often get their first quality candidate before they can get up from their chair. That’s why ZipRecruiter is the #1 rated employment marketplace by G2.9
Unique Data and Artificial Intelligence Provide Better Outcomes for Employers and Job Seekers. With a relevant data pipeline created from billions of interactions between job seekers and employers, we are uniquely positioned to harness that data to fuel the advanced artificial intelligence behind our matching, recommendation, and marketplace optimization capabilities. Through our deep learning based natural language processing, we understand job seekers’ and employers’ nuanced needs. We model and analyze clicks, applications, hiring signals, and numerous other interactions to improve outcomes for all participants in our marketplace. Our advanced technology stack processes the data generated by our highly engaged user base to continuously improve our matchmaking. Our climbing satisfaction metrics on both sides of our marketplace over the past few years give us confidence that these technology investments are yielding results for employers and job seekers alike. The Thumbs Up
9 Based on G2 satisfaction ratings as set forth in G2, Best Job Boards Software, https://www.g2.com/categories/job-boards?utf8=%E2%9C%93&order=top_shelf (last visited January 25, 2021).

Rate on candidates has increased from 39% in December 2017 to 56% as of December 2020, highlighting the improved quality of our matching algorithms over time.
Accelerating Network Effects. Increasing the number of jobs in our marketplace attracts more job seekers. A greater number of job seekers attracts more employers who in turn post more job opportunities in our marketplace. These natural, self-perpetuating network effects increase our data and thereby accelerate the rate at which our matching technology gets smarter over time.
Compelling Financial Results. The combination of the scale on both sides of our marketplace, our efficient go-to-market strategy, and intelligent use of technology has resulted in compelling financial results. For the fiscal year ended December 31, 2019, our revenue was $429.6 million. For the fiscal year ended December 31, 2019, we generated a net loss of $6.3 million and Adjusted EBITDA of $9.4 million. Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of net income (loss) to Adjusted EBITDA, see the section titled “Summary Consolidated Financial and Operating Data.”
OUR BUSINESS MODEL
We generate substantially all of our revenue from fees paid by employers to post jobs and access other features in our marketplace. We offer our employers flat rate pricing on terms ranging from a day to a year, or performance-based pricing, such as cost-per-click, to align with the employer’s hiring needs.
ZipRecruiter is free to use for job seekers. Job seekers come to ZipRecruiter in search of their next opportunity. After establishing a profile, job seekers are able to apply to jobs with a single click. Our automated recruiter curates jobs and proactively sends alerts for new opportunities where they are a Great Match. As our matching technology learns more about job seekers’ preferences and attributes, our technology offers increasingly higher quality matches.
We plan to continue to invest aggressively in our marketplace to drive growth for the foreseeable future. We have made significant investments in our business to expand our employer and job seeker footprints, increase their engagement, and enhance our datasets and machine learning.
KEY OPERATING METRICS AND NON-GAAP FINANCIAL MEASURES
In addition to the measures presented in our consolidated financial statements, we use the following key operating and non-GAAP financial measures to identify trends affecting our business, formulate business plans, and make strategic decisions:

Three Months Ended December 31, 2019
Quarterly Paid Employers	102,541
Average Revenue per Paid Employer	$1,098

	Year Ended December 31, 2019
Adjusted EBITDA	$9.4	million
Adjusted EBITDA margin	2%
Quarterly Paid Employers
We quantify the revenue-generating customer base as the number of Paid Employers in our marketplace. The Paid Employer metric includes all actively recruiting employers (or entities acting on behalf of employers), on a paying subscription plan or performance marketing campaign for at least one day in a given calendar quarter. In the quarter ended December 31, 2019, we had 102,541 Paid Employers in our marketplace. Paid Employers excludes employers from our Job Distribution Partners or other indirect channels, employers who are not actively recruiting, employers on free-trials, and employers with jobs not in our marketplace. This group of employers excluded from our Paid Employer count does not contribute a significant amount of revenue and consisted of 27,728 employers in the quarter ended December 31, 2019. The following table shows the number of Paid Employers in our marketplace for each quarter of fiscal years 2018 and 2019:

We typically experience a decline in the Paid Employers in our marketplace during the fourth quarter as a result of seasonal hiring dynamics. For example, the number of Quarterly Paid Employers in the quarter ended December 31, 2019 declined by 9% as compared to the quarter ended September 30, 2019.
Average Revenue per Paid Employer
We evaluate Average Revenue per Paid Employer as a key indicator of our efforts to increase value provided to employers in our marketplace. We define Average Revenue per Paid Employer as total company revenue in a given period divided by Quarterly Paid Employers in the same period. For the quarter ended December 31, 2019, our Average Revenue per Paid Employer was approximately $1,098. The following table shows the Average Revenue per Paid Employer in our marketplace for each quarter of fiscal years 2018 and 2019:
Average Revenue per Paid Employer has increased every quarter from the quarter ended March 31, 2018 to the quarter ended December 31, 2019. As employers use our marketplace and see positive results first-hand, many will choose to list an increasing number of job postings in our marketplace. Employers also often sign up for enhancement products and services to increase their job posting’s visibility and reach, generating additional revenue for ZipRecruiter. Average Revenue per Paid Employer will fluctuate quarterly based on the overall employer hiring needs.

Adjusted EBITDA and Adjusted EBITDA Margin
We define Adjusted EBITDA as our net income (loss) before total other income, net, income tax expense and depreciation and amortization, adjusted to eliminate stock-based compensation expense. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period.
We believe Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors and other interested parties to evaluate and assess performance.
As our Adjusted EBITDA and Adjusted EBITDA margin increase, we can invest more resources in our marketplace to continually deliver product innovations that enhance our matching capabilities. See the section titled “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA and Adjusted EBITDA margin as financial measures and for a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBITDA.
Our Adjusted EBITDA and Adjusted EBITDA margin fluctuate from quarter to quarter depending on a variety of factors including, but not limited to, our investments in research and development, sales and marketing, headcount and our ability to generate revenue. For the year ended December 31, 2019, we had Adjusted EBITDA of approximately $9.4 million with an Adjusted EBITDA margin of 2%.
FACTORS AFFECTING OUR PERFORMANCE
We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations, and maintain or increase profitability.
Attract More Employers
Our ability to maintain and grow an expansive universe of employers and job opportunities in our marketplace is critical to our business’s future. We acquire new employers primarily through marketing programs and our sales teams.
Our ability to cost effectively attract both employers and job seekers is critical to our success. Given that our marketplace remains free for job seekers, employers’ spending funds our continued investment in matching technology. The majority of our marketing efforts to date have been toward reaching employers. Our investment over the last several years of over $600 million in employer-specific marketing has driven a significant increase in brand awareness. Our aided brand awareness among employers has grown to 82% as of December 31, 2020. We believe scaling our brand has a positive impact on our ability to attract both employers and job seekers to our marketplace. We plan to continue to invest in the sales and marketing channels that we believe will drive further brand awareness and preference amongst both employers and job seekers. We are focused on the effectiveness of our sales and marketing spend and will continue to be disciplined in how we measure and re-invest in growing both sides of our marketplace.
Most of the employers in our marketplace use our self-serve tools to gain access to our marketplace and do not require a salesperson to help them. Other employers have more sophisticated needs or require greater assistance from our sales team. As a result, despite our expectation that our sales team will continue to use technology to become more efficient over time, we expect to grow our sales team significantly over several years in order to be able to cover every business that requires individualized assistance with their hiring needs. Additionally, we expect our sales and marketing expense will continue to grow but is likely to decline as a percentage of total revenue over time.

While our Payback Period will vary among Cohorts, our 2016 to 2019 Cohorts’ Payback Period averaged less than 17 months, meaning that the Cohort’s Employer Acquisition Expense was, on average, recovered by the end of May in the following calendar year. Additionally, even with COVID-19’s negative impact on revenue in 2020, our Payback Period for the 2019 Cohort was 18 months, meaning the 2019 Cohort’s cumulative revenue had exceeded the Cohort’s Employer Acquisition Expense by July 1, 2020. Our Employer Acquisition Expense represented 63% of total sales and marketing expenses in 2019. The attractive and consistent Payback Periods of our Cohorts give us confidence to continue investing in employer acquisition and scale our marketplace.
To the extent that we successfully speed up the hiring process for employers, this may naturally decrease both the average duration a job stays posted in our marketplace as well as the average time an employer may stay in our marketplace. This, in turn, could have an adverse effect on our revenue, all other things being equal. However, we believe that by delivering faster results, higher-quality candidates, increased reach, and greater confidence in the hiring process, we will increase our Average Revenue per Paid Employer over time through greater customer loyalty, which may offset the financial impact of any decrease in Quarterly Paid Employers.
Create More Value for Employers
While our marketplace serves a wide variety of employers, all employers benefit from finding the right candidate quickly. Our employers rate the value of candidates we deliver to them, and positive ratings have increased over time. Our Employer Thumbs Up Rate and our Average Monthly Revenue per Paid Employer have both increased over time while the average duration that jobs remain posted has decreased over time.
Employer Thumbs Up Rate
We actively measure the frequency with which an employer gives a “thumbs up” to a potential job seeker. This allows us to highlight our ability to serve the employer with high quality job seekers. The Thumbs Up Rate on candidates has increased from 39% in December 2017 to 56% as of December 2020, demonstrating the improved quality of our matching algorithms over time.

Quarterly Average Number of Days Job Stays Posted
In the quarter ended September 30, 2020, the Average Number of Days a Job Stays Posted in our marketplace was 17 days, a 59% decrease since the quarter ended September 30, 2016. This trend, coupled with the increasing Thumbs Up Rate by employers, shows that our marketplace is driving faster and better results. We believe we will continue to see the quarterly Average Number of Days a Job Stays Posted go down as our matching technology gets smarter.
Average Monthly Revenue per Paid Employer by Employer Cohort Start Year10
10 Grey lines represent additional Paid Employer cohorts between 2015 and 2018.

Employers reward us for the value we create. Those with recurring hiring needs remain active in our marketplace over time and tend to increase their spend each year, posting additional jobs and purchasing job enhancement products. For example, the Average Monthly Revenue per Paid Employer in Year 1 among our 2014 Cohort has increased by over 6.0 times at Year 6, with increases in each consecutive year. Additionally, we have seen an increase in Year 1 Average Monthly Revenue per Paid Employer in each calendar year shown above, which we believe is attributable to improvements in our marketplace over the years. Year 1 Average Monthly Revenue per Paid Employer among our 2019 Cohort is nearly 3.0 times that of the 2014 Cohort.
Revenue per Annual Paid Employer Cohort by Calendar Year ($ in millions)
We have grown revenue by both engaging our existing employers as well as bringing on new employers to our marketplace. Our employers’ needs vary greatly by their industry, size and geographic footprint. While generally larger enterprises hire consistently and may be more isolated from macroeconomic changes, smaller businesses generally hire intermittently. Moreover, larger and smaller businesses have dramatically different spend profiles over time. Despite this fact, when we evaluate the performance of our annual Cohorts, we see consistent revenue contributions for years after they initially use our marketplace. In 2019, 74% of revenue was generated by employers that had started using our marketplace in prior years. This trend provides us with a high degree of predictability over time.
Cohorts joining prior to 2016 have contributed consistent revenue for years 2 and beyond. In 2016, we increased the subscription prices of our service to better align with the increasing value we were providing to our customers. The effective price increase more than offset the decline in new employer signups. These improved unit economics allowed us to increase our marketing spend through the second half of 2016, driving disproportionately more new employers toward the end of the year and, thus, strong growth in 2017 when compared to revenue generated by that same Cohort of employers in 2016. Since 2017, product improvements have continued to accelerate positive results for our employers. Our monetization strategies have evolved to better align with the value we create, resulting in more of a given Cohort’s lifetime revenue being earned during the earlier years of its long lifetime.
Attract More Job Seekers
For job seekers, we operate like a personal recruiter going as far as presenting potential candidates to employers before they have applied. Our ability to cost effectively grow the number of job seekers and increase their engagement in our marketplace is critical to strengthen our marketplace. We compete for job seekers on many fronts, including our ability to surface unique and attractive jobs, our ability to simplify the hiring process, the transparent feedback job seekers receive on the status of their applications, and our trusted brand. We believe our offering to job seekers compares favorably versus alternatives due to the combination of our large and unique set of jobs to choose from, plus our proven matching technology that continues to get smarter over time. In 2020 alone we engaged with over 36 million Active Job Seekers. Historically, we have largely focused our marketing spend on employers, and despite being the highest rated mobile app for job seekers, we are not yet the most well-known.
We will continue to invest in growing the number of job seekers in our marketplace that are either actively or passively open to evaluating new opportunities.
Investments in Technology
The technology that drives high quality matches between our job seekers and employers remains a significant investment priority. We are continuously improving our data science models, leveraging the billions of interactions taking place in our marketplace to drive meaningful improvements in the quality of matches we share with our users. Our continued improvement of the technology underpinning our marketplace and product experience is paramount to our user experience, driving our ability to attract and retain employers and job seekers, improve the rate at which we make Great Matches, and generate revenue. As such, we will continue to invest in our technology to continue to evolve our marketplace to provide improved experiences and impact for both employers and job seekers.
We have invested in research and development to improve our matching technology and deliver a high-quality experience to employers and job seekers. In 2019, we spent $65.4 million, or 15%, of total revenue, on research and development. We believe the return on these investments will create operating leverage over time while continuing to drive top-line growth.
Seasonality
Our business is seasonal, reflecting typical behavior in hiring markets. Hiring activity tends to decelerate in the fourth quarter. In 2019, revenue grew in the quarter ended June 30, 2019 and the quarter ended September 30, 2019, 19% and 18% on a year-over-year basis, respectively. Year-over-year revenue growth decelerated slightly on a sequential basis in the quarter ended December 31, 2019 by 17%. Revenue in the second half of the year represented 52% of total annual revenue in each of 2018 and 2019.
Impact of COVID-19
The COVID-19 pandemic has had, and continues to have, a significant impact on the U.S. economy and hiring. The onset of the COVID-19 pandemic began to impact marketplace engagement starting in March 2020. The adverse economic impact on businesses, and the resulting rise of unemployment in the United States, led to a decrease in Quarterly Paid Employers, a decrease in open job opportunities in our marketplace, and a decrease in Active Job Seekers. We anticipated and experienced a decrease in sequential revenue of    % in the quarter ended June 30, 2020 and, in response, we reduced our operating expenses including personnel, marketing and general and administrative expenses by   % in the quarter ended June 30, 2020 compared to the quarter ended March 31, 2020. This included downsizing our workforce by approximately 40% to 791 employees as of March 31, 2020.
In the quarter ended September 30, 2020, we delivered $ million in revenue, a      % increase compared to the quarter ended June 30, 2020 reflecting strong execution across product, marketing and operations, and the beginning of an economic recovery. Revenue in the quarter ended September 30, 2020 reflects a      % decrease from the quarter ended September 30, 2019, indicating the lingering macroeconomic effect of COVID-19. We saw employers in our marketplace increase by    % in the quarter ended September 30, 2020 versus the quarter ended June 30, 2020 as macroeconomic conditions improved and we increased our market investments.

While the nature of the COVID-19 pandemic has reduced the number of people searching for work in the short term, we believe there will be an increase in job seeking activity once the economy fully reopens. We believe we will be a significant beneficiary of this anticipated increase in job seeking activity.
Components of Our Results of Operations
Revenue
We generate revenue primarily from fees paid by employers to post and distribute jobs in our marketplace, as well as multiple sites managed by Job Distribution Partners, including job boards, classifieds, search engines and social networks.
Our subscription revenue consists of time-based job posting plans, upsells which complement or expand visibility and prominence to job posting plans, and resume database plans.
We offer job posting plans with terms ranging from a day to a year on a flat rate subscription basis to access our marketplace, where customers may create and manage job postings and review incoming candidate applications. We recognize revenue ratably over the subscription period beginning on the date the subscription service is made available to the customer. Our nonrefundable subscriptions are typically subject to renewal at the end of the subscription term.
Our upsell services complement or expand visibility to job posting plans and are typically sold on a subscription basis. Upsell services revenue is recognized ratably over the term of the agreement beginning on the date the upsell services are made available to the customer. Additionally, upsell services include job posting enhancements which are applied to individual job postings to provide customers with a temporary boost in the prominence of their job postings. Revenue from job posting enhancements is recognized as the customer uses the enhancements on their job postings.
Resume database plans allow our customers to search and view resumes and revenue is recognized ratably over the subscription period.
Performance-based revenue is recognized when a candidate clicks on or applies to a job distributed by ZipRecruiter on behalf of a customer. For performance-based revenue, our customers pay an amount per click or per job application usually capped at a contractual maximum per job recruitment campaign.
We may partner with and distribute job postings to partners who have job seeker databases. When a job applicant, sourced from a partner, clicks on or applies to a job posting, we will share a percentage of the revenue we earn from our customer with the associated partner. In these arrangements, we are primarily responsible for advertising the customer’s job postings and have discretion in establishing the price paid by the customer. Accordingly, we recognize the fees we receive from our customers as revenue and the revenue share due is recorded in cost of revenue in the Consolidated Statements of Operations.
For a description of our revenue accounting policies, see the section titled “—Critical Accounting Policies and Estimates” below.
Cost of Revenue and Gross Profit
Cost of Revenue
Cost of revenue consists of third-party hosting, credit card processing fees, personnel related costs (including salaries, bonuses, benefits, and stock-based compensation) for customer support employees, partner revenue share amounts, job distribution costs from performance-based revenue, and amortization of capitalized software costs associated with our marketplace technology to provide services for our customers. In addition, we allocate a portion of overhead costs, such as rent, IT costs, supplies and depreciation and amortization to cost of revenue based on headcount.

We expect cost of revenue to increase in absolute dollars in future periods due to payment processing fees, third-party hosting fees, personnel related costs to support additional transaction volume, and amortization expense associated with our capitalized internal-use software and development cost. Our cost of revenue may fluctuate in absolute dollars from period to period based on the amount and timing of all of these items.
Gross Profit and Gross Margin
Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, timing and amount of investments to expand hosting capacity, our continued investments in our support teams, and the amortization expense associated with our capitalized internal-use software and development cost.
Costs and Operating Expenses
Sales and Marketing
Sales and marketing expense consists of personnel related costs (including salaries, sales commissions, bonuses, benefits, and stock-based compensation) for our sales and marketing employees, marketing activities, and related allocated overhead costs. Marketing activities include advertising, online lead generation, customer and industry events, and candidate acquisition. We allocate a portion of overhead costs, such as rent, IT costs, supplies and depreciation and amortization to sales and marketing expense based on headcount.
We expect that sales and marketing expenses will increase on an absolute dollar basis and may vary from period to period as a percentage of revenue for the foreseeable future as we plan to continue to invest in sales and marketing to attract both employers and job seekers to our marketplace and to increase our brand awareness. We expect that these expenses will continue to be our largest operating expense category for the foreseeable future as we continue to expand on our sales and marketing efforts. Our marketing expense will continue to grow, but is likely to decline as a percentage of total revenue over time.
Research and Development
Research and development expense consists of personnel related costs (including salaries, bonuses, benefits, and stock-based compensation) for our research and development employees, amortization of capitalized software costs associated with the development of the databases supporting our marketplace, and the cost of certain third-party service providers. We allocate a portion of overhead costs, such as rent, IT costs, supplies and depreciation and amortization to research and development expenses based on headcount. Research and development costs, other than software development costs qualifying for capitalization, are expensed as incurred.
We believe continued investments in research and development are important to attain our strategic objectives, and expect research and development expense to increase in absolute dollars. This expense may vary as a percentage of total revenue for the foreseeable future as we continue to invest in research and development activities related to ongoing improvements to, and maintenance of, our marketplace, expansion of our services, as well as other research and development programs, including the hiring of engineering, product development, and design employees to support these efforts. Our research and development expense will continue to grow, but is likely to decline as a percentage of total revenue over time.
General and Administrative
General and administrative expense consists of personnel related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees in our executive, finance, human resource and administrative departments, and fees for third party professional services, including consulting, legal and accounting services. In addition, we allocate a portion of overhead costs, such as rent, IT costs, supplies and depreciation and amortization to general and administrative expense based on headcount.
We expect to invest in corporate infrastructure and incur additional expenses associated with transitioning to and operating as a public company, including expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and higher expenses for investor relations costs, professional services, and director and officer insurance. As a result, we expect general and administrative expense to increase in absolute dollars in future periods, but this expense may vary as a percentage of total revenue.
Interest Expense
Interest expense consists of interest costs associated with our outstanding borrowings, undrawn fees associated with our credit facility, and payment-in-kind interest on our convertible notes with related parties.
Sublease Income
Sublease income consists of income earned from a noncancelable sublease agreement for one of our office facilities. The agreement terminates in March 2021.
Other Income (Expense)
Other income (expense) consists primarily of gains and losses from foreign currency exchange transactions. We have foreign currency exposure primarily related to personnel related expenses that are denominated in currencies other than the U.S. Dollar, principally the Canadian Dollar, British Pound, and the Israeli New Shekel.
Income Tax Expense
Income tax expense primarily relates to income taxes in certain foreign jurisdictions in which we conduct business. As of December 31, 2019, we have a full valuation allowance for net U.S. deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development.
Given our current earnings and anticipated future earnings, the assessment of the realization of the net deferred tax assets could result in the release of some or all of the valuation allowances. This would result in a material non-cash income tax benefit in our Consolidated Statements of Operations in the period of release, and the recording of additional deferred tax assets on our Consolidated Balance Sheet.

Results of Operations
The following table sets forth our consolidated results of operations for each of the periods presented and as a percentage of revenue for those periods:

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenue	$429,559
Cost of revenue(1)	54,778
Gross profit	374,781
Operating expenses:
Sales and marketing(1)	276,197
Research and development(1)	65,410
General and administrative(1)	39,492
Total operating expenses	381,099
Income (loss) from operations	(6,318)
Other income (expense):
Interest expense	(575)
Sublease income	1,170
Other income (expense)	(38)
Total other income, net	557
Income (loss) before income taxes	(5,761)
Income tax expense	588
Net income (loss)	$(6,349)
____________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$119
Sales and marketing	1,031
Research and development	3,159
General and administrative	2,431
Total stock-based compensation	$6,740

	Year Ended December 31,
	2019	2020
Revenue	100%	100%
Cost of revenue	13
Gross profit	87
Operating expenses:
Sales and marketing	64
Research and development	15
General and administrative	9
Total operating expenses	89
Income (loss) from operations	(1)
Other income (expense):
Interest expense	*
Sublease income	*
Other income (expense)	*
Total other income, net	*
Income (loss) before income taxes	(1)
Income tax expense	*
Net income (loss)	(1%)
_____________
*Percentage is less than 0.5% of revenue.
Comparison of the Years December 31, 2019 and 2020
Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Total revenue	$429,559	$
Revenue      $          million, or             %, in 2020 compared to 2019.
Cost of Revenue and Gross Margin

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$54,778
Total gross margin	87%
Cost of revenue    $          million, or          %, in 2020 compared to 2019.
Total gross margin    from 87% in 2019 to           % in 2020.

Sales and Marketing

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$276,197
Percentage of revenue	64%
Sales and marketing expenses    $           million, or            %, in 2020 compared to 2019.
Research and Development

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Research and development	$65,410
Percentage of revenue	15%
Research and development expenses    $          million, or          %, in 2020 compared to 2019.
General and Administrative

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
General and administrative	$39,492
Percentage of revenue	9%
General and administrative expenses     $          million, or          %, in 2020 compared to 2019.
Other Income (Expense), Net

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Other income (expense), net	$557
Percentage of revenue	—%
Other income (expense), net     to $           million, or          % in 2020 as compared to 2019.
Income Tax Expense

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Income tax expense	$588
Effective tax rate	(10)%
Income tax expense to $           million or            % in 2020, as compared to 2019.
For the year ended December 31, 2019, our annual estimated effective tax rate differed from the U.S. federal statutory rate of 21% primarily because of research and development credits and a valuation allowance against our U.S. net deferred tax assets. We recorded $0.6 million in income tax expense, with an effective tax rate of (10)%. We continued to maintain a full valuation allowance on our U.S. federal and state net deferred tax assets as it was not more likely than not that those deferred tax assets will not be realized.
Liquidity and Capital Resources
As of December 31, 2020 we had cash totaling $          million and $          million of unused borrowing capacity under our revolving credit facility. We have financed our operations and capital expenditures primarily through cash generated from operations, sales of shares of common and preferred stock, and from bank loans and convertible notes. As of December 31, 2020, we had $          million outstanding under our revolving credit facility and $          million outstanding under our convertible notes with related parties.
We believe our existing cash, cash flow from operations, and amounts available for borrowing under our bank loan agreement will be sufficient to meet our working capital requirements for at least the next twelve months. To the extent existing cash, cash from operations, and amounts available for borrowing are insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.
Revolving Credit Facility
We have a loan and security agreement with a financial institution that provides a revolving credit facility, or the Revolving Line.
In September 2020, we amended and restated our loan and security agreement, or the Second Amended and Restated Loan and Security Agreement. The maturity date of the Revolving Line is September 2, 2022 and the modified interest rate is the floating per annum rate equal to the greater of (1) 0.25% above the bank’s Prime Rate and (2) 4.5%.
The Second Amended and Restated Loan and Security Agreement provides for an unused revolving line facility fee in an amount equal to 0.5% per annum of the average unused portion of the Revolving Line. The amount available under the Revolving Line is reduced by letters of credit outstanding, which relates to various leased office spaces, which was $ million as of December 31, 2020. The amount available under the Revolving Line is also reduced by outstanding business credit card balances, which was $  million as of December 31, 2020. Pursuant to the Second Amended and Restated Loan and Security Agreement, if there are any letters of credit outstanding on the maturity date of the Revolving Line, we are required to provide cash collateral in the amount equal to at least 105% of the letters of credit. The Second Amended and Restated Loan and Security Agreement is collateralized by security interests in substantially all of our assets.
The Revolving Line contains financial covenants and other customary affirmative and negative covenants, including, among other terms and conditions, delivering financial statements and other information by certain due dates, achieving certain EBITDA targets, minimum remaining months liquidity requirement, restrictions on changes in business, management, control of business locations, indebtedness, dispositions of certain business or property, mergers or acquisitions, subordinated debt, maintenance of collateral accounts and payment of dividends or distributions.

We have no amounts outstanding under the Revolving Line and are in compliance with our debt covenants as of December 31, 2020.
Convertible Notes with Related Parties
In June 2020, we issued subordinated secured convertible promissory notes, or the Convertible Notes, to related parties who are holders of our Redeemable Convertible Preferred Stock. The Convertible Notes totaled $25.0 million and have a maturity date of June 22, 2023. Principal and interest under the Convertible Notes are due and payable in full on or after the maturity date, unless earlier converted to shares of our capital stock. The interest on the Convertible Notes is equal to the lower of (1) 2.5% per annum until June 2022, 3.0% per annum until December 2022, and 3.5% per annum until maturity; and (2) the maximum non-usurious rate of interest in effect from time to time under applicable laws.
The Convertible Notes will automatically convert into shares of a new series of preferred stock upon a Qualified Financing Event (defined as raising gross proceeds of at least $40.0 million), or upon a Liquidity Event (defined as a change in control, a qualified initial public offering yielding gross proceeds of at least $50.0 million, or a Direct Listing to register existing shares of capital stock of the Company for resale on a major U.S. based stock exchange not pursuant to an underwritten public offering). The Convertible Notes may convert into shares of a new series of preferred stock upon a Nonqualified Financing Event (defined as a sale of shares of preferred stock that does not constitute a Qualified Financing Event) or after the maturity date at the option of the note holders.
The conversion price triggered upon these events, with the exception of the Direct Listing event and conversion at Maturity Date, is the lower of (1) 75% of the price per share paid by the purchasers for the event and (2) $8.2909 per share (subject to appropriate adjustments). Upon the effectiveness of the registration statement of which this prospectus forms a part, the conversion price is equal to the lower of (1) 75% of the volume-weighted average price of our common stock on the first trading day following such listing and (2) $8.2909 per share (subject to appropriate adjustments). After the Maturity Date (if not earlier converted), at the option of the holders, the Convertible Notes are convertible into a new series of preferred stock at a conversion price of $6.6327 per share which shares of preferred stock shall have the same rights and preferences as the Series B convertible preferred stock, except per share liquidation preference and dividend rights will be based on the conversion price of $6.6327 per share.
The Convertible Notes provide for certain events of default such as nonpayment of principal and interest when due, insolvency, or if there is a liquidation, dissolution or winding up of the Company. Upon an event of default, all unpaid principal and accrued interest becomes immediately due and payable.
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(2,135)
Net cash used in investing activities	(10,364)
Net cash provided by financing activities	945
Net decrease in cash	$(11,554)
Operating Activities
The primary source of operating cash inflows is cash collected from our customers for our services. Our primary uses of cash from operating activities are for personnel related expenditures, marketing costs and third-party costs incurred to support our marketplace.

For the year ended December 31, 2020, cash provided by operating activities was $           million resulting from our net income of $ million, adjusted by non-cash charges of $          million and a net decrease of $          million in our operating assets and liabilities. The non-cash charges primarily resulted from $       million pertaining to depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, $          million for stock-based compensation expense, and $          million pertaining to noncash lease expense.
For the year ended December 31, 2019, cash used in operating activities was $2.1 million resulting from our net loss of $6.3 million, adjusted by non-cash charges of $22.7 million and a net decrease of $18.5 million in our operating assets and liabilities. The non-cash charges primarily resulted from $8.9 million pertaining to depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, $6.7 million for stock-based compensation expense, and $5.7 million pertaining to noncash lease expense. The net decrease in our operating assets and liabilities was primarily the result of a $9.9 million increase in accounts receivable and $3.9 million increase in deferred commissions due to our growth, and $6.2 million resulting from a change in operating lease liabilities due to cash payments.
Investing Activities
For the year ended December 31, 2020, investing activities used $          million in cash primarily as a result of an increase in capitalized software development costs of $          million and an increase in capital expenditures of $          million to purchase property and equipment.
For the year ended December 31, 2019, investing activities used $10.4 million in cash primarily as a result of an increase in capitalized software development costs of $7.8 million and an increase in capital expenditures of $2.5 million to purchase property and equipment.
Financing Activities
Cash provided by financing activities of $           million in 2020 reflects net proceeds of $          million from the issuance of convertible notes with related parties and $          million for the repurchase of common stock from some of the founders.
For the year ended December 31, 2019, financing activities provided $0.9 million in cash primarily as a result of proceeds from the exercise of stock options.
Obligations and Other Commitments
The following table summarizes our contractual obligations as of December 31, 2020:

Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(in thousands)
Operating lease commitments(1)	$
Convertible notes with related parties(2)
Revolving credit facility(2)
Total Contractual Obligations	$
______________
(1)Operating leases include total future minimum rent payments under noncancelable operating lease agreements.
(2)The convertible notes with related parties and revolving credit facility includes principal amounts and expected interest due under these Agreements as described in Note 17 of our consolidated financial statements.
(3)
(4)

Off-Balance Sheet Arrangements
Through December 31, 2020, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Quantitative and Qualitative Disclosures about Market Risk
We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign currency exchange rates.
Interest Rate Risk
We are subject to interest rate risk in connection with our revolving line of credit which bears a floating interest rate. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
In June 2020, we issued $25.0 million in convertible notes with related parties whereby interest is equal to the lower of fixed amounts as described above within the section titled “Liquidity and Capital Resources—Convertible Notes with Related Parties” and the maximum non-usurious rate of interest in effect from time to time under applicable laws. As the interest rate is subject to the fixed percentages described above, we do not have significant financial statement risk associated with changes in interest rates pertaining to our convertible notes with related parties.
Foreign Currency Risk
We are exposed to fluctuations in foreign exchange risk related primarily to expenses denominated in currencies other than the U.S. Dollar, principally the Canadian Dollar, British Pound, and Israeli New Shekel. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced, and will continue to experience, fluctuations in our net income (loss) as a result of transaction gains and losses related to the remeasurement of our asset and liability balances that are denominated in currencies other than the U.S. Dollar. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.
Critical Accounting Policies and Estimates
Critical accounting policies and estimates are both the most important to the portrayal of our net assets and results of operations and require difficult, subjective, or complex judgments. We often need to make estimates about the effect of matters that are inherently uncertain and these estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.
Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.
The critical accounting policies and estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition
We derive our revenue primarily from fees for subscription services and performance-based job posting activities. Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.
We determine revenue recognition through the following steps:
•Identification of the contract, or contracts, with a customer
•Identification of all performance obligations in the contract
•Determination of the transaction price
•Allocation of the transaction price to the performance obligations in the contract
•Recognition of revenue when, or as, the performance obligation or obligations are satisfied
We identify enforceable contracts when the terms are agreed to by the customer. Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, the products sold, and the number and types of users within our contracts.
Revenue is recognized as performance obligations are satisfied and is presented net of sales allowances.
We derive our revenues from the following sources:
Subscription Revenue
Subscription revenue consists of time-based job posting plans, upsells which complement or expand visibility and prominence to job posting plans, and resume database plans. Plans are priced at a flat rate based on plan size and depending on the length of the term. Customer contracts are typically subject to renewal at the end of the subscription term and are nonrefundable.
Time-based job posting plans: Job posting plans provide customers access to cloud-based software services, where they may create job postings that are posted to our marketplace in addition to numerous other job sites or partner networks with job seeker communities. Customers may also access our software to review job applications and manage job postings. We recognize revenue from job posting plans ratably over the term of the agreement beginning on the date the subscription service is made available to the customer. Once a customer requests a cancellation of their subscription, the open job postings are closed at the end of the term; however, the customer may still access the software to review past job postings or prior applications received under a separate upsell subscription. Job posting plans are billed in advance of the subscription period, which typically ranges from one to twelve months, except for daily subscription plans, which are billed in arrears based on how many days the customer uses the services.
Upsell services: Additional features to complement or expand visibility to job posting plans may be purchased as an upsell service. For these services, we bill the customers in advance and recognize revenue ratably over the term of the agreement beginning on the date the upsell services are made available to the customer, which typically ranges from one to twelve months.
Upsell services also include job posting enhancements which are applied to individual job postings, and provide customers with a temporary boost in the prominence of their open jobs. Individual job posting enhancements may be purchased by a customer when needed, or in recurring monthly prepaid bundles to complement their job posting subscription plan, and are billed in advance of use. Typically these prepaid bundles can be used over a period ranging from one to twelve months. Revenue from job posting enhancements is recognized as the customer uses the enhancement on their job postings. Unused prepaid job enhancements are not refundable, and we recognize revenue for the estimated portion of prepaid job enhancements that are expected to expire unused, or breakage, based on estimates considering historical breakage levels for similarly sized customers and upsell plans. Breakage is recognized as revenue in proportion to the pattern of actual usage by customers.
Resume database plans: Access to our resume database is purchased on a subscription basis and allows a customer to search for and view resumes. Resume database plans are priced based on how many resumes the customer would like to view in a month and may be purchased independent of, or in addition to, a job posting plan. Resume database plans are billed in advance of the subscription period, which typically ranges from one to twelve months. Revenue is recognized ratably over the subscription period.
Performance-based Revenue
Performance-based revenue consists of customers who pay on a per click by job applicant or per job application basis for the job postings customers wish to distribute through our software. Customers pay an amount per click or per application that is usually capped at a contractual maximum per recruitment campaign, with campaigns typically lasting from one to three months. Customers on this pricing model do not have access to our applicant tracking software for subscription customers though they may purchase resume database subscription plans separately. Customers that use a performance-based revenue plan are typically companies with consistent hiring needs and sophisticated recruitment campaigns where they manage incoming applications and job postings on their own applicant tracking systems.
We may partner with and distribute job postings to partners who have job seeker databases. When a job applicant, sourced from a partner, clicks on or applies to a job posting, we will share a percentage of the revenue we earn from our customer with the associated partner. In these arrangements, we are primarily responsible for advertising the customer’s job postings and have discretion in establishing the price paid by the customer. Accordingly, we recognize the fees we receive from our customers as revenue and the revenue share due is recorded in cost of revenue in the Consolidated Statement of Operations.
Performance-based revenue is typically billed monthly, in arrears, and revenue is recognized as job applicants click on or apply to the distributed job postings, up to the contractual maximum per recruitment campaign.
Sales Allowance
We establish a sales allowance to estimate refunds and credits that we may grant to customers in the future for missed cancellations of subscription autorenewals, or as a concession to customers who are not satisfied with services received. While customers are contractually obligated to pay their invoices, we may issue refunds or credits to maintain overall customer satisfaction. The sales allowance is estimated by considering historical results and trends, and is accounted for as a reduction to revenue or deferred revenue based on when the refund or credit is expected to occur within a customer’s contractual term.
Stock-Based Compensation
Compensation expense related to stock-based awards is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. We have elected to treat stock-based awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation expense on a straight-line basis over the requisite service period.

For awards that contain both performance and service vesting conditions, the grant date fair value is recognized as compensation expense using a graded vesting attribution model. No expense is recognized for awards with performance conditions until the performance condition is probable of being met.
The Black-Scholes option pricing model requires us to make certain assumptions including:
Fair Value of our Common Stock. See the section titled “—Determination of the Fair Value of Common Stock on Grant Dates” below.
Expected Term. Given that we do not have sufficient exercise history to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we determine the expected term for our “plain vanilla” stock options using the simplified method, which is calculated as the midpoint of the stock option vesting term and the expiration date of the stock option. For stock options that contain a performance condition, we are using the contractual term as the expected term as those awards were only granted to nonemployees.
Expected Volatility. Because our common stock has no publicly traded history, we estimate the expected volatility of the awards from the historical volatility of selected public companies that represent similar but alternative investment opportunities to an investment in us. Characteristics considered in identifying guideline public companies include similarity in size, lines of business, market capitalization, revenue and financial leverage. We determined the expected volatility assumption using the frequency of daily historical prices of comparable public company common stock for a period equal to the expected term of the option. We periodically assess the comparable companies and other relevant factors used to measure expected volatility for stock option grants.
Risk-free Rate. The risk-free interest rate assumption is based upon observed interest rates on the U.S. government securities appropriate for the expected term of our employee stock options.
Dividend Yield. The dividend yield assumption is based on our history and expectation of dividend payouts. We have never declared nor paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.
The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If we have made different assumptions, our stock-based compensation expense, and our results of operations for the years ended December 31, 2019 and 2020 may have been significantly different.
Determination of the Fair Value of Common Stock on Grant Dates
Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of each stock-based grant, with input from management and the assistance from an independent third-party valuation firm based on several objective and subjective factors. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In determining the fair market value of our common stock, the board of directors considered the following:
•the prices of our redeemable convertible preferred stock sold to outside investors in arms-length transactions;
•the rights, preferences and privileges of our redeemable convertible preferred stock relative to our common stock;
•our operating and financial performance;
•the present value of our anticipated future cash flows;

•our stage of development and current business conditions and projections affecting our business, including the introduction of new products and services;
•the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, in light of prevailing market conditions;
•any adjustment necessary to recognize a lack of a liquid trading market for our common stock;
•the market performance of comparable publicly traded companies; and
•the overall U.S. economic, regulatory and capital market conditions.
In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including market and income approaches with input from management.
The market approaches we use are the Guideline Public Company Method and the Guideline Transaction Method. The Guideline Public Company Method estimates our equity value by applying a representative market value multiple from comparable companies to our financial forecasts. The Guideline Transaction Method estimates our equity value by using pricing multiples derived from sales of companies with similar characteristics to us. Under the income approach, a Discounted Cash Flow, or DCF, model is used, where net cash flows attributable to our business and an assumed terminal value are discounted to present value using a discount rate, based on our estimated weighted average cost of capital that reflects the risks inherent in the cash flows.
After determining our equity value, we then allocate the equity value to our classes of stock using either an Option Pricing Method, or OPM, or a hybrid of OPM and Probability Weighted Expected Return Method, or PWERM.
The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. In determining the estimated fair value of our common stock, we consider the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we also applied a discount for lack of marketability to the equity value.
Under the hybrid OPM and PWERM, the allocation is based on the likelihood of a near-term liquidity exit or an alternative exit scenario. For a near-term liquidity scenario, the allocation is based on the expected pricing and timing of the liquidity event. For the alternative exit scenario, an OPM with an appropriate time to liquidity is used to estimate the fair value of the share classes assuming the near-term liquidity scenario does not occur, with the resulting share values under each scenario weighted by management’s estimate of their respective probabilities. We also applied a discount for lack of marketability.
In valuing our common stock at various dates in 2019 through September 30, 2020, our board of directors determined the equity value of our business using the Guideline Public Company Method and the equity value was then allocated to our classes of stock using an OPM given the uncertainty with regards to the timing and type of future exit scenario.
In valuing our common stock as of December 31, 2020, our board of directors determined the equity value of our business using the Guideline Public Company Method, the Guideline Transaction Method, and a DCF. The equity value was then allocated to our classes of stock using the hybrid OPM and PWERM based on management’s estimate of the likelihood of a near-term liquidity event or an alternative exit scenario.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue and costs, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future exit events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
For stock awards granted after the effectiveness of the registration statement of which this prospectus forms a part, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.
As of December 31, 2020, we had $           million of unrecognized stock-based compensation cost related to stock options, which is expected to be recognized over a weighted-average period of           years.
Income Taxes
We account for income taxes in accordance with ASC 740, Income Taxes. Current tax liabilities and assets are recognized for the estimated taxes payable or refundable, respectively, on the tax returns for the current year. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
We record valuation allowances against our deferred tax assets, when necessary. Realization of deferred tax assets (such as net operating loss carry-forwards) is dependent on future taxable earnings and is therefore uncertain. At least quarterly, we assess the likelihood that our deferred tax asset balance will be recovered from future taxable income. To the extent we believe that recovery is not likely, we establish a valuation allowance against our net deferred tax asset, which increases our income tax expense in the period when such determination is made.
On a quarterly basis, we evaluate the probability a tax position will be effectively sustained, and the appropriateness of the amount recognized for uncertain tax positions based on factors including changes in facts or circumstances, changes in tax law, settled audit issues and new audit activity. Changes in our assessment may result in the recognition of a tax benefit or an additional charge to the tax provision in the period our assessment changes. We recognize interest and penalties related to income tax matters in income tax expense.
JOBS Act Accounting Election
We meet the definition of an emerging growth company under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.
Recent Accounting Pronouncements
See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

BUSINESS
Before we begin, we first want to recognize the impact of the COVID-19 pandemic. The toll on the health, safety, economic security and emotional well-being of the global community is ongoing and will take years to fully appreciate. Amidst all the stories of the true heroes who have helped manage through the pandemic and those who will bring the pandemic to its end, we feel incredibly grateful and fortunate to tell our story, about a growing business doing our part to help power the economic recovery to come.
Businesses and people need to get back to work after the pandemic. We are committed to helping in that great and noble effort.
Overview
ZipRecruiter is a two-sided marketplace for work. Over 2.6 million businesses and 100 million job seekers have come to ZipRecruiter for their hiring and job search needs. Employers spend more than $150 billion per year in the United States alone to recruit talent.
Our Mission. To actively connect people to their next great opportunity.
The Problem. Twenty years after moving online, the job market remains painfully inefficient. Job seekers are required to self-service through finding the right jobs to apply to, usually across multiple sites, and without effective tools for monitoring new opportunities. Employers in turn are overwhelmed by the complexity of modern recruiting given the abundance of job boards, search engines, and social networks to source talent from. Neither side is an expert at their role. Neither side enjoys the process.
Our Business. We founded ZipRecruiter to simplify the job market for both job seekers and employers. Unlike traditional online job sites, ZipRecruiter works like a matchmaker curating job opportunities for job seekers, and candidates for employers.
Creating Value for Job Seekers. For job seekers across all industries and levels of seniority, we operate like a dedicated recruiter. That means presenting strong fit job opportunities, proactively pitching potential candidates to employers, and providing job seekers with updates on the status of their applications. This makes job seekers feel supported while searching for work. That’s why ZipRecruiter is currently the #1 rated job seeker app on iOS and Android.
Creating Value for Employers. For employers, we focus on building technology to rapidly deliver quality candidates to companies of all sizes and across all industries. Our algorithms alert the best job seekers in our marketplace when a job goes live. Employers posting jobs often get their first quality candidate before they can get up from their chair. That’s why ZipRecruiter is the #1 rated employment marketplace by G2.11
Unique Data and Artificial Intelligence Provide Better Outcomes for Employers and Job Seekers. With a relevant data pipeline created from billions of interactions between job seekers and employers, we are uniquely positioned to harness that data to fuel the advanced artificial intelligence behind our matching, recommendation, and marketplace optimization capabilities. Through our deep learning-based natural language processing, we understand job seekers’ and employers’ nuanced needs. We model and analyze clicks, applications, hiring signals, and numerous other interactions to improve outcomes for all participants in our marketplace. Our advanced technology stack processes the data generated by our highly engaged user base to continuously improve our matchmaking. Our climbing satisfaction metrics over the past few years give us confidence that these technology investments are yielding results for employers and job seekers alike. The Thumbs Up Rate on candidates has increased from 39% in December 2017 to 56% as of December 2020, highlighting the improved quality of our matching algorithms over time.
11 Based on G2 satisfaction ratings as set forth in G2, Best Job Boards Software, https://www.g2.com/categories/job-boards?utf8=%E2%9C%93&order=top_shelf (last visited January 25, 2021).

Accelerating Network Effects. Increasing the number of jobs in our marketplace attracts more job seekers. A greater number of job seekers attracts more employers who in turn post more job opportunities in our marketplace. These natural, self-perpetuating network effects increase our data and thereby accelerate the rate at which our matching technology gets smarter over time.
Compelling Financial Results. The combination of the scale on both sides of our marketplace, our efficient go-to-market strategy, and intelligent use of technology has resulted in compelling financial results. For the fiscal year ended December 31, 2019, our revenue was $429.6 million. For the fiscal year ended December 31, 2019, we generated a net loss of $6.3 million and Adjusted EBITDA of $9.4 million. Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure, and a reconciliation of net income (loss) to Adjusted EBITDA, see the section titled “Summary Consolidated Financial and Operating Data.”
The Future of Work is at an Inflection Point
Today, more than 20% of working Americans, or over 40 million individuals, change jobs every year.12 Additionally, more than half of those currently working employees are either actively searching for new jobs or passively exploring new career opportunities.13
Employees are changing jobs faster. Median tenure of Millennials at a single organization is now only 2.8 years, down from a median of 10 years for the Baby Boomer generation of employees.14 Recruiting is becoming an “always on” reality for an increasing percentage of businesses. Over 75% of employers report using an online job board in 2020.15
We anticipate these trends will continue for the foreseeable future, with tens of millions of job seekers continuing to seek out tens of millions of new jobs each year. As has been the case since our founding in 2010, we believe we will continue to grow the share of that job seeking activity that we enable. But more recent developments, especially those driven by the global pandemic, are also introducing new disruptive forces into the traditional work paradigm.
COVID-19 dramatically suppressed the job market and put an end to a 10 year run of job growth.16 Multiple high volume hiring categories like hospitality, tourism, and live events have gone dormant. Further, in spite of there having been over 20 million people unemployed or under-employed due to the pandemic, according to our internal data, job seekers are currently searching for work in our marketplace at 20% below pre-pandemic levels.
We believe distribution of vaccines for COVID-19 will drive a broad-based and extended recovery in the hiring market on both sides of our marketplace. We further believe that the future of work, and by extension recruiting, has been irreversibly changed forever.
The percentage of workers around the world that are permanently working from home is expected to double in 2021 as employers have realized productivity increases during the COVID-19 pandemic.17 Removing a geographic constraint from the definition of a qualified applicant will be a significant change for those executing talent searches. For most jobs, the qualified candidate pool will increase by orders of magnitude. Trying to recruit via a nationwide job posting would be painfully inefficient as employers would likely field hundreds or even thousands of applicants.
12 U.S. Bureau of Labor Statistics, Employee Tenure Summary - Employee Tenure in 2020, September 22, 2020 (20% - 24% of Americans change jobs every year). Referred to hereinafter as the U.S. BOL Employee Tenure Summary.
13 Gallup Inc., State of the American Workplace, 2017.
14 U.S. BOL Employee Tenure Summary.
15 ZipRecruiter Brand Awareness Survey, 2020. Referred to hereinafter as the Brand Awareness Survey.
16 U.S. Bureau of Labor Statistics, Total Nonfarm Employment, Seasonally Adjusted.
17 Thomson Reuters Corporation, Permanently remote workers seen doubling in 2021 due to pandemic productivity: survey, October 2020.

We believe this dramatic increase in available quality applicants per job opening will tilt employers towards tools with the ability to identify and selectively recruit talent from across the nation. Our advanced matching and existing process tools for employers are well suited to meet the challenges of this dynamic new opportunity.
We believe that the confluence of all the trends above will provide a significant tailwind for our faster, smarter marketplace.
Opportunities to Meet the Challenges Employers Face
Companies have been searching for candidates on the internet for decades, but unlike the vast majority of other internet-enabled services, such as shopping, entertainment, or booking travel, the task of finding the right candidate remains complicated. Employers face a series of challenges that make the process of selecting the best candidate frustrating and inefficient.
•Access to all job seekers. Employers want to feel confident they have reached a critical mass of potential candidates.
•Surfacing highly qualified applicants. Choosing the right candidate to hire starts with evaluating all applicants to assess if they are a potential Great Match for the role. According to a recent study, the average corporate job receives 250 applications18 with some of the world’s largest employers, such as large technology companies, receiving more than 35 applications per minute.19 With so many applicants to review, identifying the quality candidates is tedious and employers often miss potential Great Matches.
•Quickly engaging potential Great Match candidates. According to the U.S. Bureau of Labor Statistics (BLS), the average job seeker submits applications to approximately 14 different jobs.20 The best candidates are in high demand and engaging those candidates before the window of opportunity closes is critical. 27% of hires had applied to a job within the first two days of the job’s posting.21
Opportunities to Meet the Challenges Job Seekers Face
If there is a job seeker out there who loves the traditional job search process, we have not found them yet. Searching for a job is hard and time consuming. We believe technology designed for job seekers can uncover more great opportunities with less effort and rejection.
•Access to all jobs. There is no single place to find all jobs. Job seekers often need to search broadly to find the right position, replicating the same search across multiple sites to find the opportunities for which they are a good fit. Approximately 66% of job seekers looking for work online use multiple job sites to find opportunities.22
•Surfacing those jobs that could be a Great Match. Amidst the millions of jobs that are searchable, finding those that fit best is cumbersome. Spending hours reading job descriptions and lists of required qualifications can make the job search process long and frustrating.
•Providing feedback on where a job application stands. Most job seekers who apply to a job never hear anything back from the employer. Job seekers describe this experience as “the black hole.” This addresses the #1 complaint we hear from job seekers: applying to a job and then hearing nothing back.23
18 Graham, Dawn, Forbes.com, Here’s Why Career Switchers Have a Huge Advantage in This Job Market, April 23, 2020.
19 Shendrunk, Amanda, World Economic Forum, Amazon has become the world’s fifth largest employer, December 4, 2020.
20 U.S. Bureau of Labor Statistics, Dalton, Michael R. and Groen, Jeffrey A., How do jobseekers search for jobs? New data on applications, interviews, and job offers, Beyond the Numbers, Vol. 9, No. 14, November 2020.
21 Bryan, Chandlee, Startwire, The Early Bird Gets the Job, June 2, 2011.
22 Brand Awareness Survey.
23 Brand Awareness Survey.

What We Do
We enable work by connecting job seekers and employers in our marketplace. The volume of activity in our marketplace has enabled us to build a proprietary data asset that allows us to optimize matching and dynamically adapt recommendations to actual behavior. Over 2.6 million businesses and 100 million job seekers have come to ZipRecruiter for their hiring and job search needs.
How We Work for Employers
ZipRecruiter is focused on meaningfully reducing the time associated with making a new hire. Our technology delivers high-quality matches immediately after a job goes live and provides tools to streamline the vetting process.
We offer employers the ability to post jobs in our marketplace through both flat rate or performance-based pricing, such as cost-per-click, to align with the employer’s hiring needs and budget constraints.
Quality Candidates Fast
•Job distribution. Jobs posted on ZipRecruiter are distributed to more than 1,600 sites managed by our Job Distribution Partners. This includes job boards, newspaper classifieds, search engines, social networks, talent communities, and resume services. The diversity and depth of our partner network enables employers to reach an especially broad job seeker audience.
•Instant alerts to qualified potential candidates. When employers post a job, ZipRecruiter’s matching technology immediately identifies and sends an alert to the best job seekers in our marketplace.
•Direct recruitment messages from the employer. Immediately after a job is posted, ZipRecruiter’s matching technology presents the employer with a list of the best potential candidates in the market. The employer can then, with a single click, personally invite the most qualified potential candidates to apply. These recruitment messages directly from the employer drive the highest quality candidates ever delivered through ZipRecruiter. Nearly 70% of these applicants receive a "thumbs up” rating by the employer once they have applied.
•Matching that learns. When an employer gives an applicant a “thumbs up” rating, our technology searches for other job seekers with similar profiles to that candidate and proactively encourages them to apply. Overall Thumbs Up Rate of applicants has improved from 39% to 56% over the last three years. Our matching will continue to improve over time as we collect more data and our technology applies the learnings embedded in the data.
•Access to an expansive database of job seekers. We provide employers with instant access to 14 million monthly Active Job Seekers with broad skill sets and a range of experiences.
Efficient Candidate Vetting
•All the applicants in one place. For employers who do not already have an established process to manage hiring, job applicants from all these different sites are captured inside the ZipRecruiter ATS. Our ATS centralizes and simplifies the decision-making process. Inside this system, hiring teams can review, rate, and ultimately decide which candidate to hire. For employers already using a third-party ATS, we seamlessly populate candidates into their existing workflow.
•Great Match sorting. Our technology sorts applicants identified as a Great Match to the top of the list to help hiring managers avoid missing high quality candidates.
•In-demand candidate alerts. ZipRecruiter alerts employers to “act fast” when a candidate that they have rated highly is also rated highly by another employer. In a tight, competitive market for top-quality talent, these notifications prompt hiring managers to move quickly to avoid losing out on a potentially great hire.
Flexible Pricing
•Flexible pricing based on customer needs. We provide a variety of pricing plans to best suit an employer’s specific needs, including flat rate pricing on terms ranging from a day to a year, as well as performance-based pricing for employers that run sophisticated recruitment marketing campaigns.
How We Work for Job Seekers
For job seekers, we make finding work easier.
Process Efficiency
•Search millions of jobs in one place. ZipRecruiter provides job seekers with access to millions of jobs from all over the internet. Job seekers can filter this vast array of opportunities by using numerous criteria to find the handful of best potential matches.
•Simple, one-click applications. On ZipRecruiter, job seekers create a profile and can then apply for opportunities with a single click. Our one-click application works across both our marketplace and our Job Distribution Partners to remove barriers between a job seeker and their next opportunity. This is particularly useful for job seekers on mobile devices where a resume can’t be easily created or uploaded. In our marketplace, nearly two-thirds of job applications now happen on a mobile device.24
•Job application tracking. Job seekers apply to numerous opportunities throughout the course of their search. Our simple, user-friendly dashboard aggregates their application history so job seekers can track opportunities.
Personalized Recruiter Assistance
•Pitched to employers as a potential candidate. After a new job is posted, ZipRecruiter matching technology immediately presents strong-fit in-market job seekers to the employer for consideration. Employers can then directly invite the job seekers they like best to apply. This allows candidates to passively gain interest from employers without needing to directly apply, and results in increased attention from prospective employers. While job seekers typically do not like the process of applying to jobs, the feeling of affirmation from being recruited to a particular job drives greater engagement. We offer this for free for all job seekers. Over 35% of new job seekers on ZipRecruiter are recruited by an employer within 30 days of signing up.
•“Phil,” your personal (automated) recruiter. Our automated recruiter “Phil” curates and presents opportunities to job seekers for which they are a Great Match. Phil engages in positive, personalized dialogue with candidates, inviting them to apply for new open positions. Phil sends on average more than 65 million messages per month.
•Job alerts. ZipRecruiter delivers a digest of relevant new opportunities from across the web on a daily basis, enabling job seekers to monitor the full breadth of our marketplace offerings.
•Match scoring. Match scores highlight best-fit opportunities for job seekers. This allows job seekers to see how well they match with available jobs so they can focus their energy on the right opportunities. The scores are delivered in an easy-to-understand format including “Great Match,” “Good Match,” “Fair Match,” and “Not a Match.”
24 Brand Awareness Survey.

•Application updates. Our technology notifies job seekers when an employer either views their application or gives them a “thumbs up” rating. This addresses the #1 complaint we hear from job seekers: applying to a job and then hearing nothing back.
Our Strengths
Transforming how people find work requires a combination of world-class skills. Our core competitive advantages that have been critical to our success include:
•Large and unique set of jobs. With over 90 million job postings available for matching in 2020 alone, technology brings both jobs listed directly in our marketplace as well as those from our Job Acquisition Partners together. ZipRecruiter was the canonical source for millions of these jobs, which means a job seeker’s search is incomplete unless they access our marketplace.
•Engaged job seeker community. Over 36 million Active Job Seekers engaged in the ZipRecruiter marketplace in 2020. Those job seekers come to us directly and through our network of over 1,600 sites managed by our Job Distribution Partners.
•Powerful artificial intelligence powered technology. Our technology captures insights from billions of user interactions facilitated by our marketplace, driving meaningful increases in the quality of matches we can enable over time. We do this by leveraging cutting edge software tools to ingest and analyze candidate behavior, including resume data, searches, and certifications, to find the most relevant jobs for each candidate on the ZipRecruiter network.
•Designed for simplicity and speed. We thrive on taking unnecessarily complex processes and simplifying them. This product design philosophy permeates our entire company. We focus on continually making ZipRecruiter faster and simpler for employers and job seekers to use.
•Metrics-driven culture. We are a metrics and data driven company. We are disciplined about setting quantitative operating goals and then finding innovative ways to achieve those goals across the company.
•Powerful network effects. The scale of matching activity in our marketplace provides us with a unique and growing data set consisting of billions of signals which help drive superior matching. More jobs, more job seekers, and better matching technology over time create more high-velocity hiring activity in our marketplace, fueling a self-perpetuating cycle of network effects.
•Our brand. Since our founding, we have invested over $600 million in building the ZipRecruiter brand. We are proud that our investment in our brand has led to 82% aided brand awareness among U.S. employers.25
Our Growth Strategy
Our strategy is to use technology to consistently grow our marketplace in three key areas: more jobs, more job seekers, and better matching. These three growth vectors will both directly grow our business and also strengthen the network effects that serve as a competitive advantage. Several specific growth initiatives fit well into our overall strategy:
•Increasing the number of employers in our marketplace. We believe the marketplace we have built serves employers of all sizes, regions and industries. We see an opportunity to continue to meaningfully grow our employer footprint, from small businesses to large global enterprises. There are over 7.5 million employers in the United States alone, of which only approximately 90,000 were active Paid Employers in our marketplace in fourth quarter of 2020.26 Expanding our base of Paid Employers is a significant growth opportunity.
25 Brand Awareness Survey.
26 U.S. Census Bureau.

•Increasing the number of job seekers in our marketplace. We historically focused our marketing efforts on employers. Thus, despite being one of the highest rated sites for job seekers, we believe there is a significant opportunity to grow our mindshare among job seekers. By being top-of-mind, we believe we can continue to drive a greater volume of Active Job Seekers to our marketplace as well as innovate ways to engage job seekers that are more passively open to evaluating new opportunities.
•Strengthening our artificial intelligence powered technology. Our artificial intelligence and matching algorithms continually improve as we ingest incremental data. The signals across our marketplace train our recommendations, increasing utility for both job seekers and employers. We have increased the number of employers rating at least one candidate a “thumbs up” by 44% over the past three years. Despite our progress, we believe there remains a significant opportunity to continue to further improve our matching with ongoing investment in technology and an increase in the number and quality of data signals we collect over time.
•Continuing to optimize performance-based pricing. Employers’ willingness to pay for recruitment varies by company and by each job opening. We believe we have multiple pricing optimization opportunities that will provide more flexibility to employers of different sizes. We will also strive to deliver higher levels of service to employers in the marketplace by adding new, innovative features that will create value for the marketplace and will monetize over time. This will enable us to meet employers’ needs while improving Average Revenue per Paid Employer over time.
•Expanding our global footprint. Beyond the United States, we have already established a presence in Canada and the United Kingdom. Our experience in all three of our existing markets has strengthened our belief that employers and job seekers everywhere can benefit from a simpler and faster hiring process. We believe our strengths as a company, especially our purpose-built technology for bringing job seekers and employers together, can be leveraged in additional markets as we continue to expand our geographic footprint. Many of our over 1,600 Job Distribution Partners already operate in other markets which will accelerate our ability to expand internationally.
•Building an enduring brand. Since our founding, we have invested over $600 million in establishing ZipRecruiter as a go-to brand for anyone that wants to work. We are proud that our investment in our brand has led to an 82% aided brand awareness among U.S. employers. We plan to increase our brand investment to ensure ZipRecruiter further develops as a category-defining, enduring brand for employers and job seekers alike.
Our Competition
Hiring is a vast, competitive, and highly fragmented market. We compete in varying degrees with other online job sites including CareerBuilder, Craigslist, Dice, Glassdoor, Indeed, LinkedIn, Monster, and hundreds of others.
Competition for Employers
Employers have a range of options when posting job opportunities. We compete to attract and retain employers to advertise their jobs in our marketplace. We compete for employers based on several factors including the pricing and features of our offerings, the speed of receiving great candidates, the size of our job seeker community, the simplicity of our user experience, and our trusted brand. We believe that our employers are able to cost-effectively attract the right job seekers in our marketplace compared to other online recruiting sites due to the combination of the strength of our marketplace and our diverse pricing models.

Competition for Job Seekers
Job seekers have a variety of choices when searching for their next great job opportunity. We compete for job seekers on many fronts, including our ability to surface unique and attractive jobs, our ability to simplify the hiring process, the transparent feedback job seekers receive on the status of their applications, and our trusted brand. Our marketplace is free to job seekers. We believe our offering to job seekers compares favorably versus alternatives due to the combination of our large and unique pool of job opportunities to choose from, and our proven matching technology that continues to get smarter over time.
Our Employees and Human Capital Resources
As of December 31, 2020, we had 772 individuals across the United States, primarily in California and Arizona. Internationally, we had 68 employees in the United Kingdom, Canada and Israel. We also engage independent contractors and consultants. Collectively, we view the team at ZipRecruiter as our greatest asset, and we take great pride in having been recognized by Comparably as one of the highest-rated companies for Best Company Culture, Best Companies for Diversity and Best CEO in 2020.
Several aspects of how we operate our business have been critical to building our team:
•We use ZipRecruiter. We utilize the power of the marketplace we have built to connect to our next great employees.
•We foster an entrepreneurial culture of safety and innovation. We believe a safe professional environment empowers people to take risks and be their best selves. Our employees are encouraged to champion great ideas, embrace innovative approaches, and use data to advocate for their point of view.
•We embrace diversity & inclusion (D&I): We believe our company is strengthened by a culture that embraces diversity and inclusion. Our commitment to D&I is aligned with our mission to actively connect people from all backgrounds to their next opportunity.
•We reward high performance. We focus on attracting and retaining results-oriented employees who are passionate about our mission. We use a variety of compensation tools to reward employees whose achievements exceed our high expectations.
•We are committed to our employee’s career development. We invest in our people so that ZipRecruiter is not just a great place to work, but also a great place to advance and grow a rewarding career.
Go-to-market Strategy
Being top-of-mind when any employer needs to find a new employee or job seekers begin a search for their next great opportunity is critical to our success. Our level of investment in marketing over time reflects the level of importance we place on being synonymous with hiring or getting hired. We have invested over $600 million over the past decade, resulting in 82% aided brand awareness among U.S. employers as of the fourth quarter of 2020.
Many employers self-serve through both purchasing our service and utilizing the tools we provide to post jobs. Additionally, our team of over 300 sales professionals help onboard employers requiring additional assistance to launch and optimize their recruiting campaigns. For larger enterprises with unique needs, our dedicated sales and account management teams utilize their deep industry knowledge to help optimize toward sophisticated performance goals.

Our Technology
Our research and development efforts are focused on delivering great products through data driven systems, machine learning technology, and robust infrastructure to ensure that our marketplace is sophisticated, low latency, resilient, and available to our users at all times.
Our research and development organization is built around small, cross functional development teams, arranged in larger divisions. These development teams foster greater agility, which enables us to develop new, innovative product features as well as iterate quickly on new capabilities and optimizations. Our development teams design, build and continue to expand our ATS, mobile apps, data processing and analysis pipelines, marketplace functionality, search and matching, email and messaging, and third-party product integrations as well as the software infrastructure that supports best practices such as high frequency deployment, orchestrating containers, and leveraging open-source technologies. Our systems are currently operated entirely on cloud services.
As of December 31, 2020, our technology departments had 223 engineers, product managers and data scientists, primarily located in Santa Monica, California and Tel Aviv, Israel. We intend to continue to invest in our research and development capabilities to extend our marketplace and connect job seekers and employers to a broader range of applications, geographies and customers.
Regulatory Matters
We are subject to many varying laws and regulations in the United States, Canada, the European Union, the United Kingdom and throughout the world, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, e-commerce, marketing, advertising, messaging, rights of publicity, health and safety, employment and labor, product liability, accessibility, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm or require us to change our current or future business and operations. In addition, it is possible that certain governments may seek to block or limit our products and services or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products and services for an extended period of time or indefinitely.
Data Privacy and Security Laws
We are subject to various federal, state and international laws and regulations relating to the privacy and security of consumer, customer and employee personal information. These laws often require companies to implement specific information security controls to protect certain types of data (such as personal data, “special categories of personal data” or health data), and/or impose specific requirements relating to the collection or processing of such data.
In the United States, the Federal Trade Commission, or the FTC, the Department of Commerce, and various states continue to call for greater regulation of the collection of personal data, as well as restrictions for certain targeted advertising practices. Section 5(a) of the FTC Act empowers the agency to enforce against “unfair or deceptive acts or practices in or affecting commerce,” and the FTC has used this authority extensively to hold businesses to fair and transparent privacy and security standards. Numerous states have also enacted or are proposing legislation to enact state-level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal information. For example, the California Consumer Privacy Act, or CCPA, came into force in California in 2020. The CCPA establishes a new privacy framework for covered businesses such as ours, creates new privacy rights for consumers residing in the state, and requires us to modify our data processing practices and policies and incur compliance related costs and expenses. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or CPRA, which further expands the CCPA with additional data privacy compliance requirements and rights of California consumers effective January 1, 2023, and establishes a regulatory agency dedicated to enforcing those requirements.

In Canada, the federal Personal Information Protection and Electronic Documents Act, or PIPEDA, sets forth ten principles that are designed to protect the personal information of individuals in Canada, and places obligations on companies that process personal information. PIPEDA applies to organizations that collect, use or disclose personal information in the course of commercial activities, where such activities take place within a Canadian province that does not otherwise have “substantially similar” legislation. Alberta, British Columbia and Québec are the only provinces that have enacted comprehensive private sector privacy statutes that have each been deemed “substantially similar” to PIPEDA. As such, PIPEDA will not apply to commercial organizations operating within Alberta, British Columbia and Québec, although the data protection obligations throughout Canada are substantially the same.
In the European Union, the General Data Protection Regulation, or the GDPR, became effective on May 25, 2018. The GDPR is intended to create a single legal framework in relation to the collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual that applies across all EU member states. However, the GDPR allows for derogations where EU member states can deviate from the requirements in their own legislation, including for example, introducing measures that apply in specific situations and implementing rules regarding legal basis of processing. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR, where we operate or provide services in those EU member state jurisdictions. Local supervisory authorities are able to impose fines for non-compliance and have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. The GDPR created more stringent operational requirements for processors and controllers of personal data, including, for example, granting new rights for data subjects as well as enhancing existing rights, requiring enhanced disclosures to data subjects about how personal data is processed (including information about the profiling of individuals and automated individual decision-making), records of processing activities, limiting retention periods of personal data, requiring mandatory data breach notification to data protection regulators or supervisory authorities (and in certain cases, to the affected individuals), and requiring additional policies and procedures to comply with the accountability principle under the GDPR.
In the United Kingdom, the UK Data Protection Act 2018, is the UK’s implementation of the GDPR, which also became effective on May 25, 2018. However, the UK left the EU on January 31, 2020 and entered a transition period, which ended on December 31, 2020. The UK Government is seeking an adequacy decision from the European Commission. In the absence of adequacy decisions, transfers from the European Economic Area, or EEA, to the UK will need to comply with EU GDPR transfer restrictions, since the UK is currently viewed by the EU as a “third country.” As a result, we now have compliance obligations under the EU’s GDPR and the UK’s GDPR. In addition, the relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and there is uncertainty around how UK data protection laws and regulations will develop, for example in relation to data transfers.
In any event, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to the transfer of personal data outside the EEA and the UK. Recent legal developments in the EEA and the UK have created complexity and uncertainty regarding transfers of personal information from the EEA and the UK to “third countries”, especially the United States. For example, last year the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework (a mechanism for the transfer of personal information from the EEA to the United States). The CJEU also made clear that reliance on standard contractual clauses (another mechanism for the transfer of personal data outside the EEA) alone may not be sufficient in all circumstances. We currently rely on standard contractual clauses and these changes are therefore causing us to review our current compliance approach and may result in additional compliance costs or the inability to transfer personal data outside of the EEA and/or the United Kingdom.
We are also subject to evolving EU and UK privacy laws on cookies and e-marketing. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem and current national laws that implement the e-Privacy Directive are highly likely to be replaced by an EU regulation known as the e-Privacy Regulation which will significantly increase fines for non-compliance. Informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. In addition, the current national laws that implement the e-Privacy Directive are highly likely to be replaced by an EU regulation known as the e-Privacy Regulation which will significantly increase fines for non-compliance. The text of the e-Privacy Regulation is still under development, and recent EU regulatory guidance and court decisions have created uncertainty about the level to which such laws and regulations will be enforced, which may require us to review our compliance approach and increase compliance costs.
Similarly, other jurisdictions are instituting privacy and data security laws, rules, and regulations, or may do so in the future, which could increase our risk and compliance costs.
Intellectual Property
We rely on a combination of trademarks and trade secrets, as well as contractual provisions and restrictions, to protect our intellectual property.
As of December 31, 2020, we owned two U.S. and 18 international trademark registrations for the mark ZIPRECRUITER. We also own one pending trademark application, and numerous domain names, including www.ziprecruiter.com.
We rely primarily on trade secrets and confidential information to develop and maintain our competitive position. We seek to protect our trade secrets and confidential information through a variety of methods, including confidentiality agreements with employees, third parties, and others who may have access to our proprietary information. We also require employees to sign invention assignment agreements with respect to inventions arising from their employment, and strictly control access to our proprietary technology.
Legal Proceedings
We are and, from time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows.
Facilities
Our corporate headquarters are located in Santa Monica, California, where we currently lease approximately 60,000 square feet under agreements that expire in 2023 and 2025. We also lease facilities in Arizona and Israel. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations as needed.

MANAGEMENT
Executive Officers, Key Employees, and Directors
The following table provides information regarding our executive officers, key employees, and directors as of December 31, 2020:

Name	Age	Position(s)
Executive Officers
Ian Siegel	47	Chief Executive Officer and Director
Renata Dionello	45	Chief People Officer
Ryan Eberhard	44	Chief Product Officer
Qasim Saifee	41	Chief Marketing Officer
Ryan Sakamoto	47	General Counsel and Secretary
Boris Shimanovsky	47	Chief Technology Officer
David Travers	43	Chief Financial Officer
Timothy Yarbrough	37	Chief Business Officer
Jeff Zwelling	54	Chief Operating Officer
Key Employees
Marguerite Bui	54	Associate General Counsel
Amy Garefis	38	Senior Vice President, Accounting
Erich Gazaui	46	Senior Vice President, Technology Operations
Jennifer Ringel	38	Senior Vice President, Product
Yaniv Shalev	43	Senior Vice President, Engineering
Elliot Wilson	39	Senior Vice President, Sales and Support
Non-Employee Directors
Emilie Choi	42	Director
Cipora Herman	47	Director
Blake Irving	61	Director
Brian Lee	49	Director
Eric Liaw	43	Director
_____________
(1)Member of the audit and compliance committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Executive Officers
Ian Siegel, 47, has served as our President, Chief Executive Officer and member of our board of directors since June 2010. From 1998 to 2001, Mr. Siegel served as the Vice President of Web Development of Stamps.com Inc., an internet-based mailing and shipping services company. From 2001 to 2006, Mr. Siegel served as the Vice President of Web Development at Rent.com, an online apartment marketplace. From 2006 to 2009 Mr. Siegel served as Vice President of Product and Technology of Pictage, Inc., an online platform for photographers. From July 2009 until January 2011 Mr. Siegel served as Chief Product Officer for MyLife.com, an information brokerage firm. Mr. Siegel holds a B.A. in Sociology with a minor in English from Oberlin College. We believe that Mr. Siegel’s experience in the software industry and his perspective and experience as our Chief Executive Officer qualify him to serve on our board of directors.

Renata Dionello, 45, has served as our Chief People Officer since September 2020. From April 2015 to April 2018, Ms. Dionello served as the Head of Strategic Initiatives, and from April 2018 to August 2020 Mr. Dionello served as the Head of Corporate Development, each at Sony Interactive Entertainment, Inc., an entertainment company. From 2013 to 2015, Ms. Dionello served as Senior Director and Head of Planning and Strategic Initiatives of eBay Marketplaces at eBay, Inc., an e-commerce company. From 2011 to 2013, Ms. Dionello served as Head of Market Development at PayPal Holdings, Inc., an online payment systems company. From 2009 to 2011, Ms. Dionello served as Chief of Staff to the CEO at eBay, Inc. From 2008 to 2009, Ms. Dionello served as Director of Consumer Business Development at PayPal Holdings, Inc. From 2006 to 2008, Ms. Dionello served as VP of Marketing and Senior Director of Product Management at Pictage, Inc. From 2005 to 2006, Ms. Dionello served as Head of Strategy at Rent.com. From 2002 to 2005, Ms. Dionello served as a Manager of Corporate Strategic Planning at the Walt Disney Company, an entertainment conglomerate. From 1999 to 2000, Ms. Dionello served as a Project Manager at Universal Music Group, a music entertainment company. From 1997 to 1999, Ms. Dionello served as an Associate at Boston Consulting Group, a management consulting firm. Ms. Dionello holds an M.Eng. from the University of Oxford and an M.B.A. from Harvard Business School.
Ryan Eberhard, 44, has served as our Chief Product Officer since July 2019. Prior to assuming his current role, Mr. Eberhard held other management positions with us, including Senior Vice President of Product from July 2017 to July 2019 and Vice President of Product from September 2014 to July 2017. From 2012 to 2014, Mr. Eberhard served as the Chief Executive Officer of Cult Cosmetics, Inc., a social media community for the cosmetics category. From 2010 to 2012, Mr. Eberhard served as Head of eCommerce & Online Marketing at Murad, Inc., a skincare company. From 2007 to 2010, Mr. Eberhard served as Director of Acquisition Products at MyLife.com, Inc. Mr. Eberhard holds a B.S. in Logic and Computation and an M.B.A. from Carnegie Mellon University.
Qasim Saifee, 41, first joined us as Vice President of Marketplace Strategy in June 2018 and has served as our Chief Marketing Officer since January 2020. From February 2017 to June 2018, Mr. Saifee served as Senior Vice President of Publishing at Scopely, Inc., an entertainment and mobile gaming company. From 2008 to February 2017, Mr. Saifee served as Senior Vice President and General Manager of Monetization at OpenX Software Ltd., a programmatic advertising company. From 2005 to 2008, Mr. Saifee served as Senior Director at Yahoo! Inc., a web services provider. From June to August 2004, Mr. Saifee was a consultant at Bain & Company, Inc., a management consulting firm. From 2000 to 2003, Mr. Saifee served as a Senior Analyst of Corporate Strategic Planning at the Walt Disney Company. Mr. Saifee holds a B.S. in Industrial Engineering from Stanford University and an M.B.A. from Harvard Business School.
Ryan Sakamoto, 47, has served as our General Counsel since September 2016 and Secretary since January 2021. From June 2015 to September 2016, Mr. Sakamoto served as General Counsel at Realty Mogul, Co., a real estate investment company. From 2011 to 2015, Mr. Sakamoto served as General Counsel and Chief Administrative Officer at Wedbush, Inc., a financial services and investment firm. From 2006 to 2011, Mr. Sakamoto served as Senior Vice President and General Counsel at Madison Tyler Holdings, LLC, a financial services company. From 2003 to 2004, Mr. Sakamoto served as Vice President and General Counsel at Coast Asset Management, LLC, an investment bank. From 2001 to 2003, Mr. Sakamoto worked as an attorney at McDermott, Will & Emery LLP, a law firm. From 1998 to 2001, Mr. Sakamoto worked as an attorney at Riordan & McKinzie LLP, a law firm. Mr. Sakamoto holds an A.B. in Social Studies from Harvard University, an M.B.A. from the University of California, Los Angeles, Anderson School of Management, and a J.D. from University of California, Berkeley School of Law.
Boris Shimanovsky, 47, has served as our Chief Technology Officer since June 2020. From April to June 2020, Mr. Shimanovsky served as Senior Vice President of Engineering at Foursquare Labs, Inc., a location data platform. From August 2008 to April 2020, Mr. Shimanovsky served as the Chief Technology Officer at Factual, Inc., a location data company. From 1998 to 2008, Mr. Shimanovsky served as Chief Technology Officer at Xap Corporation, an education company. From 1995 to 1998, Mr. Shimanovsky co-founded and worked at Chronos Software Group, a company that operated a suite of websites focused on software. Mr. Shimanovsky holds a B.S. in Physiological Science and an M.S. in Computer Science from the University of California, Los Angeles.
David Travers, 43, has served as our Chief Financial Officer since December 2015. Mr. Travers is the Managing Partner of Basepoint Ventures, where he has served since August 2014, and is a Partner at Rustic Canyon Partners, where he has served since 2005, both of which are venture capital firms. From 2002 to 2003, Mr. Travers served as an Executive Assistant to the National Security Advisor in the White House. From 1999 to 2002, Mr. Travers served as a Strategic Planning Senior Analyst at the Walt Disney Company. Mr. Travers holds a B.A. in International Relations from Stanford University and an M.B.A. from Harvard Business School.
Timothy Yarbrough, 37, has served as our Chief Business Officer since September 2020. Prior to assuming his current role, Mr. Yarbrough held other management positions with us, including Senior Vice President of Finance from February 2017 to September 2020 and Vice President of Finance from November 2014 to January 2017. From 2013 to 2014, Mr. Yarbrough served as the Director of Finance at Convertro, Inc., a business intelligence platform. Mr. Yarbrough previously has also held multiple financial, strategic and operational positions across several business segments at Qualcomm Inc., a semiconductor and telecommunications company, including as a Manager of Financial Planning and Analysis from 2011 to 2013, Finance Manager in Wireless Connectivity from 2009 to 2011, and as a Strategy & Finance Professional in the Strategic Finance group of FLO TV (a subsidiary of Qualcomm) from 2006 to 2009. Mr. Yarbrough holds a B.S. in Accounting from Oral Roberts University and an M.B.A. from the University of Wisconsin-Madison School of Business.
Jeff Zwelling, 54, has served as our Chief Operating Officer since January 2015. From 2009 to 2014, Mr. Zwelling served as the Chief Executive Officer of Convertro, Inc. From 2001 to 2008, Mr. Zwelling served as the Chief Executive Officer of YDesign Group, LLC, a retailer of modern lighting. From 2005 to 2006, Mr. Zwelling served as the President of EchoSign, Inc., an on-demand sales tool for contract management. From 2000 to 2005, Mr. Zwelling served as President of Pathway Ventures LLC, a strategic consulting firm. From 1999 to 2000, Mr. Zwelling served as Director of Business Strategy at GeoCities, a web hosting service. From 1995 to 1999, Mr. Zwelling served as Head of Product Development, Producer, and Executive Producer at Crystal Dynamics, Inc., a video game company. From 1994 to 1995, Mr. Zwelling was an intellectual property attorney at Loeb & Loeb LLP, a law firm. Mr. Zwelling holds a B.A. from the University of California, Los Angeles and a J.D. from the University of San Francisco Law School.
Key Employees
Marguerite Bui, 54, and has served as our Associate General Counsel since October 2018. Ms. Bui previously served as our Vice President and Senior Counsel from May 2017 to September 2018. From 2003 to May 2017, Ms. Bui served as Corporate Counsel for the Automobile Club of Southern California, an American Automobile Association affiliate. From 2000 to 2003, Ms. Bui served as a Partner at Perkins Coie LLP, a law firm. From 1994 to 2000, Ms. Bui served as an Associate and Partner at Loeb & Loeb LLP, a law firm. From 1991 to 1994, Ms. Bui served as an Associate at Latham & Watkins LLP, a law firm. Ms. Bui holds a B.A. in Economics and East Asian Studies from Stanford University and a J.D. from the University of California, Berkeley, School of Law.
Amy Garefis, 38, has served as Senior Vice President and our Controller since November 2013. From 2011 to 2013, Ms. Garefis served as Vice President and Controller at Wedbush Securities, Inc., a financial services and investment firm. From 2008 to 2011, Ms. Garefis worked as an Accounting Manager at Sony Pictures Entertainment, Inc., an entertainment company. From 2002 to 2008, Ms. Garefis served as an Accounting Manager at Montgomery & Co., LLC, an investment bank. Ms. Garefis is a Certified Public Accountant and holds a B.A. in Economics from the University of California, Santa Barbara.

Erich Gazaui, 46, has served as our Senior Vice President of Technology Operations since January 2020 and as our Vice President, Technology Operations from April 2019 to December 2019. From June 2018 to February 2019, Mr. Gazaui served as the Chief Information Officer at Fashion Nova, Inc., a retail company. From September 2017 to June 2018, Mr. Gazaui served as the Chief Information Officer and from September 2016 to September 2017 served as Vice President, Business Systems at Loot Crate, Inc., a pop culture subscription service. From 2015 to September 2016, Mr. Gazaui served as the Executive Director of Technology Services at Beachbody LLC, a health and fitness company. From 2011 to 2015, Mr. Gazaui served as Senior Director of the Enterprise Platform at TrueCar, Inc., an online automotive marketplace. From 2005 to 2011, Mr. Gazaui served as President at Chartscape, LLC, an electronic medical records firm. Mr. Gazaui also founded and worked at NDP Managed Security, a security firm, from 1998 to 2005. Mr. Gazaui holds a B.A. in Economics from the University of California, San Diego.
Jennifer Ringel, 38, has served as our Senior Vice President of Product Management since January 2021. Ms. Ringel previously served as our Vice President of Product Management from July 2018 to January 2021, our Senior Director of Product Management from July 2017 to June 2018, our Director of Product Management from July 2016 to July 2017, and our Senior Product Manager from March 2015 to June 2016. From 2012 to 2015, Ms. Ringel was the Co-Founder and Chief Executive Officer of MomAssembly, an education platform for mothers. From 2011 to 2012, Ms. Ringel served as a Principal at Brave New Ventures LLC, a venture capital firm. From 2004 to 2011, Ms. Ringel served as a Senior Project Manager at MTV New Media and a Film Development Coordinator at MTV Films, both of which are entertainment companies and subdivisions of ViacomCBS Inc. Ms. Ringel holds an A.B. in Sociology from Harvard University.
Yaniv Shalev, 43, has served as our Senior Vice President of Engineering since March 2017. From 2015 to March 2017, Mr. Shalev served as Vice President of AOL Inc., a web services provider. From 2011 to 2015, Mr. Shalev held multiple positions at Convertro, Inc., including as Director of Engineering and Chief Technology Officer. From 2008 to 2011, Mr. Shalev served as a Manager and Architect at LivePerson Inc., an artificial intelligence company. From 2004 to 2008, Mr. Shalev served as a Manager and Architect at Orange S.A., a telecommunications company. From 2001 to 2004, Mr. Shalev served as a Senior Developer at Amdocs Limited, a software services provider. From 2000 to 2001, Mr. Shalev served as an Engineer for Aliroo Ltd., a software company. Mr. Shalev holds a B.S.C. in Mathematics and Computer Science from Bar-Ilan University.
Elliot Wilson, 39, has served as our Senior Vice President of Sales and Support since September 2020. Mr. Wilson previously served as our Senior Vice President of Operations from March 2019 to September 2020, our Vice President of Operations from November 2017 to March 2019, and our Director of Strategic Operations from February 2017 to November 2017. From July 2016 to February 2017, Mr. Wilson served as the Area Director of Distribution for the Reno, Nevada area at Sherwin-Williams Company, a paint and coating manufacturing company. From 2009 to 2015, Mr. Wilson held several positions at Lovejoy, Inc., a power transmission equipment manufacturer, including as President, General Manager, and Director of Operations. From 2007 to 2009, Mr. Wilson served as Senior Product Manager at Pictage, Inc. From 2004 to 2007, Mr. Wilson served as a Project Manager for the U.S. Air Force. Mr. Wilson holds a B.S. in Computer Engineering from the U.S. Air Force Academy, a M.S. in Systems Engineering from Loyola Marymount University, and an M.B.A. from Loyola Marymount University, College of Business Administration.
Non-Employee Directors
Emilie Choi, 42, has served as a member of our board of directors since April 2018. Ms. Choi currently serves as President and Chief Operating Officer at Coinbase Global, Inc., where she has worked since March 2018, previously as Vice President of Corporate and Business Development from March 2018 until May 2019. Ms. Choi also serves as a member of the board of directors of Naspers Limited and Prosus N.V., a subsidiary of Naspers Limited. Previously, Ms. Choi served as the Vice President and Head of Corporate Development at LinkedIn Corp. from December 2009 to March 2018.

Ms. Choi served as a Manager of Corporate Business Development and Strategy from 2007 to 2008 and as Director of Digital Business Strategy and Operations from 2008 to 2009 at Warner Bros. Entertainment, Inc. from 2007 to 2009. Ms. Choi also served as a Senior Analyst of Corporate Development and Strategy at Yahoo!, Inc. from 2003 to 2005, and as a Senior Analyst in Investment Banking at Legg Mason Wood Walker, Inc. from 2000 to 2003. Ms. Choi holds a B.A. in Economics from Johns Hopkins University and an M.B.A from the Wharton School. Ms. Choi was selected to serve on our board of directors because of her operational expertise and management experience.
Cipora Herman, 47, has served as a member of our board of directors since October 2018. Since January 2021, Ms. Herman has served as the Chief Financial Officer for LA28, The Los Angeles Organizing Committee for the Olympic and Paralympic Games 2028. She has served as a philanthropic and executive adviser to the Global Sports Initiative, Athlete’s Voices at Harvard University since June 2020. Ms. Herman has served as a member of the board of directors of Opendoor Technologies, Inc., an online real estate company, since December 2020, and previously served on the board of directors for Social Capital Hedosophia Holdings Corp II, a special purpose acquisition corporation that merged with Opendoor Technologies in December 2020. Ms. Herman also previously served on the board of directors of MINDBODY, Inc., a software-as-a-service company from October 2016 to February 2019, and Memery, Inc., a technology startup, from April 2015 to January 2021. From February 2017 until June 2018, Ms. Herman served as Chief Financial Officer of Mori, Inc., a social e-reader platform. From October 2012 to April 2016, Ms. Herman served as the Chief Financial Officer of the National Football League’s San Francisco 49ers, a professional sports team. From 2007 to 2012, Ms. Herman served as the Vice President & Treasurer of Facebook, Inc., a social media company. From 2003 to 2007, Ms. Herman held several positions at Yahoo!, Inc., a web services provider, including Director of Corporate Treasury, Assistant Treasurer, and Vice President of Finance and Treasurer. From 1996 to 2003, Ms. Herman held finance positions at Franklin Templeton Investments, an investment firm, Hewlett-Packard Company, a public hardware technology and services company, Agilent Technologies, an analytical instrumentation development and manufacturing company, and Siebel Systems, Inc., a software company. Ms. Herman holds a A.B. in International Relations, a M.A. in International Development Policy and an M.B.A, each received from Stanford University. Ms. Herman was selected to serve on our board of directors because of her financial expertise and experience as a director of publicly and privately held companies.
Blake Irving, 61, has served as a member of our board of directors since October 2018. Mr. Irving currently serves as a member of the board of directors of Autodesk and DocuSign, Inc. and is an advisor to the McLaren Formula One team. From 2012 to January 2018, Mr. Irving served as the CEO of GoDaddy, Inc., a domain registrar and web hosting company. From 2010 to 2012, Mr. Irving served as Executive Vice President and Chief Product Officer at Yahoo!, Inc., a web services company. From 2009 to 2010, Mr. Irving served as a professor at Pepperdine’s Graziadio Business School. From 1992 to 1998, Mr. Irving served as General Manager, and from 1999 to 2007 Mr. Irving served as Corporate Vice President of Global Cloud Platforms, each at Microsoft Corporation, a technology company. Mr. Irving holds a B.A. in Art from San Diego State University and an M.B.A. from Pepperdine Graziadio Business School. Mr. Irving was selected to serve on our board of directors because of his experience in management and as a director of publicly held technology companies.
Brian Lee, 49, has served as a member of our board of directors since April 2015. Mr. Lee is the co-founder and Managing Director of BAM Ventures and has served in this capacity since 2015, and currently serves as a board member at the Lowell Milken Institute of Business Law and Policy at the University of California, Los Angeles. Mr. Lee has founded and served as CEO or President of several companies. Mr. Lee co-founded The Honest Co., a consumer goods company, where he served as Chief Executive Officer from 2013 to May 2017. In 2009, Mr. Lee co-founded ShoeDazzle.com Inc., an ecommerce website for women’s shoes, where he served as Chief Executive Officer. In 2000, Mr. Lee co-founded LegalZoom.com, Inc., an online legal services platform, where he served as the company’s President. Mr. Lee holds a B.A. in Economics and Business and a J.D., each from the University of

California, Los Angeles. Mr. Lee was selected to serve on our board of directors because of his expertise in building and operating companies as a serial entrepreneur.
Eric Liaw, 43, has served as a member of our board of directors since August 2014. Mr. Liaw is a General Partner at Institutional Venture Partners, or IVP, a venture capital and private equity firm, where he has worked since 2011. Mr. Liaw serves on the boards of directors of a number of privately held companies. Mr. Liaw previously served as a member of the board of directors of MINDBODY, Inc., a software-as-a-service company that was publicly traded from 2014 to 2019. From 2003 to 2011, Mr. Liaw served as Vice President at Technology Crossover Ventures, a venture capital firm. From 2001 to 2003, Mr. Liaw served as a Technology Investment Banker at Morgan Stanley, an investment bank. Mr. Liaw holds a B.A. in Economics with a minor in Computer Science and an M.S. in Management Science and Engineering from Stanford University. Mr. Liaw was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of both publicly and privately held technology companies.
Appointment of Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our executive officers or directors.
Board of Directors Composition
Our board of directors currently consists of six members. Pursuant to our amended and restated certificate of incorporation, as in effect prior to the effectiveness of the registration statement of which this prospectus forms a part, and amended and restated voting agreement, Mr. Siegel, Mr. Liaw, Ms. Choi, Mr. Irving, Mr. Lee, and Ms. Herman have been designated to serve as members of our board of directors. Pursuant to our amended and restated voting agreement (1) the seat occupied by Mr. Siegel is elected by the holders of a majority of our Class A common stock, voting exclusively and as a separate series, as the designees of the holders of our Class A common stock, (2) the seat occupied by Mr. Lee is elected by the holders of a majority of our preferred stock, voting exclusively and as a separate class, as the designee of the holders of preferred stock, (3) the seat occupied by Mr. Liaw is elected by the holders of a majority of our preferred stock, voting exclusively and as a separate class, as the designee of Institutional Venture Partners XIV, L.P. and (4) the seats occupied by Ms. Choi, Mr. Irving, and Ms. Herman are elected by the holders of a majority of our Class A common stock and preferred stock, as the designees of the holders of our Class A common stock and preferred stock.
The provisions of our amended and restated certificate of incorporation and the amended and restated voting agreement by which the directors are currently elected will terminate shortly following the effectiveness of the registration statement of which this prospectus forms a part and there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.
Classified Board of Directors
In accordance with our restated certificate of incorporation that will be effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our directors will be divided among the three classes as follows:
•Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2022, will consist of            and             ;
•Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2023, will consist of             and             ; and
•Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2024, will consist of             and              .
Our restated certificate of incorporation and restated bylaws that will be effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, provide that only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.
The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaws Provisions” for additional information.
Director Independence
Our Class A common stock will be listed on the             . Under the rules of              , independent directors must comprise a majority of a listed company’s board of directors within a specified period of such company’s listing of its shares. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the effectiveness of the registration statement of which this prospectus forms a part.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that               are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the             . In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors
Our board of directors has established an audit and compliance committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules of the SEC and the listing standards of the             . Copies of each committee’s charter will be posted on the Investor Relations section of our website.
Audit and Compliance Committee
Our audit and compliance committee is comprised of             ,             , and             .             is the chairperson of our audit and compliance committee.             ,             and             each meet the requirements for independence under the current             listing standards and SEC rules and regulations. In addition, our board of directors has determined that             is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. This designation does not impose on her any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit and compliance committee and our board of directors. Each member of our audit and compliance committee is financially literate. Our audit and compliance committee is directly responsible for, among other things:
•selecting a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•inquiring about significant risks, reviewing our policies for risk assessment and risk management, and assessing the steps management has taken to control these risks;
•reviewing and overseeing our policies related to compliance risks;
•reviewing related party transactions that are material or otherwise implicate disclosure requirements; and
•approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
Compensation Committee
Our compensation committee is comprised of             ,             , and             .             is the chairperson of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current             listing standards and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:
•reviewing and approving, or recommending that our board of directors approve, the compensation and the terms of any compensatory agreements of our executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;

•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and
•establishing our overall compensation philosophy.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is comprised of            ,             , and             .             is the chairperson of our nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under the current              listing standards and SEC rules and regulations. Our nominating and corporate governance committee is responsible for, among other things:
•identifying and recommending candidates for membership on our board of directors;
•recommending directors to serve on board committees;
•reviewing and recommending our corporate governance guidelines and policies;
•reviewing succession plans for senior management positions, including the chief executive officer;
•reviewing proposed waivers of the code of business conduct and ethics for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the board of directors);
•evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and
•advising our board of directors on corporate governance matters.
Board Diversity
Each year, our nominating and corporate governance committee will review, with the board of directors, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates, our nominating and corporate governance committee will consider factors including, without limitation, an individual’s character, integrity, judgment, potential conflicts of interest, other commitments, and diversity. While we have no formal policy regarding board diversity for our board of directors as a whole nor for each individual member, the nominating and corporate governance committee does consider such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.
Code of Business Conduct and Ethics
In connection with the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors. The full text of our code of business conduct and ethics will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or during the year ended December 31, 2020 served, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.
Non-Employee Director Compensation
The table below provides information regarding the total compensation of the non-employee members of our board of directors who served on our board of directors during the year ended December 31, 2020. All compensation that we paid to Mr. Siegel, our only employee director, is set forth in the table below in “Executive Compensation—Summary Compensation Table.” During the year ended December 31, 2020, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name	Fees Earned or Paid in Cash	Option Awards(1)(2)	Stock Awards	Total
Emilie Choi	$—	$—	$—	$—
Cipora Herman	—	—	—	—
Blake Irving	—	—	—	—
Brian Lee	—	—	—	—
Eric Liaw	—	—	—	—
____________
(1)The following table sets forth information the aggregate number of shares of our common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2020 and the aggregate number of unvested shares of our common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2020:

Name	Number of Shares Underlying Stock Options Granted in the Year Ended December 31, 2020	Number of Shares Underlying Stock Options Held as of December 31, 2020	Number of Shares Underlying Unvested Stock Options Held as of December 31, 2020	Number of Shares Underlying RSUs Held as of December 31, 2020
Emilie Choi	—	220,000	73,334	—
Cipora Herman	—	220,000	100,834	3,350
Blake Irving	—	220,000	100,834	1,420
Brian Lee	—	220,000	—	4,540
Eric Liaw	—	—	—	—

(2)The amounts reported in the “Option Awards” column in the table above represent the grant date fair value of the stock options granted to our non-employee directors during the year ended December 31, 2020 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 13 of the notes to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors from the stock options.
Before the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with the effectiveness of the registration statement of which this prospectus forms a part, our board of directors expects to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards.
Employee directors will receive no additional compensation for their service as a director.

EXECUTIVE COMPENSATION
As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during the year ended December 31, 2020, and our next two most highly compensated executive officers in respect of their service to our company during the year ended December 31, 2020. We refer to these individuals as our named executive officers. Our named executive officers for the year ended December 31, 2020 who appear in the 2020 Summary Compensation Table are:
•Ian Siegel, our Chief Executive Officer;
•Boris Shimanovsky, our Chief Technology Officer; and
•Renata Dionello, our Chief People Officer
2020 Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the year ended December 31, 2020.

Name and Principal Position(1)	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)(2)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)(3)		All Other compensation ($)(4)	Total ($)
Ian Siegel Chief Executive Officer	2020	458,333	—		—	—	192,500		7,885	658,718
Boris Shimanovsky Chief Technology Officer	2020	179,105	100,000	(5)	2,546,495	—	62,655	(6)	3,148	2,891,403
Renata Dionello Chief People Officer	2020	107,240	—		2,289,596	—	37,413	(7)	2,177	2,436,426
________________
(1)Mr. Shimanovsky and Ms. Dionello joined us in June 2020 and September 2020, respectively.
(2)The amounts reported in the “Stock Awards” column represent the grant date fair value of restricted stock units, or RSUs, granted to our named executive officers during Fiscal Year 2020 as computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. Note that the amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by our named executive officers from such RSUs. The grants made in this column reflect equity awards granted pursuant to the terms of the offer letter for each named executive officer.
(3)The amounts reported represent performance-based cash bonuses under our Annual Incentive Plan. For additional information regarding non-equity incentive plan compensation, see the section titled “—Non-Equity Incentive Plan Compensation.”
(4)The amounts reported represent internet allowances, medical waiver, commuter allowances, cellphone allowances, and contributions to our 401(k) plan.
(5)The amount reported represents a sign-on bonus paid upon the commencement of Mr. Shimanovsky’s employment with us pursuant to the terms of Mr. Shimanovsky’s offer letter.
(6)The amount reported for Mr. Shimanovsky’s cash bonus amount equaled 140% of his target level of annual bonus, prorated based on his partial year of service as our Chief Technology Officer.
(7)The amount reported for Ms. Dionello’s cash bonus amount equaled 140% of her target level of annual bonus, prorated based on her partial year of service as our Chief People Officer.
Non-Equity Incentive Plan Compensation
For the year ended December 31, 2020, each of our named executive officers was eligible to receive a cash bonus based on our achievement of certain performance metrics established by the compensation committee of our board of directors, including certain corporate and individual performance goals. The compensation committee established target and maximum levels of performance for each metric and following the year ended December 31, 2020, reviewed the level of achievement of each performance goal against the pre-established targets, and approved the payment of the bonuses set forth in the 2020 Summary Compensation Table above.
Equity Compensation
From time to time, we have granted equity awards in the form of stock options or RSUs, to our named executive officers, which are generally subject to vesting based on each of our named executive officer’s continued service with us. Two of our named executive officers, Boris Shimanovsky and Renata Dionello, currently hold outstanding RSUs for our Class B common stock that were granted under our 2014 Plan, as set forth in the “—Outstanding Equity Awards at Year-End Table” below.
Executive Employment Arrangements
We intend to enter into amended and restated offer letters with our named executive officers and certain other senior management personnel in connection with the effectiveness of the registration statement of which this prospectus forms a part. We expect that each of these letters will provide for at-will employment and include each named executive officer’s base salary, an annual incentive bonus opportunity, and standard employee benefit plan participation.
Potential Payments upon Change of Control
We intend to enter into change in control and severance agreements with each of our executive officers, including our named executive officers, which provide for the following benefits if the executive is terminated by us without cause (as such term is defined in the change in control and severance agreement) outside of a change in control (as such term is defined in the change in control and severance agreement) in exchange for a customary release of claims: (1) a lump sum severance payment of         months’ base salary for our executive officers, (2) a lump sum payment equal to the executive officer’s then-current target bonus opportunity on a pro-rated basis, and (3) payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for the same period of time as the salary severance.
If the executive officer’s employment is terminated by us without cause or by the executive for good reason within the three months preceding a change in control or within the 12 months following a change in control, the change in control and severance agreements provide the following benefits in exchange for a customary release of claims: (1) a lump sum severance payment of                  months base salary and         % of target bonus for our executive officers, (2) a lump sum payment equal to the executive officer’s then-current target bonus opportunity on a pro-rated basis, (3)         % acceleration of any then-unvested equity awards, and (4) payment of premiums for continued medical benefits (or equivalent cash payment if applicable law so requires) for the same period of time as the salary severance.

Outstanding Equity Awards at Year-End Table
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. For additional information regarding incentive plan awards, please refer to “—Current and Prior Equity Plans” below.

	Option Awards					Stock Awards (1)(2)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ian Siegel	—	—	—	—	N/A	—	—	—	—
Boris Shimanovsky	—	—	—	—	N/A	—	—	550,000(3)	2,546,495
Renata Dionello	—	—	—	—	N/A	—	—	360,000(4)	2,289,596
________________
(1)All outstanding RSU awards were granted under the 2014 Plan and are for shares of Class B common stock.
(2)The amounts reported in the “Stock Awards” column represent the grant date fair value of restricted stock units granted to our named executive officers during the year ended December 31, 2020 as computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. Note that the amounts reported in this column reflect the accounting cost for these restricted stock unit awards and do not correspond to the actual economic value that may be received by our named executive officers from such restricted stock unit awards. The grants made in this column reflect equity awards granted pursuant to the terms of the offer letter for each named executive officer.
(3)The RSU awards will vest subject to the satisfaction of time- and service-based requirements, as well as achievement of certain liquidity event requirements. With respect to the time and service based requirements, the RSU awards will vest with respect to 1/4th of the shares of our Class B common stock subject to the restricted stock unit award on June 22, 2021 and the remaining 3/4th of the shares will vest as to 1/16th of the shares subject to RSU award quarterly thereafter, subject to Mr. Shimanovsky’s continued service to us as of each vesting date. The liquidity event requirement, or the Liquidity Event Requirement, will be satisfied upon the earlier to occur of: (a) the first trading day following the expiration of the lockup period applicable to an initial public offering, or the Initial Public Offering, pursuant to an effective registration statement under the Securities Act covering the offer and sale of our equity securities by us; (b) March 15th of the calendar year following the year in which the Initial Public Offering was declared effective; or (c) a change in control, as such term is defined in the 2014 plan.
(4)The RSU awards will vest subject to the satisfaction of time- and service-based requirements, as well as the Liquidity Event Requirement. With respect to the time- and service-based requirements, the RSU awards will vest with respect to 1/4th of the shares of our Class B common stock subject to the restricted stock unit award on September 8, 2021, and the remaining 3/4th of the shares will vest as to 1/16th of the shares subject to the RSU award quarterly thereafter, subject to Ms. Dionello’s continued service to us as of each vesting date.
Employee Benefit Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. Our compensation committee, or our board of directors in place of the compensation committee, has authority to administer these plans. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.
Current and Prior Equity Plans
2012 Stock Plan
Our 2012 Plan, was initially adopted by our board of directors and approved by our stockholders in June 2012. The 2012 Plan was succeeded by our 2014 Plan (described below) in March 2014. No awards were granted under the 2012 Plan following the adoption of the 2014 Plan and awards outstanding under the 2012 Plan shall continue to be subject to the terms and conditions of the 2012 Plan and their applicable award agreements until such awards are exercised or until they terminate or expire by their terms.
Outstanding Awards under the 2012 Plan. As of December 31, 2020, (1) no options to purchase shares of our Class A common stock remained outstanding and (2) options to purchase          shares of our Class B common stock remained outstanding, with a weighted-average exercise price of $          per share.
2014 Equity Incentive Plan
Our 2014 Plan, was initially adopted by our board of directors and approved by our stockholders in March 2014, as a successor to our 2012 Plan. We expect to terminate the 2014 Plan and will cease granting awards thereunder upon the effective date of our 2021 Equity Incentive Plan (described below), which is the date immediately prior to the effective date of the registration statement of which this prospectus forms a part. Any outstanding awards will continue to be subject to the terms of the 2014 Plan and their applicable award agreements until such awards are exercised or until they terminate or expire by their terms.
Outstanding Awards under the 2014 Plan. As of December 31, 2020, we had          shares of our Class B common stock authorized for issuance pursuant to grants under our 2014 Plan, of which          shares remained available for grant. As of December 31, 2020, options to purchase      shares of our Class B common stock remained outstanding, with a weighted-average exercise price of $          per share. As of December 31, 2020,          shares of our Class B common stock were subject to outstanding RSUs granted under our 2014 Plan.
Option Terms. The 2014 Plan provided for the grant of both (1) incentive stock options, intended to qualify for tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, which may be granted only to employees and (2) non-qualified stock options, which may be granted to our employees, directors and consultants. Pursuant to the 2014 Plan, options must be granted with a per share exercise price at least equal to the fair market value of each underlying share as of the date of grant and the per share exercise price of incentive stock options granted to any individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock as of the date of grant must be at least 110% the fair market value of each underlying share as of the date of grant.
Options granted under the 2014 Plan generally vest subject to continued service. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of 12 months in the case of termination due to the participant’s death or disability, or such longer or shorter period as the administrator may provide, but in any event no later than the expiration date of the stock option. Stock options generally terminate upon a participant’s termination of employment for cause. The maximum permitted term of options granted under our 2014 Plan is 10 years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who owns more than 10% of the total combined voting power of all classes of our capital stock as of the date of grant is five years.
Restricted Stock Units. The 2014 Plan provided for the grant of RSUs, which represented the right to receive shares of our Class B common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. Such RSUs may be settled in cash, shares of our common stock or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2014 Plan.
RSUs granted under the 2014 Plan generally vest subject to a continued service requirement along with a liquidity event requirement. In the event of a participant’s termination of service, an RSU that has met all or a portion of the continued service requirement remains outstanding until the earlier to occur of the expiration date of such RSU or the date of settlement following satisfaction of the liquidity event requirement.
Change in Control. In the event that we are subject to a merger, or other combination constituting a change in control (as defined in the 2014 Plan), or another unusual or nonrecurring transaction or event, as determined by the administrator, outstanding awards may be (1) canceled in exchange for a payment to the participants equal to (x) the amount that could have been obtained upon the exercise or settlement of such award, or (y) the amount that could have been obtained had such award been fully vested as of the date of such transaction, provided, in each case, if the amount that could have been obtained was equal to or less than zero, then no payment would be issued in consideration of such award; (2) subjected to full vesting acceleration; (3) assumed by the surviving corporation or its parent; (4) substituted by the surviving corporation or its parent; (5) continued by the company subject to any necessary adjustments in the number, type of shares (or other property), and other terms, of such awards; (6) replaced with other rights or property as determined by the administrator; or (7) canceled without payment of any consideration. Awards need not be treated in an identical manner and may be accelerated in full or in part at the discretion of the administrator.
Adjustments. In the event that a dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or an exchange of our Class A common stock, issuance of warrants or other rights to purchase our Class A common stock, or other similar corporate transaction or event, affects our Class A common stock such that the administrator of our 2014 Plan determines that an adjustment is appropriate then, in such case, proportional adjustments will, to the extent determined appropriate by the administrator, be made to (1) the number and class of shares reserved for issuance under our 2014 Plan, and (2) the exercise prices, number and class of shares subject to outstanding awards under the Prior Plans, and any other applicable terms and conditions of any awards (including, without limitation, any applicable performance conditions), subject to any required action by our board or our stockholders and compliance with applicable laws.
Equity Restructurings. In connection with any equity restructuring (as defined in the 2014 Plan), the administrator will equitably adjust each outstanding award under the 2014 Plan, which adjustments may include adjustments to the number and type of securities subject to each outstanding award and/or the exercise price or grant price thereof, if applicable. Such adjustments may also take the form of grants of new awards and/or cash payments.
Limited Transferability. Unless otherwise determined by the administrator, awards under our 2014 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution.
Sub-Plans. Our Board has also adopted a UK Sub-Plan of the 2014 Plan, or the UK Sub-Plan, to permit grants in the United Kingdom and a Canada Sub-Plan of the 2014 Plan, or the Canada Sub-Plan, permit grants in Canada. The UK Sub-Plan allows us to grant non-tax advantaged options to our UK employees under generally similar terms to those in the 2014 Plan provided, however, that such grants may be made subject to the applicable employee agreeing to enter into certain tax-related elections with the relevant UK tax authorities. The Canada Sub-Plan allows us to grant options to Canadian service providers under similar terms to those in the 2014 Plan. Additionally, our Board has adopted an Israeli Sub-Plan of the 2014 Plan, or the Israeli Sub-Plan, to permit grants in Israel. The Israeli Sub-Plan allows us to grant options under a capital gains track to our Israeli employees under generally similar terms to those in the 2014 Plan, provided that such grants are held by a tax trustee for a certain period and are subject to additional terms in order to qualify for capital gains tax. In addition, options granted under our Israeli Sub-Plan may be granted with per share exercise prices that are less than the fair market value of each underlying share as of the date of grant.

2021 Equity Incentive Plan
In          , 2021, our board of directors and our stockholders approved our 2021 Equity Incentive Plan, or the 2021 Plan, as a successor to our 2014 Plan that will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2021 Plan authorizes the award of both incentive stock options, which are intended to qualify for tax treatment under Section 422 of the Code, and non-qualified stock options, as well for the award of restricted stock awards, or RSAs, stock appreciation rights, or SARs, RSUs, and performance and stock bonus awards. Pursuant to the 2021 Plan, incentive stock options may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Shares Reserved. We have initially reserved          shares of our Class A common stock, plus any reserved shares not issued or subject to outstanding grants under the 2014 Plan on the effective date of the 2021 Plan, for issuance pursuant to awards granted under our 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to     % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our compensation committee, or by our board of directors acting in place of our compensation committee.
In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2021 Plan:
•shares subject to options or SARs granted under our 2021 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•shares subject to awards granted under our 2021 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•shares subject to awards granted under our 2021 Plan that otherwise terminate without such shares being issued;
•shares subject to awards granted under our 2021 Plan that are surrendered, canceled, or exchanged for cash or a different award (or combination thereof);
•shares issuable upon the exercise of options or subject to other awards granted under our 2012 Plan or our 2014 Plan, also referred to as the Prior Plans, that cease to be subject to such options or other awards, by forfeiture or otherwise, after the effective date of the 2021 Plan;
•shares subject to awards granted under our Prior Plans that are forfeited or repurchased by us at the original price after the effective date of the 2021 Plan; and
•shares subject to awards under our Prior Plans or our 2021 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.
The shares of Class B common stock underlying awards granted under the 2014 Plan that are forfeited, canceled, or otherwise returned to the 2021 Plan pursuant to the foregoing will be converted to shares of our Class A common stock before becoming available for grant and issuance under the 2021 Plan.
Administration. Our 2021 Plan will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2021 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2021 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2021 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.
Options. The 2021 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-qualified stock options to purchase shares of our Class A common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2021 Plan must be at least equal to the fair market value of our Class A common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our Class A common stock on the date of grant.
Options may vest based on service or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of 12 months in the case of termination due to the participant’s death or disability, or such longer or shorter period as the administrator may provide, but in any event no later than the expiration date of the stock option. Stock options generally terminate upon a participant’s termination of employment for cause. The maximum term of options granted under our 2021 Plan is 10 years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Awards. An RSA is an offer by us to grant or sell shares of our Class A common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock Appreciation Rights. A SAR provides for a payment, in cash or shares of our Class A common stock (up to a specified maximum of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our Class A common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our Class A common stock on the date of grant. SARs may vest based on service or achievement of performance conditions. No SAR may have a term that is longer than 10 years from the date of grant.
Restricted Stock Units. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. RSUs may be settled in cash, shares of our common stock or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2021 Plan. No RSU may have a term that is longer than 10 years from the date of grant.
Performance Awards. Performance awards granted pursuant to the 2021 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our Class A common stock that may be settled in cash, property or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our Class A common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service or performance conditions.
Dividend Equivalents Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by the company. Dividend equivalent rights, if any, will be credited to participants in the form of additional whole shares.
Change of Control. Our 2021 Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards; (2) the assumption of the outstanding awards by the surviving corporation or its parent; (3) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards; (4) the full or partial acceleration of exercisability or vesting or lapse of the company’s right to repurchase or other terms of forfeiture and accelerated expiration of the award; (5) outstanding awards may be terminated for no consideration; or (6) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2021 Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested. Notwithstanding the foregoing, upon a change in control the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change of control.
Adjustment. In the event of a change in the number of outstanding shares of our Class A common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off or similar change in our capital structure, proportional adjustments will be made to (1) the number and class of shares reserved for issuance under our 2021 Plan; (2) the exercise prices, number and class of shares subject to outstanding options or SARs; and (3) the number and class of shares subject to other outstanding awards, subject to any required action by the board or our stockholders and compliance with applicable laws.
Exchange, Repricing and Buyout of Awards. The administrator may, without prior stockholder approval, (1) reduce the exercise price of outstanding options or SARs without the consent of any participant and (2) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2021 Plan.
Director Compensation Limits. No non-employee director may receive awards under our 2021 Plan with a grant date value that when combined with cash compensation received for his or her service as a director, exceeds $        in a calendar year.
Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law during the term of service of the participant, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2021 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.
Sub-Plans. Subject to the terms of the 2021 Plan, the plan administrator may establish a sub-plan under the 2021 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any of the laws or regulations applicable to any such jurisdiction.

Amendment and Termination. Our board of directors or compensation committee may amend our 2021 Plan at any time, subject to stockholder approval as may be required. Our 2021 Plan will terminate 10 years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2021 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2021 Plan.
2021 Employee Stock Purchase Plan
In          , 2021, our board of directors and our stockholders approved our 2021 Employee Stock Purchase Plan, or ESPP, that will become effective upon the date the registration statement of which this prospectus forms a part becomes effective to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions. Our ESPP is intended to qualify under Section 423 of the Code, provided that the administrator may adopt sub-plans under the ESPP designed to be outside of the scope of Section 423 for participants who are non-U.S. residents.
We have initially reserved          shares of our Class A common stock for issuance and sale under the ESPP. The number of shares reserved for issuance and sale under our ESPP will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to          % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to stock splits, recapitalizations, or similar events, no more than          shares of our Class A common stock may be issued over the term of the ESPP.
Administration. Our ESPP will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of the ESPP. Among other things, the administrator will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.
Eligibility. Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year or certain highly-compensated employees as determined in accordance with applicable tax laws. In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in the ESPP, will not be eligible to participate in the ESPP. The administrator may impose additional restrictions on eligibility from time to time.
Offerings. Under our ESPP, eligible employees will be offered the option to purchase shares of our Class A common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under the ESPP during any given purchase period will be 85% of the lesser of the fair market value of our common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the purchase period.
No participant may purchase more than          shares of our Class A common stock during any one purchase period, and may not subscribe for more than $ in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. The administrator in its discretion, may set a lower maximum number of shares which may be purchased.

Adjustments Upon Recapitalization. If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of Control. If we experience a change of control transaction as determined under the terms of the ESPP, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of change of control transaction, and our ESPP will terminate on the closing of the change of control.
Transferability. Participants may generally not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.
Amendment; Termination. The board of directors or compensation committee may amend, suspend or terminate the ESPP at any time without stockholder consent, except as to the extent such amendment would increase the number of shares available for issuance under the ESPP, change the class or designation of employees eligible for participation in the plan or otherwise as required by law. If the ESPP is terminated, the administrator may elect to terminate all outstanding offering periods immediately, upon the next purchase date (which may be sooner than originally scheduled) or upon the last day of such offering period. If any offering period is terminated prior to its scheduled completion, all amounts credited to participants which have not been used to purchase shares will be returned to participants as soon as administratively practicable. Unless earlier terminated, the ESPP will terminated upon the earlier to occur of the issuance of all shares of common stock reserved for issuance under the ESPP, or the 10th anniversary of the effective date.
401(k) Plan
We sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other employees.
Limitations on Liability and Indemnification Matters
Our restated certificate of incorporation that will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL.
Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation that will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted. From time to time we have indemnified and may in the future indemnify our directors and officers pursuant to these indemnification agreements in connection legal or regulatory proceedings.
We believe that provisions of our restated certificate of incorporation, restated bylaws, and indemnification agreements are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
2018 Secondary Sale
In May 2018, we entered into an agreement with certain holders of our capital stock pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of a secondary offering of our capital stock, or the secondary offering. The secondary offering involved the following transactions:
•The Siegel Family Trust, an entity affiliated with Ian Siegel, our Chief Executive Officer and a member of our board of directors, and a beneficial holder of more than 5% of our outstanding capital stock, sold (1) 638,298 shares of our capital stock to entities affiliated with Institutional Venture Partners, or IVP, (2) 638,298 shares of our capital stock to Hadley Harbor Master Investors (Cayman) II L.P., or Wellington, (3) 79,169 shares of our capital stock to Basepoint Ventures Opportunity II, LLC, or Basepoint, (4) 32,987 shares of our capital stock to Industry Ventures Secondary VII, L.P., or Industry Ventures, and (5) 29,688 shares of our capital stock to Harvest Growth Capital II LLC, or Harvest Growth, in each case, at a purchase price of $7.05 per share, for an aggregate purchase price of approximately $10.0 million.
•Joseph Edmonds, a beneficial holder of more than 5% of our outstanding capital stock, sold (1) 1,276,596 shares of our capital stock to entities affiliated with IVP, (2) 1,276,596 shares of our capital stock to Wellington, (3) 158,338 shares of our capital stock to Basepoint, (4) 65,974 shares of our capital stock to Industry Ventures, and (5) 59,377 shares of our capital stock to Harvest Growth, in each case, at a purchase price of $7.05 per share, for an aggregate purchase price of approximately $20.0 million.
•The Redd Family Trust, a beneficial holder of more than 5% of our outstanding capital stock, sold (1) 1,276,596 shares of our capital stock to entities affiliated with IVP, (2) 1,276,596 shares of our capital stock to Wellington, (3) 158,338 shares of our capital stock to Basepoint, (4) 65,974 shares of our capital stock to Industry Ventures, and (5) 59,377 shares of our capital stock to Harvest Growth, in each case, at a purchase price of $7.05 per share, for an aggregate purchase price of approximately $20.0 million.
•Certain entities affiliated with Ward Poulos, a beneficial holder of more than 5% of our outstanding capital stock, sold (1) 1,276,596 shares of our capital stock to entities affiliated with IVP, (2) 1,276,596 shares of our capital stock to Wellington, (3) 158,338 shares of our capital stock to Basepoint, (4) 65,974 shares of our capital stock to Industry Ventures, and (5) 59,376 shares of our capital stock to Harvest Growth, in each case, at a purchase price of $7.05 per share, for an aggregate purchase price of approximately $20.0 million.
Each of IVP, together with its affiliates, and Wellington is a beneficial holder of more than 5% of our outstanding capital stock. In addition, Eric Liaw, a member of our board of directors, serves as General Partner of IVP. David Travers, our Chief Financial Officer, serves as the Managing Partner of Basepoint.

2018 Tender Offer
In August 2018, we entered into an agreement with certain holders of our capital stock pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such holders proposed to commence. In September 2018, these holders commenced a tender offer to purchase shares of our outstanding capital stock at an as-converted to Class B common stock price per share of $7.05, less transaction costs, pursuant to an offer to purchase to which we were not a party.
An aggregate of 5,150,520 shares of our capital stock were tendered pursuant to the tender offer, of which (1) entities affiliated with IVP purchased 2,317,734 shares for a total price of approximately $16.3 million, (2) Wellington purchased a total of 2,317,734 shares for a total price of approximately $16.3 million, and (3) Basepoint purchased 288,249 shares for a total price of approximately $2.0 million.
David Travers participated in the tender offer and tendered 170,000 shares for approximately $1.2 million in gross proceeds. Jeff Zwelling participated in the tender offer and tendered 1,005,429 shares for approximately $7.1 million in gross proceeds. Ryan Eberhard participated in the tender offer and tendered 87,000 shares for approximately $0.6 million in gross proceeds. Ryan Sakamoto participated in the tender offer and tendered 68,000 shares for approximately $0.5 million in gross proceeds. Timothy Yarbrough participated in the tender offer and tendered 100,000 shares for approximately $0.7 million in gross proceeds.
IVP, together with its affiliates, is a beneficial holder of more than 5% of our outstanding capital stock. In addition, Eric Liaw, a member of our board of directors, serves as General Partner of IVP. Wellington is a beneficial holder of more than 5% of our outstanding capital stock. David Travers serves as the Managing Partner of Basepoint. Each of David Travers, Jeff Zwelling, Ryan Eberhard, Ryan Sakamoto, and Timothy Yarbrough currently serve as executive officers.
Unsecured Convertible Promissory Note Financing
In June 2020, we issued unsecured convertible promissory notes, or the Convertible Notes, to certain of our existing stockholders in an aggregate principal amount of $25.0 million, at an interest rate of 2.5% per year, compounded annually; which interest rate increases by 0.5% to 3.0% per annum on the two-year anniversary of the initial closing of the note financing and further increases by an additional 0.5% on each six-month anniversary thereafter. Entities affiliated with IVP purchased $10.0 million of such convertible notes. IVP, together with its affiliates, is a beneficial holder of more than 5% of our outstanding capital stock. In addition, Eric Liaw, a member of our board of directors, serves as General Partner of IVP. Wellington purchased $15.0 million of such convertible notes. Wellington, together with its affiliates, is a beneficial holder of more than 5% of our outstanding capital stock.
The maturity date of the Convertible Notes is the earliest to occur of: (1) June 22, 2023 or (2) an event of default under the Convertible Notes. The Convertible Notes are subordinate to our existing credit facility with Silicon Valley Bank.
The Convertible Notes will convert into shares of our Class B common stock upon the effectiveness of the registration statement of which this prospectus forms a part.
2020 Share Repurchases
In November 2020, we repurchased an aggregate of 2,987,420 shares of our Class B common stock from certain holders of more than 5% of our outstanding capital stock, at a price of $6.36 per share and a total purchase price of approximately $19.0 million, consisting of: (1) 786,163 shares of our Class B common stock from Joseph Edmonds, a beneficial holder of more than 5% of our outstanding capital stock, at a price of $6.36 per share for a total purchase price of approximately $5.0 million; (2) 628,930 shares of our Class B common stock from entities affiliated with Willis Redd, a beneficial holder of more than 5% of our outstanding capital stock, at a price of $6.36 per share for a total purchase price of approximately $4.0 million; and (3) 1,572,327 shares of our Class B common stock from entities affiliated with Ward Poulos, a beneficial holder of more than 5% of our outstanding capital stock, at a price of $6.36 per share for a total purchase price of approximately $10.0 million. The purchase price per share for each repurchase transaction was the fair market value as determined by our board of directors at the time of the repurchase.
Indemnification Agreements
We have entered into, and plan on entering into, indemnification agreements with each of our current and future directors and executive officers. The indemnification agreements, our restated certificate of incorporation, and our restated bylaws, which will become effective shortly following the effectiveness of the registration statement of which this prospectus forms a part, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these arrangements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Review, Approval, or Ratification of Transactions with Related Parties
In                 , 2021, we adopted written policies for the review and approval of transactions with related persons, consisting of a director conflicts and investment policy, administered by our audit and compliance committee, and our employee conflicts and investment policy, administered by our internal legal department. In addition, our practice has been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above. In connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to amend our existing policies in order to comply with applicable rules and regulations of the SEC and the listing requirements and rules of the           .
Our written related party transactions policy and the charters of our audit and compliance committee and nominating and corporate governance committee, to be adopted by our board of directors and in effect upon the effectiveness of the registration statement of which this prospectus forms a part, require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit and compliance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and corporate governance committee.
Prior to the effectiveness of the registration statement of which this prospectus forms a part, we had no formal, written policy or procedure for the review and approval of related party transactions. However, our practice has been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL AND REGISTERED STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of December 31, 2020, by:
•each of our named executive officers;
•each of our directors;
•all of our directors and executive officers as a group;
•each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock; and
•the number of shares of Class A common stock and Class B common stock held by the registered stockholders and registered as Class A common stock for resale by means of this prospectus.
The registered stockholders include (1) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of Class A common stock or Class B common stock from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days, and (2) our non-executive officer service providers who acquired shares of Class A common stock or Class B common stock from us within the prior 12 months under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act). The registered stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Sales of our Class A common stock, if any, will be made through brokerage transactions on the                  at prevailing market prices. As such, we will have no input if and when any registered stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur. Prior to any sales of shares of Class A common stock, registered stockholders who hold Class B common stock must convert their shares of Class B common stock into shares of Class A common stock. See the section titled “Plan of Distribution.”
Information concerning the registered stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the registered stockholders who hold Class B common stock may convert their shares of Class B common stock into Class A common stock at any time and the registered stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the registered stockholders, or the amount or percentage of shares of common stock that will be held by the registered stockholders, either as Class A common stock or Class B common stock, upon consummation of any particular sale. In addition, the registered stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of Class A common stock or Class B common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. The registered stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the registered stockholders.
After the listing of our Class A common stock on the              , certain of the registered stockholders are entitled to registration rights with respect to their shares of Class A common stock or Class B common stock as described in the section titled “Description of Capital Stock—Registration Rights.”

We intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement. As a result, we have registered shares of Class A common stock underlying shares of Class B common stock currently held by registered stockholders, as well as by our affiliates, that can vest and settle while the registration statement of which this prospectus forms a part is effective.
We are not party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of the shares of Class A common stock by the registered stockholders. However, we have engaged financial advisors with respect to certain other matters relating to the listing of our Class A common stock on the          . See the section titled “Plan of Distribution.”
We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. Shares of our Class A common stock and Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of December 31, 2020 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
We have based our calculation of the percentage ownership of our common stock prior to the effectiveness of the registration statement on no shares of our Class A common stock outstanding and         shares of our Class B common stock outstanding as of December 31, 2020, which includes               shares of our Class B common stock resulting from the conversion of shares of our Series A convertible preferred stock and shares of our Series B convertible preferred stock; and          shares of our Class B common stock resulting from the conversion of our Convertible Notes, each conversion occurring upon the effectiveness of the registration statement of which this prospectus forms a part, as if such conversions had occurred as of December 31, 2020. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o ZipRecruiter, Inc., 604 Arizona Avenue, Santa Monica, California 90401.

	Shares Beneficially Owned Prior to the Effectiveness of the Registration Statement				Percent of Total Voting Power %	Shares of Class A Common Stock Registered
	Class A		Class B
	Number	%	Number	%
Named Executive Officers and Directors:
Ian Siegel(1)
Boris Shimanovsky(2)
Renata Dionello(3)
Emilie Choi(4)
Cipora Herman(5)
Blake Irving(6)
Brian Lee(7)
Eric Liaw(8)
All executive officers and directors as a group (14 persons)(9)
Other 5% Stockholders:
Entities affiliated with Institutional Venture Partners(10)
Entities affiliated with Wellington(11)
Entities affiliated with Ward Poulos(12)
Entities affiliated with Willis Redd(13)
Joseph Edmonds(14)
Other Registered Stockholders:
Non-Executive Officer and Non-Director Service Providers
All Other Registered Stockholders
______________
(1)Represents (a)         shares of Class B common stock held by The Whittier Trust Company of Nevada, Inc., Trustee of the IHS Trust No.1 dated June 15, 2017; (b)        shares of Class B common stock held by The Whittier Trust Company of Nevada, Inc., Trustee of the IHS Trust No. 2 dated June 15, 2017; (c)        shares of Class B common stock held by The Whittier Trust Company of Nevada, Inc., Trustee of the RTS Trust No. 1 dated June 15, 2017; (d)        shares of Class B common stock held by The Whittier Trust Company of Nevada, Inc., Trustee of the RTS Trust No. 2 dated June 15, 2017; (e)            shares of Class B common stock held by Michael M. Siegel and Sheila J. Siegel, Trustees of The Siegel Community Property Trust dated April 27, 1995, As Amended; (f)             shares of Class B common stock held by Robert Eugene Tortorete; (g)           shares of Class B common stock held by Matthew Siegel; (h)         shares of Class B common stock held by Robert Francis Tortorete; and (i)        shares of Class B common stock held by Ruth Tortorete. Ian Siegel has sole voting and investment power with respect to the shares held by Robert Eugene Tortorete, Matthew Siegel, Robert Francis Tortorete, and Ruth Tortorete. Michael Siegel and Sheila Siegel serve as trustees of The Siegel Community Property Trust. Ruth Tortorete has sole voting and investment power over The Siegel Community Property Trust and all entities associated with the Whittier Trust Company of Nevada, subject to the terms of the trusts.
(2)Mr. Shimovsky joined us as our Chief Technology Officer in June 2020.
(3)Ms. Dionello joined us as our Chief People Officer in September 2020.
(4)Represents        shares underlying options to purchase Class B common stock that are exercisable within 60 days of December 31, 2020.
(5)Represents            shares underlying options to purchase Class B common stock that are fully vested as of December 31, 2020.
(6)Represents           shares underlying options to purchase Class B common stock that are fully vested as of December 31, 2020.
(7)Represents          shares underlying options to purchase Class B common stock that are fully vested as of December 31, 2020.
(8)Represents        shares of Class B common stock held by entities affiliated with Institutional Venture Partners, as reflected in footnote 10 below. Mr. Liaw, a member of our board of directors, is a general partner of Institutional Venture Partners, and therefore, may be deemed to share voting and investment power with regard to the shares held directly by Institutional Venture Partners. The address for Mr. Liaw is c/o Institutional Venture Partners, 3000 Sand Hill Road, Bldg. 2, Suite 250 Menlo Park, California 94025.
(9)Represents (a)              shares of Class B common stock; and (b)        shares underlying options to purchase shares of Class B common stock that are exercisable within 60 days of December 31, 2020.
(10)Represents (a)             shares of Class B common stock held by Institutional Venture Partners XIV, L.P.; (b)              shares of Class B common stock held by Institutional Venture Partners XV Executive Fund, L.P.; and (c)            shares of Class B common stock held by Institutional Venture Partners XV, L.P. Mr. Liaw, a member of our board of directors, is a general partner of Institutional Venture Partners, and therefore, may be deemed to share voting and investment power with regard to the shares held directly by Institutional Venture Partners. Institutional Venture Management XIV, LLC is the general partner of Institutional Venture Partners XIV, L.P. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, Jules A. Maltz, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XIV, LLC and share voting and dispositive power over the shares held by Institutional Venture Partners XIV, L.P. Institutional Venture Management XV, LLC is the general partner of Institutional Venture Partners XV, L.P. Todd C. Chaffee, Somesh Dash, Norman A. Fogelsong, Stephen J. Harrick, Eric Liaw, Jules A. Maltz, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XV, LLC and share voting and dispositive power over the shares held by Institutional Venture Partners XV, L.P. Institutional Venture Management XV, LLC is the general partner of Institutional Venture Partners XV Executive Fund, L.P. Todd C. Chaffee, Somesh Dash, Norman A. Fogelsong, Stephen J. Harrick, Eric Liaw, Jules A. Maltz, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XV, LLC and share voting and dispositive power over the shares held by Institutional Venture Partners XV Executive Fund, L.P. The address for each of these entities is 3000 Sand Hill Road, Bldg. 2, Suite 250 Menlo Park, California 94025.
(11)Represents            shares of Class B common stock held by Hadley Harbor Master Investors (Cayman) II L.P., or Wellington. Wellington Management Company LLP, a registered investment company under the Investment Advisors Act of 1940, as amended, is the investment adviser to Hadley Harbor Master Investors (Cayman) II L.P. Wellington Management Company LLP is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Group LLP and Wellington Management Company LLP may be deemed beneficial owners (within the meaning of Rule 13d-3 promulgated under the Exchange Act) with shared investment and voting power over the shares held by Hadley Harbor Master Investors (Cayman) II L.P. The address for Wellington is 280 Congress Street Boston, Massachusetts 02210.
(12)Represents (a)            shares of Class B common stock held by Stephen Bassett; (b)               shares of Class B common stock held by Sue E. Poulos; (c)            shares of Class B common stock held by Ward E. Poulos; (d)            shares of Class B common stock held by W & S Poulos Family Trust; (e) shares of Class B common stock held by The Whittier Trust Company of Nevada, Inc., Trustee of the SSP Trust No. 1 dated July 11, 2017; (f)            shares of Class B common stock held by The Whittier Trust Company of Nevada, Inc., Trustee of the SSP Trust No. 2 dated July 11, 2017; (g)            shares of Class B common stock held by The Whittier Trust Company of Nevada, Inc., Trustee of the WAP Trust No. 1 dated July 11, 2017; and (h)            shares of Class B common stock held by The Whittier Trust Company of Nevada, Inc., Trustee of the WAP Trust No. 2 dated July 11, 2017. Ward Poulos has sole voting power with respect to the shares held by Stephen Basset and Sue E. Poulos, and with respect to the W & S Poulos Family Trust, sole voting and investment power. The Trustee of each of the foregoing trusts is John O’Connor, an individual, who has sole voting and investment power with respect to each trust, subject to the terms of each trust.
(13)Represents (a)            shares of Class B common stock held by The Redd Family Trust; (b)            shares of Class B common stock held by Willis Redd 2019 Grantor Retained Annuity Trust; (c)            shares of Class B common stock held by Richard Redd; (d)            shares of Class B common stock held by Marilyn Redd; (e)            shares of Class B common stock held by Jeff Carstetter; (f)            shares of Class B common stock held by Kathy Carstetter; (g)            shares of Class B common stock held by Abigail Carstetter; (h)            shares of Class B common stock held by Scott Carstetter; (i)            shares of Class B common stock held by Janise Rodgers; (j)            shares of Class B common stock held by Dane Rodgers; (k)            shares of Class B common stock held by Ben Redd; and (l)            shares of Class B common stock held by the Redd Irrevocable Trust. Willis Redd has sole voting power with respect to the shares held by Richard Redd, Marilyn Redd, Jeff Carstetter, Abigail Carstetter, Scott Carstetter, Janise Rodgers, Dane Rodgers, and Ben Redd. Willis Redd and Kelly Redd serve as Trustees of The Redd Family Trust and have shared voting and investment power with respect to the trust, subject to the terms of the trust. Will Redd serves as Trustee of Willis Redd 2019 Grantor Retained Annuity Trust and has sole voting and investment power with respect to the trust, subject to the terms of the trust. Jeff Carsetter and Kathy Carstetter serve as Trustees of Redd Irrevocable Trust, dated March 4, 2019 and have shared voting and investment power with respect to the trust, subject to the terms of the trust.
(14)Represents (a)            shares of Class B common stock held by Joseph Edmonds; (b)            shares of Class B common stock held by David Smith; (c)            shares of Class B common stock held by Sun Nam Smith; (d)            shares of Class B common stock held by Baird Edmonds; (e)            shares of Class B common stock held by Betheda Edmonds; (f)            shares of Class B common stock held by Lynn Edmonds; (g)            shares of Class B common stock held by Kate Owen, as custodian for Alejandra Owen; (h)            shares of Class B common stock held by Nancy Edmonds; (i)               shares of Class B common stock held by Stacey Martin, as custodian for Wyatt Martin; (j)            shares of Class B common stock held by Julie Smith; (k)            shares of Class B common stock held by Linda Smith; and (l)            shares of Class B common stock held by Mon Agranat. Joseph Edmonds has sole voting power with respect to the shares held by David Smith, Sun Nam Smith, Baird Edmonds, Betheda Edmonds, Lynn Edmonds, Kate Owen, as custodian for Alejandra Owen, Nancy Edmonds, Stacey Martin, as custodian for Wyatt Martin, Julie Smith, Linda Smith and Mon Agranat.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock, as they will be in effect shortly following the effectiveness of the registration statement of which this prospectus forms a part. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, and this description summarizes provisions included in these documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the effectiveness of the registration statement of which this prospectus forms a part, our authorized capital stock will consist of                      shares of Class A common stock, $0.00001 par value per share,                     shares of Class B common stock, $0.00001 par value per share, and                      shares of undesignated preferred stock, $0.00001 par value per share.
Assuming the conversion of shares of our Series A convertible preferred stock and shares of our Series B convertible preferred stock into shares of our Class B common stock as well as the conversion of the Convertible Notes into shares of our Class B common stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part, as of December 31, 2020, there will be outstanding:
•no shares of our Class A common stock;
• shares of our Class B common stock outstanding, held by approximately stockholders of record;
• shares of our Class B common stock issuable upon the exercise of outstanding stock options, with a weighted-average exercise price of $ per share; and
• shares of our Class B common stock issuable upon settlement of outstanding RSUs.
Class A Common Stock and Class B Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of our convertible preferred stock outstanding at the time, the holders of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. Shares of Class A common stock and Class B common stock will be treated equally, identically and ratably, on a per share basis, with respect to dividends that may be declared by our board of directors.
Voting Rights
Holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to      votes per share, on all matters submitted to a vote of stockholders. Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of our outstanding Class B common stock will hold       % of the voting power of our outstanding capital stock, with our directors, executive officers, and 5% stockholders and their respective affiliates holding              % of the voting power in the aggregate. The holders of our Class A common stock, Class B common stock will generally vote together as a single class on all matters (including the election of directors) submitted to a vote of our stockholders, unless otherwise required by Delaware law or our restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our restated certificate of incorporation will not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our restated certificate of incorporation establishes a classified board of directors, to be divided in three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder for their respective three-year terms.
Conversion
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the effectiveness of the registration statement of which this prospectus forms a part, except for certain permitted transfers, including certain transfers to family members, trusts solely for the benefit of the stockholder or their family members, affiliates under common control with the stockholder, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members, in each case as fully described in our restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock will not be reissued.
All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the date that is the earlier of (1) the date specified by a vote of the holders of      % of the then-outstanding shares of Class B common stock, (2)              years from the date of the effectiveness of the registration statement of which this prospectus forms a part, and (3) the date the shares of Class B common stock cease to represent at least       % of all outstanding shares of our common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into Class A common stock, the Class B common stock may not be reissued.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Form
Shares of Class A common stock and Class B common stock will be uncertificated.
Preferred Stock
Each currently outstanding share of our Series A convertible preferred stock will automatically be converted into eight shares of Class B common stock and each share of our currently outstanding Series B convertible preferred stock will automatically be converted into one share of Class B common stock, in each case, upon the effectiveness of the registration statement of which this prospectus forms a part. Following such date, no shares of convertible preferred stock will be outstanding.
Shortly following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.
Stock Options
As of December 31, 2020, we had outstanding options to purchase an aggregate of        shares of our Class B common stock, with a weighted-average exercise price of $       per share,       of which were granted pursuant to our 2014 Plan, of which were granted pursuant to our 2012 Plan, and       of which were not granted under a plan, but were granted pursuant to a performance award under the consultant’s option agreement. Since December 31, 2020 through         , 2021, we have granted options to purchase an aggregate of              shares of our Class B common stock, with a weighted-average exercise price of $            , pursuant to our 2014 Plan.
Restricted Stock Units
As of December 31, 2020, we had outstanding RSUs settleable for an aggregate of       shares of our Class B common stock, all of which were granted pursuant to our 2014 Plan. Since December 31, 2020 through            , 2021, we have granted RSUs settleable for an aggregate of                    shares of our Class B common stock, pursuant to our 2014 Plan.
Registration Rights
Our Investors’ Rights Agreement, or IRA, provides that certain holders of our Class A common stock and Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, as set forth below. The registration of shares of our Class A common stock or Class B common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement was declared effective. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the demand, piggyback, and Form S-3, registrations described below, including the reasonable fees of one counsel for the selling holders, not to exceed $25,000. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

The registration rights set forth in the IRA will expire five years following the effectiveness of the registration statement of which this prospectus forms a part, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares without registration pursuant to Rule 144 of the Securities Act during any three-month period.
Demand Registration Rights
After the effectiveness of the registration statement of which this prospectus forms a part, the holders of approximately             shares of our Class A common stock and Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effectiveness of the registration statement of which this prospectus forms a part, the holders of at least 30% of these shares then outstanding can request that we register the offer and sale of their shares. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 30 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement relating to our common stock.
Piggyback Registration Rights
After the effectiveness of the registration statement of which this prospectus forms a part, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of up to approximately              shares of our Class A common stock and Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related solely to a company equity plan, (2) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
S-3 Registration Rights
After the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to approximately              shares of our Class A common stock and Class B common stock will be entitled to certain Form S-3 registration rights. The holders of at least 15% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $2.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. If we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of and ending on a date 90 days following the effectiveness of a registration statement relating to our common stock.
Anti-Takeover Provisions
The provisions of Delaware law, our restated certificate of incorporation, and our restated bylaws, as we expect they will be in effect shortly following the effectiveness of the registration statement of which this prospectus forms a part, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:
•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Multi-Class Stock Structure. As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our restated certificate of incorporation will provide for a multi-class common stock structure pursuant to which holders of our Class B common stock, including our current investors, executives, and employees, will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
•Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”
•Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least              of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. In addition, the affirmative vote of holders of              % of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend the provisions of our restated certificate of incorporation relating to the terms of our Class B common stock. The affirmative vote of holders of at least              of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.
•Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation will not provide for cumulative voting.
•Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•Issuance of Undesignated Preferred Stock. Our restated certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
•Exclusive Forum. Our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will also provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.
Listing
We intend to apply to list our Class A common stock on the                         under the symbol “      .”
Transfer Agent and Registrar
Upon the effectiveness of the registration statement of which this prospectus forms a part, the transfer agent and registrar for our Class A common stock and Class B common stock will be             . The address of the transfer agent and registrar is             .

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the listing of our Class A common stock on the           , there has been no public market for our shares of Class A common stock, and we cannot predict the effect, if any, that sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the price of our Class A common stock prevailing from time to time. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales could occur, could adversely affect the public price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any registered stockholder may, or may not, elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock, including shares issued upon the exercise of outstanding stock options, or the availability of such shares for sale, could adversely affect market prices prevailing from time to time.
Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of December 31, 2020, we had no shares of our Class A common stock and shares of our Class B common stock, assuming (1) the conversion of shares of our Series A convertible preferred stock and shares of our Series B convertible preferred stock into shares of our Class B common stock and (2) the conversion of the Convertible Notes into shares of our Class B common stock.
Shares of our Class A common stock and Class B common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the effectiveness of the registration statement of which this prospectus forms a part, shares of our Class A common stock may be sold either by the registered stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.
As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year will be able to sell their shares of Class A common stock under Rule 144, which is expected to include approximately                  shares of Class A common stock immediately after our registration.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period a number of shares of Class A common stock that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Rights
Pursuant to the IRA, we have granted demand, Form S-3, and piggyback registration rights to certain of our stockholders to sell our Class A common stock or Class B common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
Registration Statements on Form S-8
In connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class A common stock and Class B common stock subject to outstanding stock options and RSU awards, and the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

SALE PRICE HISTORY OF OUR CAPITAL STOCK
We intend to apply to list our Class A common stock on the          . Prior to the initial listing, no public market existed for our Class A common stock. However, our Class B common stock has a history of trading in private transactions. The table below shows the high and low sales prices for our Class B common stock in private transactions by our stockholders, for the indicated periods, as well as the volume weighted average price per share, based on information available to us. This information may have little or no relation to broader market demand for our Class A common stock and thus the opening public price and subsequent public price of our Class A common stock on the          . As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the opening public price and subsequent public price of our Class A common stock on the          . See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—The trading price of our Class A common stock, upon listing on           , may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.”

	Per Share Sale Price		Number of Shares Sold in the Period	Volume Weighted Average Price (VWAP)	Number of Shares Outstanding (Period End)
	High	Low
Annual
Year Ended December 31, 2020	$6.36	$6.36	2,987,420	$6.36
Quarterly
Year Ended December 31, 2020
First Quarter	—	—	—
Second Quarter	—	—	—
Third Quarter	—	—	—
Fourth Quarter	6.36	6.36	2,987,420	6.36
Monthly
Year Ended December 31, 2020
June	—	—	—
July	—	—	—
August	—	—	—
September	—	—	—
October	—	—	—
November	6.36	6.36	2,987,420	6.36
December	—	—	—

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition by Non-U.S. Holders (as defined below) of our Class A common stock. This discussion does not describe all of the tax considerations that may be relevant to a particular holder's acquisition, ownership or disposition of our Class A common stock. In addition, this discussion does not discuss the potential application of the alternative minimum tax or the Medicare Contribution tax and does not deal with state or local taxes, U.S. federal gift, and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to holders of our Class A common stock in light of their particular circumstances.
Special rules different from those described below may apply to certain holders that are subject to special treatment under the Code, such as:
•insurance companies, banks, and other financial institutions;
•tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
•foreign governments and international organizations;
•broker-dealers and traders in securities;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;
•persons that own, or are deemed to own, more than five percent of our capital stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
•persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).
Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.
If an entity treated as partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly with retroactive effect, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.
PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.
Distributions on Our Class A Common Stock
As described in the section entitled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any dividends on our capital stock in the foreseeable future. If we do make distributions on our Class A common stock, however, such distributions made to a Non-U.S. Holder of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under “—Gain on Disposition of Our Class A Common Stock.”
Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, certifying the Non-U.S. Holder’s entitlement to the lower rate under that treaty. Such form must be provided prior to the payment of the applicable dividend and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We (or an applicable withholding agent) are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.
See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.
Gain on Disposition of Our Class A Common Stock
Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (1) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in our Class A common stock.
Non-U.S. Holders recognizing gain described in (1) above will be required to pay tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though such holder is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our real property interests and assets used in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our Class A common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our Class A common stock is regularly traded on an established securities market for purposes of the relevant tax rules. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership or disposition of our Class A common stock.
Backup Withholding and Information Reporting
Generally, we or certain financial middlemen must report information to the IRS with respect to any distributions we pay on our Class A common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a sale or other taxable disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-United States person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes only, certain U.S. related brokers may be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.
Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends with respect to our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Under proposed U.S. Treasury Regulations, this withholding tax will not apply to the gross proceeds from any sale or disposition of our common stock. Withholding agents may, but are not required to, rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

PLAN OF DISTRIBUTION
The registered stockholders may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the                     , or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Class A common stock are listed for trading.
We are not party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the registered stockholders, except we have engaged financial advisors with respect to certain other matters relating to the registration and listing of our Class A common stock, as further described below. As such, we will have no input if and when any registered stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any registered stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.
We will not receive any proceeds from the sale of shares of Class A common stock by the registered stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.
We have engaged Goldman Sachs & Co. LLC, or Goldman Sachs, and J.P. Morgan Securities LLC, or J.P. Morgan, as our financial advisors to advise and assist us with respect to certain matters relating to the registration and listing of our Class A common stock, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our Class A common stock on the                     , the preparation of the registration statement of which this prospectus forms a part, and the preparation of investor communications and presentations in connection with investor education, and to be available to consult with the designated market maker, or DMM, who will be setting the opening public price of our Class A common stock on the                     . However, our financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein with respect to consultation with the DMM on the opening public price in accordance with                      rules.
The DMM, acting pursuant to its obligations under the rules of the                     , is responsible for facilitating an orderly market for our Class A common stock. Based on information provided to the                     , the opening public price of our Class A common stock on the                      will be determined by buy and sell orders collected by the DMM from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the , buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with rules because there has not been a recent sustained history of trading in our Class A common stock in a private placement market prior to listing, the                      will consult with Goldman Sachs and J.P. Morgan, in order for the DMM to effect a fair and orderly opening of our Class A common stock on the                     , without coordination with us, consistent with the federal securities laws in connection with our direct listing. Pursuant to such rules, and based upon information known to it at that time, Goldman Sachs and J.P. Morgan are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and pre-listing selling and buying interest in our Class A common stock that they become aware of from potential investors and holders of our Class A common stock including after consultation with certain institutional investors (which may include certain of the registered holders), in each case, without coordination with us. Goldman Sachs and J.P. Morgan in their capacity as financial advisors to the Company, and who are available to consult with the DMM in accordance with                      rules, are expected to provide the DMM with our fair value per share, as determined by our most recently completed independent common stock valuation report, dated as of                     , which was $                      per share of Class A common stock and Class B common

stock. The common stock valuation report was prepared by an independent third party on behalf of the Company, and no financial advisor participated in the preparation of such report. The DMM, in consultation with Goldman Sachs and J.P. Morgan, is also expected to consider the information in the section titled “Sale Price History of our Capital Stock.”
Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our Class A common stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the                     . The pre-opening indications will be available on the consolidated tape and                      market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Class A common stock.
In connection with the process described above, a DMM in a direct listing may have less information available to it to determine the opening public price of our Class A common stock than a DMM would in an underwritten initial public offering. For example, because our financial advisors are not acting as underwriters, they will not have engaged in a book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the                     from various broker-dealers. Consequently, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the                     , decline significantly and rapidly. See the section titled “Risk Factors—Risks Related to the Ownership of Our Class A Common Stock—The registration and listing of our Class A common stock differs significantly from an underwritten public offering” and “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—The trading price of our Class A common stock, upon listing on                     , may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.”
In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the registered stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act.
If any of the registered stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such registered stockholder or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal.

LEGAL MATTERS
Fenwick & West LLP, Santa Monica, California, which has acted as our counsel in connection with this listing, will pass upon the validity of the shares of our Class A common stock registered by this prospectus. Latham & Watkins LLP, Menlo Park, California, is legal advisor to the financial advisors.
EXPERTS
The financial statements as of December 31, 2019 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class A common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.ziprecruiter.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our Class A common stock.

ZIPRECRUITER, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of ZipRecruiter, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of ZipRecruiter, Inc. and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statement of operations, of changes in redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Los Angeles, California
May 18, 2020, except for the effects of disclosing net loss per share discussed in Note 3 to the consolidated financial statements, as to which the date is January 29, 2021
We have served as the Company's auditor since 2015.

ZipRecruiter, Inc.
Consolidated Balance Sheet
(in thousands, except par value)

December 31,
2019
Assets
Current assets
Cash	$35,529
Accounts receivable, net of allowances of $5,128	25,575
Prepaid expenses and other assets	7,107
Deferred commissions, current portion	2,431
Total current assets	70,642
Property and equipment, net	6,090
Operating lease right-of-use assets	22,275
Internal use software, net	12,874
Deferred commissions, net of current portion	3,328
Intangible assets, net	328
Goodwill	1,724
Deferred tax assets, net	172
Other assets	291
Total assets	$117,724
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Deficit
Current liabilities
Accounts payable	$8,477
Accrued expenses	42,876
Deferred revenue	18,458
Operating lease liabilities, current portion	5,823
Other liabilities	248
Long-term borrowing, current portion	278
Total current liabilities	76,160
Long-term borrowing, net of current portion	9,722
Operating lease liabilities, net of current portion	21,119
Other liabilities	61
Total liabilities	107,062
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock
Series A, $0.00001 par value; 2,271 shares authorized, issued, and outstanding; liquidation preference of $94,500	83,375
Series B, $0.00001 par value; 6,151 shares authorized, 6,031 shares issued and outstanding; liquidation preference of $50,000	49,598
Total redeemable convertible preferred stock	132,973
Stockholders' deficit
Common stock, $0.00001 par value; 137,800 shares authorized, 79,584 shares issued, and 79,388 shares outstanding	—
Treasury stock, 195 shares outstanding	(644)
Additional paid-in capital	35,339
Accumulated deficit	(157,006)
Total stockholders' deficit	(122,311)
Total liabilities, redeemable convertible preferred stock, and stockholders' deficit	$117,724
The accompanying notes are an integral part of these consolidated financial statements.

ZipRecruiter, Inc.
Consolidated Statement of Operations
(in thousands, except per share data)

Year Ended December 31,
2019
Revenue	$429,559
Cost of revenue	54,778
Gross profit	374,781
Operating expenses:
Sales and marketing	276,197
Research and development	65,410
General and administrative	39,492
Total operating expenses	381,099
Loss from operations	(6,318)
Other income (expense)
Interest expense	(575)
Sublease income	1,170
Other income (expense)	(38)
Total other income, net	557
Loss before income taxes	(5,761)
Income tax expense	588
Net loss	(6,349)
Less: Accretion of redeemable convertible preferred stock	(3,722)
Net loss attributable to common stockholders	$(10,071)
Net loss per share, basic and diluted	$(0.13)
Weighted-average shares used in computing net loss per share, basic and diluted	79,337

The accompanying notes are an integral part of these consolidated financial statements.

ZipRecruiter, Inc.
Consolidated Statement of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)

	Redeemable Convertible Preferred Stock								Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Series A		Series B		Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2019	2,271	$79,793	6,031	$49,458	79,650	$—	(195)	$(644)	$31,060	$(150,657)	$(120,241)
Issuance of common stock upon exercise of options	—	—	—	—	784	—	—	—	945	—	945
Vesting of early exercised restricted stock	—	—	—	—	—	—	—	—	66	—	66
Stock-based compensation	—	—	—	—	—	—	—	—	6,990	—	6,990
Capital contribution	—	—	—	—	(851)	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	3,582	—	140	—	—	—	—	(3,722)	—	(3,722)
Net loss	—	—	—	—	—	—	—	—	—	(6,349)	(6,349)
Balance as of December 31, 2019	2,271	$83,375	6,031	$49,598	79,583	$—	(195)	$(644)	$35,339	$(157,006)	$(122,311)

The accompanying notes are an integral part of these consolidated financial statements.

ZipRecruiter, Inc.
Consolidated Statement of Cash Flows
(in thousands)

Year Ended December 31,
2019
Cash flows from operating activities
Net loss	$(6,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	6,740
Depreciation and amortization	8,944
Provision for bad debts	1,264
Deferred income taxes	(55)
Noncash lease expense	5,656
Loss on disposal of property and equipment	15
Change in operating assets and liabilities:
Accounts receivable	(9,851)
Prepaid expenses and other current assets	(783)
Deferred commissions, net	(3,908)
Other assets	74
Accounts payable	747
Accrued expenses and other liabilities	3,136
Deferred revenue	(1,608)
Operating lease liabilities	(6,157)
Net cash used in operating activities	(2,135)
Cash flows from investing activities
Purchases of property and equipment	(2,519)
Capitalized internal use software costs	(7,845)
Net cash used in investing activities	(10,364)
Cash flows from financing activities
Proceeds from exercise of stock options	945
Net cash provided by financing activities	945
Net decrease in cash	(11,554)
Cash
Beginning of year	47,083
End of year	$35,529
Supplemental disclosure
Cash paid for taxes	$877
Cash paid for interest	577
Supplemental disclosure of non-cash activities
Capitalized assets included in accounts payable and accrued expenses	$1,405
Stock-based compensation capitalized for software development	250
Decrease in right-of-use asset and lease liability from lease modification	2,825
Accretion of redeemable convertible preferred stock	3,722

The accompanying notes are an integral part of these consolidated financial statements.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
1.Description of Business
ZipRecruiter, Inc. was incorporated in the state of Delaware on June 29, 2010. Hereinafter, ZipRecruiter, Inc. and its wholly owned subsidiaries ZipRecruiter Israel Ltd., ZipRecruiter UK Ltd., and ZipRecruiter Canada Ltd. are collectively referred to as “ZipRecruiter” or the “Company.” The Company is a two-sided marketplace that enables employers and job seekers to connect with one another online to fill job opportunities.

2.Basis of Presentation, Principles of Consolidation and Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Reclassifications
The Company has reclassified amounts in the Consolidated Statement of Operations to separately present gross profit. In the previously issued consolidated financial statements, cost of revenue was included within operating expenses.
Foreign Currency Remeasurement
The Company’s foreign subsidiaries operate in their local currency and their functional currency is the U.S. dollar. Monetary assets and liabilities of each subsidiary, denominated in local or other foreign currency, are remeasured at the end of each reporting period using the exchange rates at that date. Non-monetary assets and liabilities and equity are remeasured at the historical exchange rates, while results of operations in the local currency or other foreign currencies are translated into U.S. dollars at the exchange rates in effect at the date of the transaction. Net foreign transaction losses for the year ended December 31, 2019 were not material.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates include revenue recognition, estimates relating to the measurement of operating lease right-of-use assets and operating lease liabilities, determination of the fair value of stock-based awards, valuation of common stock, income taxes, collectability of accounts receivable, impairment of long-lived assets including goodwill, the carrying value and useful lives of property and equipment and internal-use software, and the amortization period for deferred commission costs. By their nature, estimates are subject to an inherent degree of uncertainty and actual results could differ from those estimates.
On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.
Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Accounting standards describe a fair value hierarchy based on the following three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:
- Level 1 — Quoted prices in active markets for identical assets, liabilities, or funds.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The carrying amounts of the Company’s financial instruments, including accounts receivable, accounts payable, and accrued expenses approximate fair value because of their short-term maturities. The carrying amount of long-term debt outstanding at December 31, 2019, using Level 2 inputs, approximates fair value due to the relationship between the interest rate on long-term debt and the borrowing rates available to the Company.
Certain assets, including goodwill and intangible assets are also subject to measurement at fair value on a non-recurring basis using Level 3 inputs, but only when they are deemed to be impaired. For the year ended December 31, 2019, no impairments were identified on those assets required to be measured at fair value on a non-recurring basis.
Segments
The Company operates as a single operating segment. The Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, regularly reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources. Substantially all of the Company's principal operations, decision-making functions and long-lived assets are located in the United States.
Business Combinations
The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. Assets and liabilities acquired in a business combination are recorded at their estimated fair values on acquisition date. The excess of the purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill.
Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. The Company’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Transaction costs associated with business combinations are expensed as incurred.
Revenue Recognition
Effective January 1, 2018, the Company adopted the guidance under Accounting Standards Codification (“ASC”) No. 606, Revenue from Contracts with Customers (“ASC 606”) utilizing the modified retrospective transition method.
Under ASC 606, the Company recognizes revenue when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration it expects to be

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
entitled to in exchange for those goods or services. The Company determines revenue recognition through the following five steps:
(1)Identification of the contract, or contracts, with a customer
(2)Identification of all performance obligations in the contract
(3)Determination of the transaction price
(4)Allocation of the transaction price to the performance obligations in the contract
(5)Recognition of revenue when, or as, the performance obligation or obligations are satisfied
The Company identifies enforceable revenue contracts when the terms are agreed to by the customer. Some of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines the standalone selling prices based on its overall pricing objectives, taking into consideration market conditions and other factors, including the value of its contracts, the products sold, and the number and types of users within the Company’s contracts.
Revenue is recognized as performance obligations are satisfied and is presented net of the sales allowance.
The Company derives its revenues from the following sources:
Subscription Revenue
Subscription revenue consists of time-based job posting plans, upsells which complement or expand visibility and prominence to job posting plans, and resume database plans. Plans are priced at a flat rate based on plan size and whether the plan is for a daily, monthly, or annual term. Customer contracts are typically subject to renewal at the end of the subscription term. Contracts are only cancelable at the end of the term and are nonrefundable.
Time-based job posting plans: Job posting plans provide customers access to cloud-based software services, where they may create job postings that are posted to the Company’s marketplace in addition to numerous other job sites or partner networks with job seeker communities. Customers may also access the Company’s software to review job applications and manage job postings. The Company recognizes revenue from job posting plans ratably over the term of the agreement beginning on the date the subscription service is made available to the customer. Once a customer requests a cancellation of their subscription, the open job postings are closed at the end of the term; however, the customer may still access the software to review past job postings or prior applications received under a separate upsell subscription. Job posting plans are billed in advance of the subscription period, which typically ranges from one to twelve months, except for daily subscription plans, which are billed in arrears based on how many days the customer uses the services.
Upsell services: Additional features to complement or expand visibility to job posting plans may be purchased as an upsell service. For these services, the Company bills the customers in advance and recognizes revenue ratably over the term of the agreement beginning on the date the upsell services are made available to the customer, which typically ranges from one to twelve months.
Upsell services also include job posting enhancements which are applied to individual job postings, and provide customers with a temporary boost in the prominence of the job postings. Individual job posting enhancements may be purchased by a customer when needed, or in recurring monthly prepaid bundles to complement their job posting subscription plan, and are billed in advance of use. Typically these prepaid bundles can be used over a period ranging from one to twelve months. Revenue from job posting enhancements is recognized as the customer uses the enhancement on their job postings.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
Unused prepaid job enhancements are not refundable, and the Company recognizes revenue for the estimated portion of prepaid job enhancements that are expected to expire unused (“breakage”) based on estimates considering historical breakage levels for similarly sized customers and upsell plans. Breakage is recognized as revenue in proportion to the pattern of actual usage by customers.
Resume database plans: Access to the Company’s resume database is purchased on a subscription basis and allows a customer to search for and view resumes. Resume database plans are priced based on how many resumes the customer would like to view in a month and may be purchased independent of, or in addition to, a job posting plan. Resume database plans are billed in advance of the subscription period, which typically ranges from one to twelve months. Revenue is recognized ratably over the subscription period.
Performance-based Revenue
Performance-based revenue consists of customers who pay on a per click by job applicant or per job application basis for the job postings they wish to distribute through the Company’s software. Customers pay an amount per click or per application that is usually capped at a contractual maximum per recruitment campaign, with campaigns typically lasting from one to three months. Customers on this pricing model do not have access to the Company’s software for subscription customers though they may purchase resume database subscription plans separately. Customers that use performance-based plans are typically companies with consistent hiring needs and sophisticated recruitment campaigns where they manage incoming applications and job postings on their own applicant tracking systems.
The Company may partner with and distribute job postings to partners who have job seeker databases. When a job applicant, sourced from a partner, clicks on or applies to a job posting, the Company will share a percentage of the revenue it earns from its customer with the associated partner. In these arrangements, the Company is primarily responsible for advertising the customer’s job postings and has discretion in establishing the price paid by the customer. Accordingly, the Company recognizes the fees it receives from its customers as revenue and the revenue share due is recorded in cost of revenue in the Consolidated Statement of Operations.
Performance-based revenue is typically billed monthly, in arrears, and revenue is recognized as job applicants click or apply to the distributed job postings, up to the contractual maximum per recruitment campaign.
Sales Allowance
The Company establishes a sales allowance to estimate refunds and credits that it may grant to customers in the future for missed cancellations of subscription autorenewals, or as a concession to customers who are not satisfied with services received. While customers are contractually obligated to pay their invoices, the Company may issue refunds or credits to maintain overall customer satisfaction. The sales allowance is estimated by considering historical results and trends, and is accounted for as a reduction to revenue or deferred revenue based on when the refund or credit is expected to occur within a customer’s contractual term.
The following table summarizes the changes in the sales allowance (in thousands):

Year Ended December 31,
2019
Sales allowance, at beginning of year	$3,597
Recorded as a reduction to revenue	31,179
Recorded as a reduction to deferred revenue	10,594
Utilization of allowance for refunds and credits	(36,589)
Sales allowance, at end of year	$8,781

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
Of the total sales allowance balance of $8.8 million at December 31, 2019, $4.4 million was presented net of accounts receivable and $4.4 million was presented within accrued expenses on the Consolidated Balance Sheet. The amount netted against accounts receivable represents estimated future credits expected to be granted to customers who had not yet paid for services at December 31, 2019, and the amount included in accrued expenses represents estimated refunds expected to be granted to customers who had already paid.
Cost of Revenue
Cost of revenue consists of web hosting, credit card processing fees, personnel related costs (including salaries, bonuses, benefits and stock-based compensation) for customer support employees, partner revenue share amounts, job distribution costs from performance-based revenue, and amortization of capitalized software costs associated with the Company’s marketplace technology to provide services to its customers. In addition, the Company allocates a portion of overhead costs, such as rent, IT costs, supplies and depreciation and amortization to cost of revenue based on headcount.
Sales and Marketing
Sales and marketing expense consists of personnel related costs (including salaries, sales commissions, bonuses, benefits, and stock-based compensation) for the Company’s sales and marketing employees and marketing activities. Marketing activities include advertising, online lead generation, customer and industry events, and candidate acquisition. The Company allocates a portion of overhead costs, such as rent, IT costs, supplies and depreciation and amortization to sales and marketing expense based on headcount. Sales and marketing costs are expensed as incurred.
Advertising costs principally represent online advertising costs, direct mailing, television, podcast and radio advertisements. Advertising expense was $150.9 million for the year ended December 31, 2019.
At times, the Company may prepay certain advertising expenses, which are deferred and subsequently recognized as expense when the advertisement is released. The Company had $2.2 million of prepaid advertising costs included in prepaid expenses in the Consolidated Balance Sheet as of December 31, 2019.
Research and Development
Research and development expense consists of personnel related costs (including salaries, bonuses, benefits and stock-based compensation) for the Company’s research and development employees, amortization of capitalized software costs associated with the development of databases that support the Company’s marketplace technology and the cost of certain third-party service providers. The Company allocates a portion of overhead costs, such as rent, IT costs, supplies and depreciation and amortization to research and development expense based on headcount. Research and development costs, other than software development costs qualifying for capitalization, are expensed as incurred.
General and Administrative
General and administrative expense consists of personnel related costs (including salaries, bonuses, benefits and stock-based compensation) for employees in the Company’s executive, finance, human resource and administrative departments and fees for third party professional services, including consulting, legal and accounting services. In addition, the Company allocates a portion of overhead costs, such as rent, IT costs, supplies and depreciation and amortization to general and administrative expense based on headcount.
Stock-Based Compensation
The Company recognizes compensation expense related to employee option grants in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”) and Accounting Standards Update (“ASU”) 2016-09, Improvements to Employee Share-Based Payment.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
The Company estimates the fair value of employee stock-based compensation awards on the grant-date and recognizes the resulting fair value over the requisite service period. The Company recognizes forfeitures as they occur. The Company estimates the fair value of restricted stock units based on the fair value of its common stock. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The Company has elected to treat stock-based compensation awards with graded vesting schedules and time-based service conditions as a single award and recognizes stock-based compensation on a straight-line basis over the requisite service period.
For awards that contain both performance and service vesting conditions, the grant date fair value is recognized as stock-based compensation expense using a graded vesting attribution model. No expense is recognized for awards with performance conditions until the performance condition is probable of being met.
The Black-Scholes option pricing model requires the Company to make certain assumptions including the fair value of the underlying common stock, the expected term, the expected volatility, the risk-free interest rate and the dividend yield.
Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock at the time of the grant of options by considering a number of objective and subjective factors including valuation of comparable companies, operating and financial performance and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock will be determined by the board of directors until such time as, and if, the Company’s common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled, Valuation of Privately Held Company Equity Securities Issued as Compensation.
Given that the Company does not have sufficient exercise history to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, the Company determines the expected term for its plain vanilla stock options using the simplified method, which is calculated as the midpoint of the stock option vesting term and the expiration date of the stock option.
Because the Company’s common stock has no publicly traded history, the Company estimates the expected volatility of the awards from the historical volatility of selected public companies that represent similar but alternative investment opportunities to an investment in the Company. Characteristics considered in identifying guideline public companies include similarity in size, lines of business, market capitalization, revenue and financial leverage. The Company determines the expected volatility assumption using the frequency of daily historical prices of comparable public company common stock for a period equal to the expected term of the option. The Company periodically assesses the comparable companies and other relevant factors used to measure expected volatility for stock option grants.
The risk-free interest rate assumption is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.
The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has never declared nor paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.
The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its results of operations for the year ended December 31, 2019 may have been significantly different.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
Income Taxes
The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current tax liabilities and assets are recognized for the estimated taxes payable or refundable, respectively, on the tax returns for the current year. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
The Company must also make judgments in evaluating whether deferred tax assets will be recovered from future taxable income. To the extent that it believes that recovery is not likely, the Company establishes a valuation allowance. A valuation allowance is established for deferred tax assets which the Company does not believe meet the “more likely than not” criteria. The Company’s judgments regarding future taxable income may change over time due to market conditions, tax laws, tax planning strategies or other factors. If the Company’s assumptions and estimates change in the future, the valuation allowance may materially increase or decrease, resulting in an increase or decrease in income tax expense and the related impact on the Company’s reported net loss.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued with respect to uncertain tax positions, if any, in the provision for income taxes in the Consolidated Statement of Operations.
Comprehensive Loss
ASC 220, Comprehensive Income, establishes standards for the reporting and presentation of comprehensive loss and its components in the financial statements. For the year ended December 31, 2019, the Company had no other comprehensive loss items; therefore, comprehensive loss equaled net loss. Accordingly, the Company has not included a separate consolidated statement of comprehensive loss as part of these consolidated financial statements.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash accounts with large financial institutions and at times, the cash accounts may exceed Federal Deposit Insurance Corporation (“FDIC”) limits. The Company has not experienced any losses in such accounts.
There were no customers that individually accounted for 10% or more of the Company’s outstanding accounts receivable as of December 31, 2019. No customers represented 10% or more of revenue for the year ended December 31, 2019.
The Company uses third parties to collect its credit card receivables and believes risk related to its credit card processors is minimal.
Accounts Receivable and Allowance for Doubtful Accounts
The Company receives payments via credit card, electronic payment or check. The Company’s accounts receivable consists of receivables from the Company’s credit card processing merchants and customers. Credit card payment is required unless the plan qualifies for credit terms which the Company may grant in the normal course of business. The Company does not normally require collateral or other security to support credit sales. Accounts receivable from customers do not bear interest, are typically due within 30 days and are recorded at the invoiced amount. The Company reduces accounts receivable by its allowance for doubtful accounts.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
The Company regularly monitors collections and payments from customers and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Management estimates its allowance for doubtful accounts by considering a number of factors, including historical experience, the length of time accounts receivables are past due, customer payment histories and any specific customer collection issues identified. The Company writes off accounts receivables that have become uncollectible.
The Company’s allowance for doubtful accounts was $0.7 million as of December 31, 2019, which was recorded net of accounts receivable on the Consolidated Balance Sheet.
Property and Equipment
Property and equipment is initially recorded at cost, and depreciated using the straight-line method over the estimated useful lives of the assets, which is generally three years for computer hardware and software and five years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet and the resulting gain or loss is reflected in loss from operations in the Consolidated Statement of Operations.
Leases
Effective January 1, 2019, the Company adopted the new lease accounting standard using the modified retrospective transition method applied at the effective date of the standard. Refer to discussion under Recently Adopted Accounting Pronouncements below to understand the impact of adoption on the Company’s consolidated financial statements.
The Company determines at contract inception whether the arrangement is a lease based on its ability to control a physically distinct asset for more than twelve months and determines the classification of the lease as either operating or finance. For all leases, the Company combines all components of the lease including related non-lease components as a single component. Operating leases are reflected as operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Consolidated Balance Sheet. The Company does not have any finance leases.
Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate in determining the present value of lease payments. The Company estimates the incremental borrowing rate to reflect the profile of collateralized borrowing over the expected term of the leases based on the information available at the later of the initial date of adoption, or the lease commencement date.
The operating lease ROU asset also includes any lease payments made prior to lease commencement date and excludes lease incentives. Lease terms may include options to extend or terminate the lease when the Company is reasonably certain that it will exercise the option. Lease expense is recognized on a straight-line basis over the lease term in the Consolidated Statement of Operations. Lease incentives are recognized as a reduction to the lease expense on a straight-line basis over the underlying lease term. Certain lease agreements may contain variable costs such as utilities and common area maintenance. Variable lease costs are expensed when the cost is incurred.
Internal-Use Software
The Company capitalizes eligible costs associated with the development of its internal-use software in accordance with ASC 350-40, Internal-Use Software. Accordingly, the Company capitalizes costs

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
incurred during the development phase including: (1) external direct costs of materials and services consumed in developing or obtaining the software, and (2) payroll and payroll-related costs for employees who are directly associated with the project. The Company expenses all costs as incurred that relate to the planning and post implementation phases of its software development cycle and costs associated with minor enhancements and maintenance. Capitalized costs are amortized using the straight-line method over three years. Amortization of internal-use software costs associated with the Company’s marketplace technology to provide services to its customers is recorded in cost of revenue. Amortization of internal-use software costs associated with internal databases, candidate insights, and reporting are recorded in research and development and general and administrative expenses in the Consolidated Statement of Operations. Amortization of these costs are allocated in the Consolidated Statement of Operations based on the nature of the underlying project.
Intangible Assets
Intangible assets are amortized over their estimated useful life using the straight-line method which approximates the pattern in which the economic benefits are consumed.
Impairment of Long-Lived Assets
The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, Property, Plant and Equipment, Accounting for the Impairment or Disposal of Long-Lived Assets. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are less than the carrying value of the asset, a loss is recorded as the excess of the asset’s carrying value over its fair value. There were no impairment charges related to long-lived assets during the year ended December 31, 2019.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net assets acquired and liabilities assumed in a business combination. The Company tests for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. The Company has one reporting unit for impairment purposes.
In testing for goodwill impairment, the Company has an option to first make an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if concluded otherwise, step one of the impairment test is performed.
Step one compares the estimated fair value of a reporting unit to its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step, the carrying amount of the goodwill is compared to its implied fair value and an impairment charge is recorded for the excess in carrying value. There were no impairment charges in the period presented.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
Recent Accounting Pronouncements
Accounting Pronouncements Not Yet Adopted
As an “emerging growth company”, the Jumpstart Our Business Startups Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.
In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing model for measuring the allowance for credit losses for financial assets measured at amortized cost (including accounts receivable) to a model that is based on the expected losses rather than incurred losses. Under the new credit loss model, lifetime expected credit losses on such financial assets are measured and recognized at each reporting date based on historical, current, and forecast information. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, and in April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. These ASUs provide supplemental guidance and clarification to ASU 2016-13 and must be adopted concurrently with the adoption of ASU 2016-13, cumulatively referred to as “Topic 326.” For public business entities that are Securities and Exchange Commission (“SEC”) filers excluding smaller reporting companies, this guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. For all other entities, this guidance is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effects of the adoption of this update on its consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), which allows companies an alternative accounting treatment for subsequently measuring goodwill. Under ASU 2017-04, the goodwill impairment test is simplified such that the impairment loss to goodwill is measured as the difference between the carrying amount of the reporting unit over its fair value, thereby eliminating Step 2 from the current impairment test, which required comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of the goodwill. For public business entities that are SEC filers excluding smaller reporting companies, this guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. For all other entities, this guidance is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effects of the adoption of this update on its consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under ASU 2018-07, most of the guidance on such payments to nonemployees is aligned with requirements for share-based payments granted to employees. For public business entities, this guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within that fiscal year. For all other entities, this guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company is currently evaluating the effects of the adoption of this update on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the accounting for implementation

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software under ASC 350-40, in order to determine which costs to capitalize and recognize as an asset and which costs to expense. For public business entities, this guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, this guidance is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption of the guidance is permitted, including adoption in any interim period for all entities, and can be applied either prospectively to implementation costs incurred after the date of adoption or retrospectively to all arrangements. The Company is currently evaluating the impact of the adoption of this update on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which enhances and simplifies various aspects of income tax accounting guidance. For public business entities, this guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, this guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted, including adoption in an interim period. An entity that elects to early adopt ASU 2019-12 in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. The Company is currently evaluating the effects of the adoption of this update on its consolidated financial statements.
Recently Adopted Accounting Pronouncements
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10), that provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. The Company adopted ASU 2016-01 for its annual and interim periods on January 1, 2019. The adoption did not have a material impact on the Company’s consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. The Company adopted ASU 2015-15 for its annual and interim periods on January 1, 2019. The adoption did not have a material impact on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), requiring lessees to record most leases on their balance sheets as right-of-use assets for the right to use the underlying assets and lease liabilities for the obligation to make lease payments.
On January 1, 2019 (the “effective date”), the Company early adopted the new lease accounting standard using the modified retrospective transition method applied at the effective date of the standard. Results for reporting periods beginning after January 1, 2019 are presented under the new leasing standard. The Company elected to utilize the package of practical expedients at the time of adoption, which allows the Company to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. Additionally, the Company elected to combine lease and non-lease components for each of its existing underlying asset classes. The Company also elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Company did not recognize ROU assets or lease liabilities.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
There was no impact upon adoption to the Consolidated Statement of Operations or Cash Flows. On the effective date, the Company recorded a cumulative adjustment to recognize operating lease liabilities of $35.9 million and corresponding operating lease ROU assets of $30.8 million on the Consolidated Balance Sheet for operating leases. The operating lease ROU assets were recorded net of a $5.2 million reclassification of previously deferred or prepaid rent and lease incentives.
Refer to Note 11 – Leases for additional information.
3.Net Loss Per Share
Basic and diluted net income (loss) per share is presented in conformity with the two-class method required for participating securities. The two-class method requires net income after deducting the accretion of redeemable convertible preferred stock be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. In periods of net income, net income after deducting the accretion of redeemable convertible preferred stock is attributed to common stockholders and participating securities based on their participation rights. Net losses after deducting the accretion of redeemable convertible preferred stock are not allocated to the participating securities as the participating securities do not have a contractual obligation to share in any losses. The Company’s redeemable convertible preferred stock are participating securities as the holders of the redeemable convertible preferred stock are entitled to participate in dividends with the common stockholders. Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period.
The Company computes diluted net income per share under a two-class method where income is reallocated between common stock, potential common stock and participating securities. Potential common stock includes stock options and restricted stock units computed using the treasury stock method. For the year ended December 31, 2019, given the Company has net losses, all potential common stock is anti-dilutive and so diluted net loss per share equals basic net loss per share.
The following table presents the weighted-average number of potentially dilutive common stock equivalents excluded from the computation of diluted net loss per share as of December 31, 2019 because their inclusion would have been antidilutive (in thousands):

Year Ended December 31,
2019
Options to purchase common stock	22,667
Unvested restricted stock units	1,453
Redeemable convertible preferred stock, if converted basis	24,202
Total shares excluded from diluted net loss per share	48,322

4.Revenue Information
Contract Balances
Contract liabilities are recorded as deferred revenue when customer payments are received in advance of the Company meeting all the revenue recognition criteria under ASC 606. Deferred revenue includes prepaid subscription and performance-based revenue. Generally, the remaining performance obligations will be satisfied within one to twelve months after prepayment. The Company recognized $20.0 million of revenue during the year ended December 31, 2019 that was included in the deferred revenue balance as of December 31, 2018.
As of December 31, 2019, the Company had no contract assets.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
Remaining Performance Obligations
The Company has omitted the disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized as the vast majority of the Company’s contracts have a duration of one year or less. As of December 31, 2019, the Company’s contracts with customers that have a term of more than one year are not material.
The Company did not recognize revenue for the year ended December 31, 2019 from performance obligations satisfied in previous periods.
Deferred Commissions
ASC 606 requires the deferral of the recognition of incremental costs to obtain a contract, which the Company has identified as certain of its sales commissions paid to internal sales representatives for the sale of the Company’s services. Certain incremental costs were determined to have an amortization period of less than one year. For those costs, the Company has elected to apply the practical expedient to expense those costs as incurred. The Company has identified other incremental costs that have an amortization period of longer than one year. These costs are deferred and subsequently amortized on a straight-line basis over the expected customer life, which has been estimated to be three years based on an analysis of historical and expected customer life. Amortization expense is included within sales and marketing expense in the Consolidated Statement of Operations.
For the year ended December 31, 2019, amortization expense for deferred sales commissions was $1.3 million. There was no impairment to capitalized deferred commissions in the year ended December 31, 2019.
Disaggregation of Revenue
The Company disaggregates revenue into two revenue streams: subscription revenue and performance-based revenue. The following table presents the Company’s revenue streams for 2019 (in thousands):

Year Ended December 31,
2019
Subscription	$373,863
Performance-based	55,696
Total revenue	$429,559

5.Property and Equipment, net
Property and equipment consist of the following (in thousands):

December 31,
2019

Computer, equipment and software	$5,461
Furniture and fixtures	1,894
Leasehold improvements	4,765
12,120
Less: Accumulated depreciation	(6,030)
Total property and equipment, net	$6,090
Depreciation expense for the year ended December 31, 2019 was $2.4 million.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
6.Internal-Use Software, net
Internal-use software consists of the following (in thousands):

December 31,
2019
Internal-use software	$22,914
Less: Accumulated amortization	(10,040)
Total internal-use software, net	$12,874
Amortization expense for internal-use software for the year ended December 31, 2019 was $5.9 million.
Future amortization expense of the Company’s internal-use software as of December 31, 2019 is as follows for the years ending December 31 (in thousands):

2020	$5,765
2021	4,671
2022	2,140
2023	298
Total future amortization expense	$12,874

7.Intangible Assets
The Company has finite-lived intangible assets, which are amortized over their estimated useful lives on a straight-line basis. The following table presents the gross carrying amount and the accumulated amortization of finite-lived intangible assets (in thousands, except for useful life):

	Useful Life	December 31,
	in Years	2019
Acquired developed technology	3	$1,876
Brand assets	3	70
		1,946
Less: Accumulated amortization		(1,618)
Total intangibles, net		$328
Amortization expense for finite-lived intangible assets was $0.6 million for the year ended December 31, 2019.
As of December 31, 2019, total net intangible assets are estimated to be fully amortized during 2020.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
8.Accrued Expenses
Accrued expenses consist of the following (in thousands):

December 31,
2019
Accrued marketing	$8,222
Accrued bonuses	9,325
Other accrued expenses	7,389
Accrued partner expenses	5,675
Accrued 401(k) contributions	3,370
Accrued commissions	3,884
Accrued indirect taxes	653
Accrued refunds and customer liabilities	4,358
Total accrued expenses	$42,876

9.Term Loan and Revolving Credit Facility
On March 21, 2017, the Company entered into a loan and security agreement (“Agreement”). The Agreement provided the Company with a credit facility (“Revolving Line”) providing for borrowings up to $12.5 million and allowed the Company term loan advances (“Term Loan”) up to $10.0 million. On November 30, 2018, the Company entered an amendment (the “Third Amendment to the Loan and Security Agreement”) to the Agreement whereby the Revolving Line limit was increased from $12.5 million to $20.0 million and the maturity date was extended to November 28, 2021. The Third Amendment to the Loan and Security Agreement also extended the Term Loan maturity date to November 1, 2022 and required the Company to draw down the full Term Loan limit of $10.0 million on November 30, 2018. Under the Third Amendment to the Loan and Security Agreement, the Revolving Line bore interest at a floating per annum rate of 0.4% above the bank’s Prime Rate and interest on the Term Loan was adjusted to a per annum rate equal to 0.4% above the bank’s Prime Rate as of the funding date.
On November 21, 2019, the Company entered a subsequent amendment (the “Amended and Restated Loan and Security Agreement”) to the Agreement whereby the Revolving Line limit was increased from $20.0 million to $25.0 million and the maturity date was extended to November 21, 2022. The Amended and Restated Loan and Security Agreement also increased the amount available under the Term Loan to $20.0 million and extended the maturity date to November 1, 2023. Additionally, the Company was subject to interest equal to 0.5% per annum of the average unused portion of the Term Loan. Both the Revolving Line and the Term Loan are collateralized by the security interests in substantially all of the Company’s assets.
The amount available under the Revolving Line as of December 31, 2019 was $20.1 million. The amount available under the Revolving Line is reduced by letters of credit outstanding, which relates to various leased office spaces, which was $4.5 million as of December 31, 2019. The amount available under the Revolving Line is also reduced by business credit card balances outstanding, which was $0.4 million as of December 31, 2019. Pursuant to the Amended and Restated Loan and Security Agreement, if there are any letters of credit outstanding on the maturity date of the Revolving Line, the Company is required to provide cash collateral in the amount equal to at least 105.0% of the letters of credit. As of December 31, 2019, the Company had no outstanding borrowings under the Revolving Line and did not incur any interest expense related to the Revolving Line during the year then ended.
As of December 31, 2019, the Company had $10.0 million outstanding under the Term Loan. The average interest rate for the year ended December 31, 2019 was 5.7%. The total interest expense incurred related to the Term Loan was $0.6 million and is recorded in interest expense in the Consolidated Statement of Operations for the year ended December 31, 2019.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
The outstanding principal under the Term Loan as of December 31, 2019 is repayable as follows for the years ending December 31 (in thousands):

2020	$278
2021	3,333
2022	3,333
2023	3,056
Total outstanding principal payable	$10,000
The Amended and Restated Loan and Security Agreement provides for certain events of default such as nonpayment of principal and interest when due, breaches of representations and warranties, noncompliance with covenants, insolvency, and default on certain agreements related to indebtedness. Upon the occurrence of an event of default and at the option of the lender, all the amounts outstanding under the Amended and Restated Loan and Security Agreement may be declared to be immediately due and payable.
The Amended and Restated Loan and Security Agreement contains financial covenants and other customary affirmative and negative covenants, including, among other terms and conditions, delivering financial statements and other financial information by certain due dates, achieving minimum revenue targets, maintaining a minimum remaining months of liquidity requirement, restrictions on changes in business, management, control of business locations, indebtedness, dispositions of certain business or property, mergers or acquisitions, subordinated debt, maintenance of collateral accounts and payment of dividends or distributions. The Company was in compliance with the financial covenants as of December 31, 2019.
10.Commitments and Contingencies
Purchase Commitments
As of December 31, 2019, the Company had various noncancelable purchase commitments relating to software service agreements. Future minimum commitments are $7.6 million for 2020, $10.7 million for 2021, and $3.5 million for 2022.
Legal Matters
The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability. However, if the Company determines that a contingent loss is reasonably possible and the loss or range of loss can be estimated, the Company will disclose the possible loss in the consolidated financial statements. As of December 31, 2019, the Company has determined that it does not have a potential liability related to any legal proceedings or claims that would individually or in the aggregate materially adversely affect its financial conditions or operating results. Legal costs relating to loss contingencies are expensed as incurred.
Indemnification
In the ordinary course of business, the Company may provide indemnification of varying scopes and terms to customers, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company, or from certain claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor has the Company been sued in connection with these indemnification arrangements.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2019, the Company has not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is neither probable nor reasonably estimable.
11.Leases
The Company has various noncancelable operating leases for its offices. These existing leases have remaining lease terms ranging from one to six years. Certain lease agreements contain renewal options, termination rights, rent abatement, and/or escalation clauses with renewal terms that can extend the lease term from one to five years. The Company cannot determine with reasonable certainty that these options will be exercised and therefore they are not considered when recording ROU assets, lease liabilities or lease expense.
The components of lease cost related to the Company’s operating leases is as follows (in thousands):

Year Ended December 31,
2019
Operating lease cost	$7,434
Short-term lease cost	380
Variable lease cost	1,456
Sublease income	(1,170)
Net lease cost	$8,100
The Company made cash payments for amounts included in the measurement of operating lease liabilities of $8.0 million for the year ended December 31, 2019.
During the year ended December 31, 2019, the Company modified the terms of one of its leases to terminate three years earlier than the original expiration date. The impact of this modification was a reduction to the operating lease right-of-use asset and operating lease liability of $2.8 million.
Supplemental information related to the Company’s operating leases is as follows:

December 31,
2019
Weighted-average remaining lease term	4.5 years
Weighted-average incremental borrowing rate	5.3%
Future undiscounted lease payments for the Company’s operating lease liabilities and a reconciliation of these payments to its operating lease liabilities as of December 31, 2019 are as follows (in thousands):

2020	$7,094
2021	6,957
2022	6,137
2023	4,977
2024	3,661
Thereafter	1,546
Total lease payments	30,372
Less: imputed interest	(3,430)
Present value of operating lease liabilities	$26,942

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
In April 2016, the Company entered a noncancelable sublease agreement for one of its office facilities through March 2021. The sublease rent is subject to increases over the term of the lease. The total minimum future contractual rental payments as of December 31, 2019 are $0.8 million in 2020 and $0.2 million in 2021. The Company computes rental income on a straight-line basis over the lease term. The difference between rental income and rental payments over the lease term is recorded as an unbilled rent receivable.
12.Common Stock and Redeemable Convertible Preferred Stock
Common Stock
In October 2016, each of the Company’s founders entered into capital contribution agreements where they agreed to contribute back to the Company up to an aggregate of 3.4 million shares of common stock on a ratable basis over a four year period through July 2020. The contributed shares will be retired and canceled immediately. As of December 31, 2019, an aggregate of 2.9 million shares of common stock were contributed back to the Company. The contributed shares are accounted for within equity.
Redeemable Convertible Preferred Stock
On August 12, 2014, the Company raised gross proceeds of $25.0 million from the sale of 0.9 million shares of Series A Redeemable Convertible Preferred Stock (“Series A preferred stock”) at $27.7358 per share. In addition, the Company exchanged 11.0 million shares of common stock purchased by the Series A preferred stock investors for 1.4 million shares of Series A preferred stock. Issuance costs of $0.2 million were incurred and recorded as a reduction to the carrying value of the Series A preferred stock.
On November 7, 2017 the Company raised gross proceeds of $50.0 million from the sale of 6.0 million shares of Series B Redeemable Convertible Preferred Stock (“Series B preferred stock” and, together with the Series A preferred stock, the “preferred stock”) at $8.2909 per share. Issuance costs of $0.7 million were incurred and recorded as a reduction to the carrying value of the Series B preferred stock.
The rights and preferences of the Series A and Series B preferred stock are summarized below.
Conversion
Each share of preferred stock is convertible, at the option of the holder, at any time and from time to time, into a number of shares of common stock as determined by dividing such share’s original issue price by the conversion price. The conversion price was initially the original issuance price which is then subject to change for stock splits, dividends, recapitalizations, and dilutive issuances. The current applicable conversion price is $3.4670 for the Series A preferred stock and $8.2909 for the Series B preferred stock. As of December 31, 2019, each share of outstanding Series A and Series B preferred stock converts into 8 shares and 1 share of common stock, respectively.
The preferred stock automatically shall convert into common stock, at the then effective conversion rate, upon (1) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended resulting in gross proceeds of at least $100.0 million or (2) the date and time, or occurrence of an event specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A preferred stock and the holders of at least a majority of the then outstanding shares of Series B preferred stock, each voting separately as a class. The conversion rate shall be computed in the same manner as in an optional conversion, except that in the case of a mandatory conversion triggered by clause (1) above, the conversion shall be adjusted if the price per share in the offering is less than $6.9340 for the Series A preferred stock or $2.0727 for the Series B preferred Stock, subject to adjustment for stock dividends, stock splits, combinations or other similar recapitalization events.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2019, the Company had 24.2 million authorized, but unissued shares of common stock available for conversion of the preferred stock.
Liquidation
A Deemed Liquidation Event includes (1) a merger or consolidation or (2) the sale, lease transfer, exclusive license or disposition, in a single transaction or series of related transactions, by the Company of all or substantially all the assets of the Company. In the event of any voluntary or involuntary liquidation or dissolution, or winding up of the Company or a Deemed Liquidation Event, the holders of preferred stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to stockholders before any payment is made to the holders of common shares.
The amount paid per share for Series A preferred stock would be the greater of (1) one-and-a-half times the Series A preferred stock original issue price, plus any dividends declared but unpaid, or (2) such amount per share as would have been payable had all shares of Series A preferred stock been converted in common stock immediately prior to such liquidation, dissolution, or winding up or Deemed Liquidation Event.
The amount paid per share for Series B preferred stock would be the greater of (1) one times the Series B preferred stock original issue price, plus any dividends declared but unpaid, or (2) such amount per share as would have been payable had all shares of Series B preferred stock been converted in common stock immediately prior to such liquidation, dissolution, or winding up or Deemed Liquidation Event.
If amounts available to be distributed are insufficient to pay the liquidation preference in full, then the holders of preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by the preferred stock holders upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Any remaining assets after payment of the liquidation preferences to the holders of the preferred stock would be distributed amongst the holders of common stock, pro rata based on the number of shares held by each holder.
Redemption
At any time on or after November 7, 2022, at the election of the holders of a majority of the then outstanding shares of preferred stock voting as a single class, and so long as the Company has sufficient funds without the need to obtain financing, shares of preferred stock will be redeemed by the Company at a price equal to (1) one-and-a-half times the Series A preferred stock original issue price of $27.7358 for shares of Series A preferred stock and (2) the Series B preferred stock original issue price of $8.2909 for shares of Series B preferred stock.
The liquidation preference and redemption provisions of the preferred stock are considered contingent redemption provisions as there are certain elements that are not solely within the control of the Company. These elements primarily relate to the redemption rights described above and the Deemed Liquidation Events such as a change in control or an involuntary winding-up or dissolution of the Company. Accordingly, the Company has presented the preferred stock within the mezzanine section of the Consolidated Balance Sheet.
The Company accretes the carrying value of the Series A and B convertible preferred stock to the redemption values over the period to the earliest redemption date, November 7, 2022, using the effective interest rate method. Accretion is recorded as a charge against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital until fully depleted, then finally against accumulated deficit.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
Voting
Each holder of preferred stock is entitled to one vote per whole share of common stock into which such holder’s shares of preferred stock are convertible as of the record date for such vote. The holders of preferred stock, voting as a separate class, are entitled to elect two directors of the Company. The holders of common stock, voting as a separate class, are entitled to elect four directors of the Company.
Dividends
The holders of preferred stock are entitled to receive non-cumulative dividends when and as declared by the board of directors with dividends declared or paid to common stock or any other series of stock on an as converted to common stock basis. No dividends were declared or paid by the Company during the year ended December 31, 2019.
13.Stock-Based Compensation
2012 and 2014 Plans
The Company has granted awards under the 2012 Equity Incentive Plan (“2012 Plan”) or 2014 Equity Incentive Plan (“2014 Plan”), collectively the “Plans”. All awards currently are granted from the 2014 Plan. However, the 2012 Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2012 Plan. As of December 31, 2019, there were 33.5 million shares issuable and 1.9 million shares of common stock available for grant under the 2014 Plan.
The Plans permit the grant of incentive stock options to employees and the grant of nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to the Company’s employees, directors and consultants at the sole discretion of the board of directors. The Plans also allow for the administrator of the plan to include terms in an award agreement that the option holder may exercise in whole or part of the option prior to the full vesting of those options.
Stock Options
Under the 2014 Plan, options must be granted with exercise prices not less than the fair value of the underlying common stock on the date of grant. Options granted generally vest over periods of up to four years and expire ten years from the grant date. During 2019, the Company amended the terms and conditions of the Israeli Sub-Plan of the 2014 Plan. The Israeli Sub-Plan amendment allows the Company to grant options to Israeli employees or Israeli non-employees with exercise prices less than the fair market value of the underlying common stock on the date of grant.
If a 2014 Plan option expires, such as upon termination of employment, becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares will become available for future grant or sale under the 2014 Plan. If the employee does not exercise vested 2014 Plan options within 90 days of termination, these options will expire and revert back to the 2014 Plan’s option pool. The Company’s policy is to issue new shares of common stock upon the exercise of stock options.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
A summary of the Company’s stock option activity under the Plans for the year ended December 31, 2019 is as follows (in thousands, except weighted-average information):

	Number of Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2018	23,520	$2.00	7.4
Granted	683	5.73
Exercised	(784)	1.21
Forfeited/Canceled	(1,120)	2.96
Outstanding at December 31, 2019	22,299	$2.09	6.4
Exercisable at December 31, 2019	16,824	$1.45	5.9
The weighted-average grant-date fair value per share of options granted for the year ended December 31, 2019 was $3.08. The total intrinsic value of options exercised in 2019 was $3.7 million. This intrinsic value represents the difference between the fair market value of the Company’s common stock on the date of exercise and the exercise price of each option. As a result of the Company’s full valuation allowance, excess tax benefits realized for the tax deductions from stock options exercised during the years ended December 31, 2019 had no net impact on the Company’s income tax provision. The total fair value of options vested for the year ended December 31, 2019 was $7.2 million. The total intrinsic value of options outstanding and options exercisable as of December 31, 2019 was $90.9 million and $79.4 million, respectively.
The weighted average assumptions that were used to calculate the grant date fair value of the Company’s stock option grants for the year ended December 31, 2019 were as follows:

2019
Expected dividend yield	—%
Expected stock price volatility	54.5%
Risk-free interest rate	2.0%
Expected term (in years)	5.93
During the year ended December 31, 2019, the Company recorded stock-based compensation expense for stock option awards of $6.5 million under the 2012 and 2014 Plans. As of December 31, 2019, total remaining stock-based compensation expense for unvested stock options is $11.5 million, which is expected to be recognized over a weighted average period of 1.2 years.
On April 12, 2018, the board of directors approved the issuance of performance and service-based options outside of the Plans to a consultant of the Company. The number of shares of the Company’s common stock issuable upon the vesting of this award is based upon (1) satisfaction of performance milestones and (2) continued service as a service provider through each vesting date, so that all shares of stock are fully vested on the fourth anniversary of the vesting commencement date. Achievement of the minimum performance thresholds would result in the issuance of 50,000 shares and achievement at the maximum performance thresholds would result in the issuance of 300,000 shares.
The Company used the Black-Scholes model to estimate the fair value of the award. The Company records compensation expense based on the then-current fair values of the stock options at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock options’ fair value until the earlier of the date at which the consultant’s performance is complete or a performance commitment is reached, which is generally when the stock option vests. As of December 31, 2019, the fair value per share of the award is $4.39. For the year ended December 31, 2019, the Company recorded total compensation expense of $0.2 million. As of

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
December 31, 2019, unrecognized compensation expense related to unvested performance-based options is $14,000, which is expected to be recognized within one year.
Stock-based Compensation
Total stock-based compensation expense for stock options is recorded in the Consolidated Statement of Operations as follows for the year ended December 31, 2019 (in thousands):

Year Ended
December 31,
2019
Cost of revenue	$119
Sales and marketing	1,031
Research and development	3,159
General and administrative	2,431
Total stock-based compensation	$6,740
During the year ended December 31, 2019, the Company capitalized $0.3 million in stock-based compensation cost associated with the development of internal-use software.
Restricted Stock Units
The Company has granted restricted stock units (“RSUs”) to certain employees and directors of the Company. The granted RSUs vest upon the satisfaction of both a time-based service condition and a liquidity event performance condition. The time-based service condition for these awards is generally satisfied over four years. The liquidity event performance condition is satisfied upon the earliest to occur of a qualifying event, defined as a change of control transaction, or after a set period of time following the effective date of the Company’s initial public offering (“IPO”) pursuant to an effective registration statement under the Securities Act for the sale of the Company’s equity securities. Transactions to go public in which the Company does not sell its equity securities do not satisfy the liquidity event performance condition.
A summary of the Company’s RSU activity for year ended December 31, 2019 is as follows (in thousands, except weighted-average information):

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested at December 31, 2018	—	$—
Granted	2,639	5.88
Vested	—	—
Forfeited/Canceled	(136)	5.68
Unvested at December 31, 2019	2,503	$5.89
As of December 31, 2019, the Company concluded that the liquidity event performance condition described above for the RSUs was not probable of being satisfied. As a result, the Company did not recognize any compensation cost during the year ended December 31, 2019 for any RSUs granted. In the quarter in which the performance condition is achieved, the Company will begin recording stock-based compensation expense using the graded vesting method based on the grant date fair value of the RSUs. As of December 31, 2019, there was $14.7 million of unrecognized stock-based compensation expense related to unvested RSUs. Of this amount, $6.0 million relates to RSUs for which the service-based vesting condition had been satisfied as of December 31, 2019.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
14. 401(k) Plan
The Company participates in a retirement plan qualified as a defined contribution plan under Section 401(k) of the Internal Revenue Code by making contributions to employee retirement accounts. The Company’s management may elect to make contributions to the 401(k) plan based on a percentage of the employee’s earnings and contributions. The Company incurred and accrued for $3.4 million of contributions to employee retirement accounts as of December 31, 2019.
15.Income Taxes
The following are domestic and foreign components of the Company’s loss before income taxes (in thousands):

Year Ended December 31,
2019
Domestic	$(7,024)
Foreign	1,263
Loss before income taxes	$(5,761)

The components of the Company's income tax expense are as follows (in thousands):

Year Ended December 31,
2019
Current:
Federal	$—
State and local	144
Foreign	499
Total current income tax expense	643
Deferred:
Federal	7
State and local	3
Foreign	(65)
Total deferred income tax benefit	(55)
Total income tax expense	$588

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
A reconciliation of the income taxes computed at the U.S. federal statutory tax rate of 21% to the income tax expense for 2019 is as follows (in thousands):

Year Ended December 31,
2019
U.S. federal statutory income tax rate	$(1,210)
State and local income taxes, net of federal benefit	223
Foreign income inclusion	348
Stock-based compensation expense	776
Other permanent items	898
Tax credits	(6,286)
Other	(14)
Change in valuation allowance	6,392
Return to provision	(539)
Income tax expense	$588
The components of deferred tax assets (liabilities) are as follows (in thousands):

Year Ended December 31,
2019
Deferred income tax assets:
Net operating loss carryforwards	$25,244
Stock-based compensation	1,213
Accrued expenses	1,550
Tax credit carryforwards	13,431
Non-deductible interest carryforwards	25
Operating lease liabilities	6,858
Gross deferred tax assets	48,321
Less valuation allowance	(37,706)
Net deferred tax assets	10,615
Deferred tax liabilities:
Fixed asset depreciation	(297)
Operating lease right-of-use assets	(5,670)
Intangible assets and goodwill	(3,010)
Deferred commissions	(1,466)
Total deferred tax liabilities	(10,443)
Total net deferred tax assets	$172
The Company regularly assesses the need for a valuation allowance against its deferred tax assets as prescribed by ASC 740, Income Taxes. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, which includes historical operating performance and ability to generate sufficient taxable income in the future, whether it is more likely than not that some or all the deferred tax assets will not be realized. As a result, the Company has recorded a full valuation allowance against net U.S. federal and state deferred tax assets of $37.7 million as of December 31 2019.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
For the year ended December 31, 2019, the net change in the valuation allowance was approximately $6.4 million, which was comprised of the following (in thousands):

Year Ended December 31,
2019
Valuation allowance, at beginning of year	$31,314
Increase in valuation allowance recorded through earnings	6,392
Valuation allowance, at end of year	$37,706
As of December 31, 2019, the Company had gross net operating loss carryforwards of approximately $100.2 million for federal income tax purposes, and $69.5 million for state income tax purposes. Of the federal and state net operating loss carryforwards, $32.2 million and $3.4 million, respectively, carryforward indefinitely. The remaining federal net operating loss carryforwards will expire at various dates beginning in the year ending December 31, 2034, if not utilized. The remaining state net operating loss carryforwards will expire at various dates beginning in the year ending December 31, 2024, if not utilized. In addition, as of December 31, 2019 the Company had tax credit carryforwards in the amount of $11.7 million for federal income tax purposes, and $7.7 million for state income tax purposes. The federal credit carryforwards will begin to expire at various dates beginning in the year 2033 while the majority of state credit carryforwards are not subject to expiration.
Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation provided for in the Internal Revenue Code and similar state codes. Such annual limitation could result in the expiration of net operating loss and credit carryforwards before utilization. The Company does not believe that such limitation rules will have a material impact on the consolidated financial statements.
The U.S. Internal Revenue Code of 1986, as amended, imposes an annual limitation on a corporation’s ability to utilize net operating loss carryforwards if it experiences an ownership change as defined in Section 382. If certain substantial changes in the entity’s ownership occur, there would be an annual limitation on the amount of the carryforward(s) that can be utilized.
The following is a reconciliation of the total amounts of unrecognized tax benefits (in thousands):

Year Ended December 31,
2019
Unrecognized tax benefit, beginning of year:	$71
Gross increases - tax positions in prior year	3,281
Gross increases - tax positions in current year	1,402
Gross decreases - tax positions in prior year	(26)
Gross decreases - tax positions in current year	—
Unrecognized tax benefit, end of year	$4,728
In the normal course of business, the Company is regularly audited by federal, state, and foreign tax authorities. Based on the current status of federal, state, and foreign audits, the Company does not believe it is reasonably possible that in the next twelve months the total unrecognized tax benefits will change by a material amount. In addition, the ultimate settlement of any issue with applicable taxing authorities will not likely have a material impact on the Company’s consolidated financial statements. As of December 31, 2019, the Company had gross unrecognized tax benefits of $4.7 million. The Company has not accrued interest and penalties related to unrecognized tax benefits reflected in the consolidated financial statements during the year ended December 31, 2019. The Company believes that the change to the unrecognized tax benefits in the next twelve months will not be material to the consolidated financial statements.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
The Company is subject to taxation in the United States, as well as various state and foreign jurisdictions. As of December 31, 2019, the Company is not under audit by the IRS, any state authority, or foreign jurisdiction for income taxes for any open years. Due to the Company’s net operating loss carryforwards, the Company’s income tax returns are open to examination by the Internal Revenue Service beginning with tax year 2012 and by state taxing authorities beginning with tax year 2011.
The Company regularly determined certain foreign earnings to be indefinitely reinvested outside the United States. Following enactment of the Tax Act, the Company still considers any historical or future earnings to be indefinitely reinvested with its foreign subsidiaries. The Company will continue to evaluate its reinvestment policy on a quarterly basis and will adjust its estimate of its income tax provision accordingly to the extent there is a change and an adjustment is required. As of December 31, 2019 the amount of undistributed earnings was approximately $1.9 million. The Company did not provide for U.S. income taxes on the undistributed earnings and other outside temporary differences of foreign subsidiaries as they are considered indefinitely reinvested outside the United States. As of December 31, 2019, the amount of temporary differences related to undistributed earnings and other outside temporary differences upon which U.S. income taxes have not been provided is immaterial to the consolidated financial statements.
16.Subsequent Events
The Company has evaluated subsequent events through May 18, 2020 which is the date these financial statements were available to be issued.
During 2020 through the date these financial statements were available to be issued, the Company drew down $10.0 million on the existing Term Loan and $16.5 million on the Revolving Line of Credit.
On February 28, 2020, the Company granted stock options under the Israeli Sub-Plan for the issuance of 0.2 million shares of common stock at a weighted average exercise price of $2.00 per share. The weighted average grant date fair value per share of the awards is $4.74. Additionally, during 2020 through the date these financial statements were available to be issued, the Company granted 2.0 million restricted stock units to employees of the Company at a weighted average grant date fair value of $6.17 per unit. The RSUs vest upon the satisfaction of both a time-based service condition and a liquidity event performance condition as described in Note 13.
On March 2, 2020, the Company signed an office lease with a term of 128 months commencing on August 29, 2020 for $17.3 million of total future minimum lease payments. Per the lease agreement, the Company has the option to terminate a portion of the leased building (“Partial Premises”) on the last day of the twelfth month of the lease term for a fee. The Company is reasonably certain it will exercise the Partial Premises termination option of the lease resulting in adjusted future minimum lease payments of $12.6 million. The lease required the Company to issue a letter of credit to the landlord in the amount of $3.5 million, which reduced the overall amount available under the existing Revolving Line of Credit.
The Company is subject to additional risks and uncertainties caused by the global outbreak of a novel strain of coronavirus (“COVID-19”). In March 2020, the World Health Organization declared COVID-19 a pandemic. In response to the pandemic, governments and organizations have taken preventative or protective actions, such as temporary closures of non-essential businesses and “shelter-at-home” guidelines for individuals to stop the spread of the virus, which has led to a decline in global economic activity. Consequently, there has been a reduction in hiring levels, which resulted in a decline in the Company’s revenue beginning in the second half of March from fewer contract renewals and a lower daily volume of transactions.
At the date these financial statements were available to be issued, the Company has $36.5 million in outstanding borrowings under its debt facility, which contains financial covenants including a minimum revenue covenant. Based on current financial projections adjusted for the uncertainties of the pandemic, the Company expects it may not be in compliance with this covenant as of June 30, 2020. Failure to

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
comply with this covenant may result in the requirement to repay the outstanding balance immediately upon noncompliance. The severity of the impact of COVID-19 on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and related actions taken by governments to prevent disease spread, and the extent and severity of the impact on the Company’s customers, which cannot be predicted with absolute certainty. As a result, the impact of COVID-19 on the Company’s financial condition, results of operations or cash flows could be materially different from current estimates.
The Company is monitoring the impact on its business and adapting to changing circumstances in a number of ways. In March 2020, the Company reduced operating expenditures by reducing payroll costs, decreasing discretionary spend on sales and marketing, and implementing other cost saving measures. The Company incurred one-time employee termination costs of $5.7 million for severance and other employee related benefits. Additionally, while there is no certainty terms will be modified, the Company is in discussions with its lender to modify the financial covenants contained in its debt facility. If necessary, the Company could implement further cost reductions to preserve cash. However, based on the actions taken to date, the Company believes it has adequate cash on hand and the ability to generate cash sufficient to fund operations and satisfy current obligations, including the potential repayment of outstanding borrowings, for at least one year from the date these financial statements were available to be issued.

17.Events Subsequent to Original Issuance of the Consolidated Financial Statements (Unaudited)
In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events through January 29, 2021, the date the financial statements were available to be reissued.
Term Loan and Revolving Credit Facility
In June 2020, the Company extinguished its Term Loan of $20.0 million and paid off its outstanding Revolving Line balance of $16.5 million.
As of June 30, 2020, the Company was in compliance with the financial covenants under the Amended and Restated Loan and Security Agreement, however, from July 31, 2020 to August 31, 2020, the Company did not meet the minimum monthly revenue covenant. On September 2, 2020 the Company executed an amendment to the Amended and Restated Loan and Security Agreement (the “Second Amended and Restated Loan and Security Agreement”), which retroactively waived any violations of covenants under the previous agreement, removed the minimum revenue covenant, and added a minimum adjusted EBITDA covenant. The Second Amended and Restated Loan and Security Agreement also increased the amount available under the Revolving Line from $25.0 million to $35.0 million, changed the maturity date of the Revolving Line to September 2, 2022, and modified the interest rate on the Revolving Line to be the floating per annum rate equal to the greater of (1) 0.25% above the bank’s Prime Rate, and (2) 4.5%.
Convertible Notes with Related Parties
On June 22, 2020, the Company issued subordinated secured convertible promissory notes ("Convertible Notes") to related parties who are holders of the Company’s Redeemable Convertible Preferred Stock. The Convertible Notes totaled $25.0 million and have a maturity date of June 22, 2023. Principal and interest under the Convertible Notes are due and payable in full on or after the maturity date, unless earlier converted to shares of the Company’s capital stock as described below. The interest on the Convertible Notes is equal to the lower of (1) 2.5% per annum until June 2022, 3.0% per annum until December 2022, and 3.5% per annum until maturity; and (2) the maximum non-usurious rate of interest in effect from time to time under applicable laws.

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
The Convertible Notes will automatically convert into shares of a new series of preferred stock upon a Qualified Financing Event (as defined as raising gross proceeds of at least $40.0 million), or upon a Liquidity Event (as defined as a change in control, a qualified initial public offering yielding gross proceeds of at least $50.0 million, or a Direct Listing to register existing shares of capital stock of the Company for resale on a major U.S. based stock exchange not pursuant to an underwritten public offering). The Convertible Notes may convert into shares of a new series of preferred stock upon a Nonqualified Financing Event (as defined as a sale of shares of preferred stock that does not constitute a Qualified Financing Event) on or after the Maturity Date at the option of the note holders.
The conversion price triggered upon these events, with the exception of the Direct Listing event and conversion at Maturity Date, is the lower of (1) 75.0% of the price per share paid by the purchasers for the event and (2) $8.2909 per share (subject to appropriate adjustments). If a Direct Listing occurs, the conversion price is equal to the lower of (1) 75.0% of the volume-weighted average price of the Company’s common stock on the first trading day following such listing and (2) $8.2909 per share (subject to appropriate adjustments). After the Maturity Date, at the option of the holders, the Notes are convertible into a new series of preferred stock at a conversion price of $6.6327 per share which have the same rights and preferences as the Series B convertible preferred stock, except per share liquidation preference and dividend rights will be based on the conversion price of $6.6327 per share.
Certain embedded features are accounted for separately as a derivative liability and recorded at fair value each period. At the date of issuance of the Convertible Notes, the fair value of the embedded derivative was immaterial.
Equity Award Grants
From the date these financials were available to be issued to the date these financial statements were available to be reissued, the Company has granted stock options for the issuance of 0.3 million shares of common stock at a weighted average exercise price of $2.60 per share. The weighted average grant date fair value per share of the awards is $3.50. Additionally, during 2020 through the date these financial statements were available to be reissued, the Company granted 1.9 million restricted stock units to employees of the Company at a weighted average grant date fair value of $5.34 per unit. The RSUs vest upon the satisfaction of both a time-based service condition and a liquidity event performance condition as described in Note 13.
Common Stock Repurchase
On November 24, 2020, the Company repurchased a total of 3.0 million shares of common stock from three of the Company’s founders. The shares of common stock were repurchased at a price of $6.36 per share for an aggregate amount of $19.0 million. The repurchased shares of common stock were retired and recorded as a reduction of common stock and an increase of accumulated deficit.
On January 22, 2021, the Company also repurchased 0.1 million shares of common stock from a former employee for an aggregate price of $0.5 million. The repurchased shares of common stock were retired and recorded as a reduction of common stock and an increase of accumulated deficit.
Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”)
On March 27, 2020, the CARES Act was enacted in the United States to provide economic relief to individuals and businesses facing economic hardship as a result of the COVID-19 public health emergency. The CARES Act includes, among other things, provisions relating to payroll tax credits and deferrals, net operating loss carryback periods, alternative minimum tax credits refunds, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property.
As allowed by the CARES Act, the Company deferred the payment of certain federal payroll taxes. This relief program is applicable for wages paid through December 31, 2020 and requires 50% of the

ZipRecruiter, Inc.
Notes to Consolidated Financial Statements
amounts deferred to be paid by December 31, 2021 with the remaining amount paid by December 31, 2022. The rest of the CARES Act did not have an impact to the Company.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by the registrant in connection with the registration and listing of its Class A common stock. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the                            listing fee.

Amount Paid or to be Paid
SEC registration fee	$ *
listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Other advisors’ fees	*
Miscellaneous expenses	*
Total	$ *
________________
*To be provided by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.
As permitted by the DGCL, the registrant’s restated certificate of incorporation that will be in effect following the effectiveness of this registration statement contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:
•any breach of the director’s duty of loyalty to the registrant or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
•any transaction from which the director derived an improper personal benefit.
As permitted by the DGCL, the registrant’s restated bylaws that will be in effect following the effectiveness of this registration statement provide that:
•the registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;
•the registrant may indemnify its other employees and agents as set forth in the DGCL;

•the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and
•the rights conferred in the restated bylaws are not exclusive.
In addition, the registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. From time to time the registrant has indemnified and may in the future indemnify its directors and officers pursuant to these indemnification agreements in connection legal or regulatory proceedings. The indemnification provisions in the registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.
The registrant has directors’ and officers’ liability insurance for its directors and officers.
Certain of the registrant’s directors are also indemnified by their employers with regard to their service on the registrant’s board of directors.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
The following sets forth information regarding all unregistered securities sold since January 1, 2018.
Option, RSU, and Common Stock Issuances
Since January 1, 2018 and through December 31, 2020, the registrant granted to its directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 5,245,500 shares of Class B common stock under its 2014 Equity Incentive Plan, or 2014 Plan, at exercise prices ranging from $2.00 to $6.36 per share.
Since January 1, 2018 and through December 31, 2020, the registrant granted to its directors, officers, employees, consultants, and other service providers an aggregate of 6,475,160 RSUs to be settled in shares of our Class B common stock under our 2014 Stock Plan.
Since January 1, 2018 and through December 31, 2020, the registrant granted options to purchase an aggregate of 300,000 shares of Class B common stock to a consultant, outside of its 2014 Plan, at an exercise price of $3.70 for obtaining certain performance milestones set forth in such consultant’s consulting and stock option agreements.
Note Issuance
In June 2020, the registrant issued unsecured, convertible promissory notes, or Convertible Notes, to four accredited investors in the aggregate principal amount of $25,000,000, at an interest rate of 2.5% per year, compounded annually; provided, however, the interest rate shall increase by 0.5% to 3.0% per annum on the two-year anniversary of the initial closing of the note financing and shall further increase by an additional 0.5% on each six month anniversary thereafter. The maturity date of the notes is the earliest to occur of: (1) June 22, 2023, or (2) an event of default under the Convertible Notes. The Convertible Notes will automatically convert into shares of a new series of preferred stock upon a Qualified Financing Event, defined as raising gross proceeds of at least $40.0 million, or upon a Liquidity Event, defined as a change in control, a qualified initial public offering yielding gross proceeds of at least $50.0 million, or a direct listing to register existing shares of capital stock of the registrant for resale on a major U.S. based stock exchange not pursuant to an underwritten public offering). The Convertible Notes may convert into shares of a new series of preferred stock upon a Nonqualified Financing Event, defined as a sale of shares of preferred stock that does not constitute a Qualified Financing Event, or after the maturity date at the option of the note holders. The Convertible Notes will convert into shares of our Class B common stock upon the effectiveness of the registration statement of which this prospectus forms a part.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the registrant or had access, through their relationships with the registrant, to such information. Furthermore, the registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits.

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Restated Certificate of Incorporation, to be effective shortly following the effectiveness of this registration statement.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4*	Form of Restated Bylaws, to be effective shortly following the effectiveness of this registration statement.

4.1*	Form of ZipRecruiter, Inc.’s Class A common stock certificate.

4.2	Amended and Restated Investors’ Rights Agreement, dated November 7, 2017, between ZipRecruiter, Inc. and certain securityholders.

4.3	Form of Convertible Promissory Note, due June 2023.
5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement by and between ZipRecruiter, Inc. and each of its directors and executive officers.

10.2	2012 Stock Plan and forms of award agreements thereunder.

10.3	2014 Equity Incentive Plan and forms of award agreements thereunder.

10.4*	2021 Equity Incentive Plan and forms of award agreements thereunder.

10.5*	2021 Employee Stock Purchase Plan.

10.6*	Offer Letter by and between ZipRecruiter, Inc. and Ian Siegel, dated , 2021.

10.7*	Offer Letter by and between ZipRecruiter, Inc. and Boris Shimanovsky, dated , 2021.

10.8*	Offer Letter by and between ZipRecruiter, Inc. and Renata Dionello, dated , 2021.

10.9*	Change of Control and Severance Policy.

10.10*	Office Lease, dated May 16, 2014, by and between Douglas Emmett 1995, LLC and ZipRecruiter, Inc.

10.11*	Consent to Sublease Agreement, dated November 14, 2014, by and among Douglas Emmett 1995, LLC, IBISWORLD, and ZipRecruiter, Inc.

10.12*	Sublease Agreement, dated December 17, 2015, by and between Callison, LLC and ZipRecruiter, Inc.

10.13*	Commercial Lease, dated November 8, 2016, by and between Cousins Fund II Phoenix III, LLC and ZipRecruiter, Inc.

10.14*	First Amendment to Office Lease, dated May 23, 2017, by and between Douglas Emmett 1995, LLC and ZipRecruiter, Inc.

10.15*	First Amendment to Commercial Lease, dated August 31, 2017, by and between Cousins Fund II Phoenix III, LLC and ZipRecruiter, Inc.

10.16*	Lease Agreement, dated September 30, 2017, between Hudson 604 Arizona, LLC and ZipRecruiter, Inc.

10.17*	First Amendment to Lease Agreement, dated December 15, 2017, by and between Hudson 604 Arizona, LLC and ZipRecruiter, Inc.

10.18*	Sublease Agreement, dated January 31, 2018, between SwitchUp Ltd. and ZipRecruiter Israel Ltd.

10.19*	Second Amendment to Office Lease, dated May 3, 2018, by and between Douglas Emmett 1995, LLC, and ZipRecruiter, Inc.

10.20*	Office Lease, dated March 2, 2020, by and between DARED 89 LLC and ZipRecruiter, Inc.

10.21*	Second Amended and Restated Loan and Security Agreement, dated September 20, 2020, between the Company and Silicon Valley Bank.

21.1*	List of Subsidiaries of ZipRecruiter, Inc.

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.1*	Power of Attorney (included on the signature page to this registration statement).
________________
*To be provided by amendment.
(b) Financial Statement Schedules.
All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.
ITEM 17. UNDERTAKINGS.
The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
•To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Securities Act.
•To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

•To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on                     , 2021.

ZIPRECRUITER, INC.

By:
Ian Siegel
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                 and                    , as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Ian Siegel

	Chief Financial Officer (Principal Financial Officer)	, 2021
David Travers

	Senior Vice President, Accounting (Principal Accounting Officer)	, 2021
Amy Garefis

	Director	, 2021
Emilie Choi

	Director	, 2021
Cipora Herman

	Director	, 2021
Blake Irving

	Director	, 2021
Brian Lee

	Director	, 2021
Eric Liaw